As confidentially submitted with the Securities and Exchange Commission on December 23, 2024

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[   ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

CONFIDENTIAL DRAFT SUBMISSION

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TCFIII Spaceco Holdings LLC

(d/b/a Karman Space and Defense)

to be converted as described herein into a corporation named

Karman Holdings Inc. *

(Exact name of registrant as specified in its charter)

Delaware	3728	85-2660232
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5351 Argosy Avenue

Huntington Beach, CA 92649

(714) 898-9951

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mike Willis

Chief Financial Officer

Karman Holdings Inc.

5351 Argosy Avenue, Huntington Beach, CA 92649

(714) 898-9951

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

With copies to:

David Boston, Esq. Sean M. Ewen, Esq. Hugh J. McLaughlin, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Marc D. Jaffe Erika L. Weinberg Latham & Watkins LLP 1271 Sixth Avenue New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

* Immediately prior to the effectiveness of this Registration Statement, TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense) intends to convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Karman Holdings Inc.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

EXPLANATORY NOTE

TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense), the registrant whose name appears on the cover of this Registration Statement, is a Delaware limited liability company. Immediately prior to the effectiveness of this Registration Statement, TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense) will convert into a Delaware corporation pursuant to a statutory conversion, and will change its name to Karman Holdings Inc. As a result of the corporate conversion, all holders of units of TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense) will become holders of shares of common stock of Karman Holdings Inc.. Except as disclosed in the accompanying prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this Registration Statement are those of TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense) and do not give effect to the corporate conversion.

SUBJECT TO COMPLETION, DATED DECEMBER  , 2024

PRELIMINARY PROSPECTUS

    Shares

Common Stock

This is Karman Holdings Inc.’s initial public offering of our common stock (“common stock”).

We are offering    shares of common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $     and $    . We intend to apply to list our common stock on the      under the symbol “  .”

After the completion of this offering, affiliates of Trive Capital Management LLC (“Trive Capital”) will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the    . As a “controlled company,” we intend to rely on the exemptions from certain corporate governance standards of the    . See “Principal Stockholders” and “Controlled Company Exception”.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Summary—Implications of Being an Emerging Growth Company”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right, for a period of 30 days from the date of this prospectus, to purchase up to additional shares of common stock from us at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment on or about     , 2024.

Citigroup	Evercore ISI

Prospectus dated     , 2024

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock. Our business, results of operations, prospects and financial condition may have changed since such date.

For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

BASIS OF PRESENTATION

As used in this prospectus, unless the context otherwise requires, the “Company,” “our company,” “Karman,” “we,” “us” and “our” refer to TCFIII Spaceco Holdings LLC or Karman LLC and its consolidated subsidiaries for all periods prior to the Corporate Conversion discussed below and to Karman Holdings Inc. or Karman Holdco and its consolidated subsidiaries for all periods following the Corporate Conversion.

We operate as a Delaware limited liability company under the name TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense) (“Karman LLC”). Prior to the effectiveness of this registration statement, we will convert to a Delaware corporation and change our name to Karman Holdings Inc. (“Karman Holdco”). See “Corporate Conversion”. In the conversion, all of our outstanding equity interests will be converted into shares of common stock. Specifically, holders of Karman LLC units will receive shares of common stock of the Company for each unit of Karman LLC. The foregoing conversion and related transactions are referred to herein as the “Corporate Conversion.” The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors and new investors in this offering will own our common stock rather than equity interests in a limited liability company. Except as disclosed in the prospectus, the consolidated financial statements and related notes thereto and other financial information included in this registration statement are those of the Company as successor to Karman LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of common stock, par value $     per share, of the Company are being offered by the prospectus that forms a part of this registration statement.

Presentation of Financial Information

We will be a holding company and, upon consummation of this offering and the application of net proceeds therefrom, our sole asset will be the capital stock of our wholly owned subsidiaries. Karman LLC will be the predecessor of the issuer for financial reporting purposes. Accordingly, this prospectus contains the historical financial statements of Karman LLC and its consolidated subsidiaries. Karman Holdco will be the reporting entity following the offering. We expect that the Corporate Conversion will not have a material effect on our consolidated financial statements.

The audited consolidated financial statements of Karman LLC included in this prospectus (our “consolidated financial statements”) were prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”).

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Additionally, certain other amounts that appear in this prospectus may not sum due to rounding.

Our fiscal year begins on January 1 and ends on December 31 of the same year.

Non-GAAP Financial Metrics

We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of our financial measures are not prepared in accordance with generally accepted accounting principles (“non-GAAP”) under SEC rules and regulations. For example, in this prospectus, we present, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, all of which are non-GAAP financial measures as defined in Item 10(e)

ii

of SEC Regulation S-K. These measures are presented for supplemental informational purposes only, and are not intended to be substitutes for any GAAP financial measures, including net income, and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Therefore, non-GAAP financial measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP. Where appropriate, reconciliations of our non-GAAP financial measures to the most comparable GAAP figures are included. For further discussion and a reconciliation of these non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Non-GAAP Operating Measures.”

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the industry in which we operate. We have obtained this information and statistics from various independent third-party sources, independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. The information is as of its original publication dates (and not as of the date of this prospectus). Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. While we are responsible for all of the disclosure in this prospectus and believe the third-party information and our internal company research, data and estimates contained in this prospectus to be reliable, neither we nor the underwriters have independently verified any third-party information nor has any independent source verified our internal company research, data and estimates.

In addition, assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS, SERVICE MARKS, TRADENAMES, AND COPYRIGHTS

We own certain trademarks, service marks, trade names and copyrights in the United States. Unless otherwise indicated, all trademarks, service marks, trade names, and copyrights appearing in this prospectus are proprietary to us, our affiliates, and/or licensors. This prospectus also contains trademarks, tradenames, service marks, and copyrights of third parties, which are the property of their respective owners. Solely for convenience, the trademarks, tradenames, service marks, and copyrights referred to in this prospectus may appear without the ®, TM, SM, or © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks, and copyrights. We do not intend our use or display of other parties’ trademarks, tradenames, service marks, or copyrights to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, including the information presented under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

Our Company

We specialize in the upfront design, testing, manufacturing, and sale of mission-critical systems for existing and emerging missile and defense, and space programs. Our integrated payload protection, propulsion, and interstage system solutions are deployed across a wide variety of existing and emerging programs supporting important Department of Defense (“DoD”) and space sector initiatives. We estimate that no single program accounted for more than 8% of revenues for the year ended December 31, 2023, with revenue from over 100 active programs supporting current production and next-generation space, missile, hypersonic, and defense applications.

We believe that our engineering expertise, vertically integrated production capabilities, and track record with critical piece part and subcomponent manufacturing positions us to successfully serve our prime customers who rely on us to deliver technical design and scaled manufacturing for integrated systems that are required to withstand extreme environments and meet stringent performance requirements. Our highly engineered solutions are organized into three key families: Payload Protection Systems, Aerodynamic Interstage Systems, and Propulsion Systems:

•	Payload Protection and Deployment Systems: full design and manufacturing of the top section of a booster, launch vehicle, payload, or missile system

•	Aerodynamic Interstage Systems: supporting metallic and composite subsystems designed for aerodynamics and interstage separation

•	Propulsion Systems: offering of integrated solid rocket motors and supporting subsystems, launch systems, and ablative composites

Our solutions are deployed across three growing, core end markets: Hypersonics & Strategic Missile Defense, Missile & Integrated Defense Systems, and Space & Launch. We serve a diverse customer base within these end-markets where we maintain long-standing relationships and engineering partnerships. We believe that our differentiated technical design, expertise, intellectual property, and heritage of mission success provides us with a value proposition that would be difficult to replicate by our current and potential future competitors. By utilizing our vertically integrated and concept-to-production capabilities along with a highly targeted acquisition strategy, we have created a business model aimed at creating long-term, sustainable value for our customers, the programs we support, and the warfighter.

Our portfolio of integrated products and solutions, serving three core end markets, is highlighted below:

Complex, Mission-Critical Systems, Supporting Over 100 Missile, Hypersonic, and Space Programs

Payload Protection & Deployment Systems
34% of '23A revenue

Deployable Shrouds

Missile front-end that survives flight conditions and deploys at dynamic trajectories with electrical separation and actuation (S&A)

Integrated Heat Shields

Designed to withstand extreme temperature environments and support actuation, system recovery and motion control

Separation & Energetics

Designed for retention and reliable timely separation, actuation and/or recovery using energetics, mechanisms and inflation

Aerodynamic Interstage Systems
19% of '23A revenue

Interstage Separation Rings

Separation rings, attachments and motion control subsystems that enable successful stage connection/release

Missile / Rocket Body Assembly

Formed alloys and advanced materials that comprise primary missile or rocket body systems

Integrated Vehicle / Vessel

Leading the design, build and integration of space and defense vehicles (e.g., lunar lander integration, Unmanned Underwater Vehicles (UUV))

Propulsion Systems
47% of '23A revenue

Solid Rocket Motors (SRM)

Combustion system for solid grain propellant to create thrust at specified parameters to propel a rocket or missile

Launcher Systems

Integrated propulsion systems that protect, initiate, fire and launch missiles, Unmanned Aircraft Systems (UAS) and loitering munitions

Rocket Motor Nozzles & Cases

Cases and nozzles are high performance, advanced material critical subsystems that enable SRM performance

Our business approach combines both strong organic growth and our proven buy, build, and integrate acquisition strategy. Karman Space and Defense is defined by four core acquisitions that have been fully integrated into our business to create a synergistic platform with complementary capabilities and robust intellectual property (“IP”). Our formation began with the merger of Aerospace Engineering Corp. (“AEC”) and AMRO Fabricating Corporation (“AMRO”) in October 2020, which allowed us to become one of the largest independently owned suppliers focused on manufacturing complex systems for the space and missile markets. Shortly thereafter, we acquired Automated Engineering, Inc. (“AAE”) (December 2020), a manufacturer of high-temperature composites, and Systima Technologies (“Systima”) (September 2021), a specialist in design and integration of energetic and mechanical systems into the structural design of mission-critical space and hypersonic systems. Since inception, we have completed three additional, complementary acquisitions focused on further expanding our capability set. Altogether, these acquisitions have:

•	United complementary capabilities that are critical to Karman’s “concept-to-production capabilities” offering to blue chip missile and space primes

•	Provided a storied heritage of trusted, mission success encompassing 40+ years, which we deem vital to success in our industry

•	Created a platform and strategic basis to continue to seek accretive, complementary acquisitions

Today, Karman operates approximately 730,000 square feet of design, engineering, and manufacturing space, supporting a single Karman go-to-market strategy. We continue to evaluate opportunities to support anticipated growth and have recently invested to outfit a new 30,000 square foot facility in Decatur, AL to primarily service a new customer.

Karman's Footprint

Footprint & Facilities Overview

- ✓ ~1100 Talented Employees
- ✓ ~730k square ft. of dedicated space for design and manufacturing
- ✓ ~180 mechanical, aerospace, electrical, ballistic/ordinance, chemical, structural engineers

Mukilteo, WA
Skagit, WA
Wilsonville, OR
South El Monte, CA
Brea / Santa Ana, CA
Corona, CA
Huntington Beach, CA
New Greenfield
Decatur, AL Facility

Our Platform

The relentless pursuit of mission success, no matter the challenge, underscores our ability to design and produce technical, mission-critical systems for prime integrators. As a purpose-built collection of time-tested, engineering focused businesses, Karman Space and Defense’s integrated platform unites over 40+ years of successful experience in delivering complex, engineered solutions for customers.

Our business is guided by a key, overarching mission – to expand what’s possible in space and defense through the relentless pursuit of innovation, integration, and collaboration. Our business model is focused on providing innovative and reliable integrated system solutions, utilizing our concept-to-production capabilities which include comprehensive in-house design, analysis, testing and qualification, and production services. We believe this strategy and these capabilities have provided what we believe to be a competitive advantage and market-leading position.

We are focused on delivering innovative and customized solutions for our customers, with about 180 multi-discipline engineers supporting our comprehensive in-house design and manufacturing capabilities. We believe we have a unique set of capabilities, which are supported by decades of experience across advanced material design, proprietary digital models, material science and testing, and manufacturing expertise. We believe that this collection of vertically integrated capabilities provides a strong value proposition for our customers who seek to simplify their supply chains, increase their speed to market, and reduce costs—all while benefitting from quality, integrated system solutions. Our differentiated market offering is supported by significant sole and single source contract positions. Sole source or single source contracts accounted for approximately 87% of our revenue in 2023.

Our IP is developed based on our differentiated technical design expertise, which affords us the ability to work collaboratively with customers earlier in a program’s lifecycle to develop mission critical solutions. Such early participation often results in Karman solutions becoming part of the future production specification. It is our belief that once a supplier has been qualified on a particular program and is delivering on the basis of quality, it is unlikely that a customer would pursue re-qualification given a relatively lengthy and costly process. We believe this provides us with a strong competitive advantage and allows us to benefit from the longevity of missile and space programs and the visible and recurring revenue streams provided by the long-term nature of the programs we support and their budgets. Furthermore, our key design philosophy is centered around providing an optimal solution for the customer’s mission given a specified set of performance requirements. With deep advanced materials expertise and design capabilities, Karman maintains an agnostic approach to system design and material selection, crafting solutions that best meet the customer specification. These optimal solutions often incorporate our patented materials, subcomponents, and proprietary manufacturing processes that have been developed over the past 40+ years.

Our revenue is diversified across end-market, system family, program, and customer, with a significant portion of our revenue derived from sole/single source program positions. In 2023, our revenue was nearly split evenly across our three core end markets, with revenue from about 70 customers and over 100 programs. Below is a summary of our revenue breakdown during the year ended December 31, 2023:

By Market

Missile & IDS
31%
Hypersonic & SMD
36%
Space & Launch
34%

Tied to high growth markets, with balance across hypersonics, missile defense, and space

By Product Family

Aerodynamic Interstage
19%
Propulsion Systems
47%
Payload Protection & Deployment
34%

Core expertise in shroud systems, rocket motors and aerodynamic interstage systems

By IP Protection

Build to Print
6%
IP-Enabled Solutions
94%

Highly differentiated content, with ~90%+ of revenue derived from content with Karman IP

By Program

95+ Other Programs
Program A 8%
Program B 8%
Program C 6%
Program D 6%
Program E 6%
Program F 5%
Program G 5%
Program H 3%
Program I 3%
Program J 3%

No program >8% of revenue with content across enduring and emerging programs

By Customer

All Other 11%
Top 5 Customers
68%
Customers 6-10
20%

Trusted design/engineering partner with blue-chip prime customer relationships

By Source Position

Dual & Multi Source
13%
Single / Sole Source
87%

"Spec'd in" content with complex qualification processes

For the year ended December 31, 2023, we generated $280.7 million in revenue, representing 24.0% year over year growth from the year ended December 31, 2022. Additionally, we generated net income of $4.4 million on a GAAP basis and $81.9 million of Adjusted EBITDA in 2023, representing a 1.6% and 29.2% net income and Adjusted EBITDA margin, respectively. We believe that our double-digit revenue growth and Adjusted EBITDA Margins are a testament to the fundamentals of our strong underlying end-markets and the compelling value proposition that we offer our prime customers. Given what we believe to be multiple avenues for continued organic and inorganic growth and a well- diversified business across programs, customers, markets, and product families, we believe we are well-positioned for continued profitable growth. For a discussion of the use of Adjusted EBITDA and Adjusted EBITDA Margin, and a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Industry

End Markets

We primarily compete across three core end markets including: Hypersonics & Strategic Missile Defense, Missile & Integrated Defense Systems, and Space & Launch.

Hypersonics & Strategic Missile Defense: Defined by large diameter hypersonic and intercontinental missiles and interceptors, this end-market represented 36% of revenue and the largest of our three end-markets in 2023. This market continues to evolve, focused in part on the development of hypersonic missiles and capable hypersonic deterrents as well as the continued production of critical legacy platforms. As near-peer threats, namely China and Russia, continue to expand anti-ballistic missile capabilities and progress hypersonic capabilities and platforms, funding and support for viable, domestic hypersonic programs has continued to mount to combat these threats. Additionally, with the development of continued geopolitical uncertainty and a focus on global defense spending, we believe the support to develop and produce such missiles will continue to provide this end-market with a critical tailwind.

Missile & Integrated Defense Systems: The Missile & Integrated Defense end-market, defined by smaller diameter rocket, missile technologies, and launcher systems that support the successful deployment of missiles, represented 31% of our revenue in 2023. This end-market is comprised of applications across multiple uses cases including anti-armor, air-to-air, anti-ship, air-to-surface, surface-to-air, and naval-surface to air. Like our Hypersonics & Strategic Missile Defense end-market, this market has continued to benefit from a shift in defense spending posture as current conflicts demonstrate the strategic importance of these missile platforms and technologies, many of which can be rapidly deployed with high effectiveness in a modern warfare context. We expect this, along with the call for the ongoing replenishment, the need for larger strategic stockpiles by both the U.S. and its allies, and development of next-generation weapon systems to drive strong future demand.

Space & Launch: Our second largest end-market, Space and Launch, represented 34% of our revenue in 2023. This end market encompasses the application of our key integrated solutions across Payload Protection Systems, Aerodynamic Interstage Systems, and Propulsion Systems to a wide variety of traditional and new launch providers. With an expected continued emergence of new launch providers, an increased commercial launch cadence, deeper governmental focus and spend on the space sector, and the introduction of new space applications, we believe this end-market will continue to benefit from robust growth.

Competition

The competition we face in our core end markets is characterized by a fragmented supplier base of piece part and subsystems providers, with fewer integrated system providers. Given our technical design capability and requisite component and piece part expertise as an integrated solutions provider, we believe we occupy a differentiated part of our customers’ supply chain and face few direct competitors. These direct competitors are characterized by their vertically integrated design-to-production capabilities and ability to offer customers integrated system solutions. We also characterize our competition for these integrated system solutions as our prime customer’s choice to “make or buy” the solution.

Despite different positioning, we do compete with piece part and subsystem suppliers across each of our product categories at the sub-integrated system supply level. We believe these competitors are characterized by less differentiated intellectual property with a core focus on manufacturing and “build-to-print” capabilities.

We compete mainly on the basis of technical differentiation and our ability to deliver highly complex solutions to customers in a timely manner. Our ability to offer tailored solutions that meet complex design requirements has allowed us to successfully cultivate lasting customer relationships and a reputation founded in innovation. We believe our track record and focus on customer and mission success positions us as a trusted supplier and affords us the opportunity to continue to capture market share on existing and next-generation programs.

Challenges

We are subject to a number of risks inherent to our industry, including, among others: our exclusive focus on the space and defense end markets and concentration of key prime customers who account for a meaningful portion of our revenue; our ability to manage the increasing technological complexity of our business and the solutions we offer; our exposure to DoD funding and associated governmental budget trends; and our ability to consummate and effectively integrate future acquisitions on satisfactory terms. Any number of these factors, and others, could have an impact on our business and performance . There is no guarantee that our historical performance will be predictive of either future operational or financial performance. For a description of the challenges, risks, and limitations that could harm our prospects, see “Cautionary Note Regarding Forward-Looking Statements,” “Summary of Risk Factors” and “Risk Factors” included elsewhere in this prospectus.

Indebtedness

As of December 31, 2023, our total indebtedness, excluding approximately $4.4 million of unamortized debt issuance costs, was approximately $328.7 million, consisting of borrowings under our Credit Agreement. We may incur additional indebtedness in the future, including borrowings under the Credit Agreement or the Revolving Credit Facility. For a description of the risks associated with our indebtedness, see “Risk Factors—Risks Related to Our Indebtedness—Our indebtedness, which is subject to variable interest rates, could adversely affect our financial health and could harm our ability to react to changes to our business.”

Competitive Strengths

Mission-Critical, Concept-to-Production, Integrated Systems Provider

As a system-level provider, we offer a full suite of capabilities capable of taking a design through to full production. We are equipped with upfront engineering and design, testing and qualification capabilities, and a scaled manufacturing footprint. We believe that our set of integrated capabilities provides a valuable service to the marketplace, by consolidating steps in the manufacturing lifecycle in an integrated manner to meet complex customer needs. Furthermore, we believe that our positioning and integrated business model provides our customers a key advantage.

Our deep expertise across design, testing, and advanced materials allows for selection across a wide variety of capabilities necessary to create, test, and produce a specified design – all in one place. We believe this reduces the customer’s need to commit resources to in-house system design or supply chain management. As a result, when customers choose to outsource integrated system design and manufacturing to us as a single supplier, they generally benefit from increased speed to market and reduced costs. As the technical nature of design for next-generation weapon systems continues to increase, we believe that our integrated concept-to-production capabilities will provide increased value to our customers.

Differentiated Technical Design Focus with IP Creates High Barriers to Entry

With about 180 multi-discipline engineers and decades of combined experience, we believe we are differentiated by our technical capabilities and our IP, which is comprised of patents, trade secrets and proprietary know-how. We believe that our customers have come to expect and trust us to effectively design, test, and field mission-critical system solutions. Our technical capability is supported by our IP, which is comprised of three key categories: Design IP, Proprietary IP, and Process IP.

•	Our Design IP is utilized in partnership with the prime and end-customers to create complex system designs that often meet stringent and custom performance specifications. Examples of our design IP include the responsibility of the full system design and selection of components for integrated systems such as shrouds or solid rocket motors. We believe that our design capabilities enable us to begin work with customers on next-generation platforms much earlier in the development cycle, providing an opportunity for increased revenue capture at each program stage from technology maturation to production.

•	Our Proprietary IP consists of unique Karman technologies that are often deployed across our offerings. Examples of proprietary IP technologies include patented components relating to our core competencies of energetics, safe and arm, and advanced materials.

•	Our Process IP consists of engineered, and often times complex, production methods that leverage our decades long experience in manufacturing to enable production of various advanced materials into designs that require precision and quality. Examples of Process IP include Karman’s manufacturing methods deployed to create solid rocket motor nozzles, spun form shrouds, and solid propellant driven actuators.

In many instances, the solutions that we provide to our customers combines all three categories of IP, creating a unique offering which we believe creates high barriers to entry for our competitors. For the year ended December 31, 2023, we estimate that more than 90% of our revenues integrated at least one of our three IP categories.

Strategically Aligned with Priority Production and Emerging Missile & Defense Programs

We were a supplier to over 100 funded missile and space programs in 2023, covering a multitude of high priority production programs with key content provided to both production and early stage, next-generation programs. We provided content on a wide variety of U.S. high-priority missile programs across the U.S. Army, Navy, Airforce, Missile Defense Agency, and a variety of commercial space and NASA sponsored programs.

Our technical capability and strategic focus on early partnership on next-generation programs has also enabled us to capture multiple positions on key hypersonic development programs integral to the future defense of the United States and its allies. We believe our diverse and aligned programmatic exposure provides an important tailwind for the business and will continue to drive long-term growth as we continue to support important DoD initiatives.

Diversified Business Model with Balanced Revenue Mix, Offering Both Stability and Growth

Our mission-critical solutions are deployed across a diverse set of end markets, products, customers, and programs. This diversification reduces the reliance on any one program, end market, customer, or product offering and positions us well for future growth amidst a variety of potential market backdrops.

•	End-markets: Our revenue for the fiscal year ended December 31, 2023 was nearly equally distributed across our 3 core end markets with 36% from Hypersonics & Strategic Missile Defense, 31% from Missile and Integrated Defense Systems, and 34% from Space and Launch.

•	Programs: Our solutions are utilized across a diverse set of DoD missile and private space programs, with over 100 programs contributing to revenue and no single program accounting for more than 8% of our revenue in 2023.

•	Customers: We were a supplier to over 70 customers in 2023 across established and emerging customers.

We often occupy a single or sole source position on key strategic missile and space programs, with 87% of our revenue in 2023 derived from such positions. The life of these programs can often exceed 20 years with lengthy production lifecycles, providing us with a long, recurring, and visible tail of revenue.

Strong, Long-standing Customer Relationships in Attractive End-markets

Given the mission-critical nature of our products, we believe experience to be a pre-requisite for fostering long-standing relationships as our customers seek trusted suppliers with a heritage of technical quality and success to deliver on current and next-generation weapons systems. With an extensive track record spanning decades, we believe we have established ourselves as a trusted partner known for technical design and quality. Through consistent delivery of on-time, manufacturable, high-quality solutions, we have fostered enduring partnerships dating more than 15 years in many cases.

We primarily serve these customers across three key end markets: Hypersonics & Strategic Missile Defense, Missile & Integrated Defense Systems, and Space and Launch. We believe that exposure to these end markets provides an attractive market backdrop, with current tailwinds supported by:

•	Heightened global geopolitical uncertainty amidst ongoing conflicts leading to an increased focus on defense as nations seek to prioritize security and military readiness; and

•	Continued emergence of near-peer threats to the U.S. and its allies, including the advancement of next-generation weapon systems technologies (i.e., hypersonics) resulting in an increased focus on developing new technologies to deter such threats.

Highly Attractive Financial Profile

Our purpose-built Karman platform is powered by a single go-to-market strategy and cohesive design, engineering, and manufacturing expertise. We believe that this collection of capabilities and our value proposition offered in the marketplace has led to an attractive financial profile underpinned by strong top-line growth and robust Adjusted EBITDA. For the fiscal year ended December 31, 2023, we experienced 24% revenue growth, a 1.6% Net Income margin, and a 29.2% Adjusted EBITDA margin compared to fiscal year ended December 31, 2022. We believe that our business model with technical-led, integrated capabilities, attractive production and emerging program exposure, significant sole/single source contract exposure, and a culture-focused operational excellence will continue to provide the elements necessary to drive strong financial performance. For a discussion of the use of Adjusted EBITDA, Adjusted EBITDA Margin, and a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Non-GAAP Financial Measures.”

Mission-Focused, Experienced Leadership Team

Our mission-focused leadership team, with 20 years of average experience across Aerospace & Defense and other related industries, is driven by a commitment to excellence, unconventional thinking, and a passion to grow and shape the future of space and defense. Alongside Trive Capital, we have invested in talent and have elevated key industry and operating partners from our four legacy businesses to Karman leadership roles to lead the next phase of growth for the combined platform. We believe our leadership team possesses the industry, leadership, operational, business development, and finance experience necessary to successfully navigate industry dynamics and drive continued, profitable growth:

•	Tony Koblinski, our Chief Executive Officer, has spent 25+ years leading businesses focused on integrated systems and processes, most recently as the President and CEO of Madison-Kipp Corporation where he partnered with Trive Capital on its buyout of the Madison-Kipp Corporation in order to pursue a new phase of growth for the company and focus on adding value to Tier I and OEM customers.

•	Jonathan Beaudoin, our Chief Operating Officer, has 18+ years of aerospace engineering, most recently as the Regional President of the Northwest Region at Karman where he led programs and product development of Karman’s technologies across space and emerging missile platforms.

•	Stephanie Sawhill, our Chief Growth Officer, has 20+ years of aerospace industry experience and most recently served as VP of Strategy and Business Development at Systima Technologies prior to Karman’s acquisition of the company in September 2021. Sawhill is a named inventor on three patents and has co-authored papers in JANNAF, AIAA, IEEE, Ceramics International and other publications.

•	Mike Willis, our Chief Financial Officer, is a Certified Management Accountant and spent 17+ years in finance and operations management, most recently as the Director of Finance within the Forgings Division at Precision Castparts Corp where he was responsible for 14 business units across five countries.

Growth Strategy

We aim to drive value for shareholders with continued best-in-class financial performance, underlined by strong, profitable top-line growth. Our growth strategy is focused on both organic and inorganic growth initiatives, with a cohesive go-to-market strategy across each of our three core end markets:

Expand Content on Existing Programs, Leaning on Track Record of Mission Success

We are focused on providing quality integrated system solutions to prime customers and have built decades long partnerships with our customers. We believe that our regimented focus on customer relationship development via a differentiated technical solution and track record of mission success on existing programs creates an opportunity to drive further shipset expansion. Utilizing our internal processes and our customer relationship management (“CRM”) initiatives, we continue to develop, and execute on, a targeted pipeline of potential content expansion opportunities for pre-low-rate initial production (“LRIP”) phase programs where we believe we could offer a superior solution. Additionally, we continue to educate and demonstrate the value of our full scope of solutions across payload protection, propulsion, and interstage systems, and with prime integrators on existing programs and believe that there is significant growth potential from the continued execution of these efforts.

Lead with Design Capabilities to Capture Positions on Next-Generation Programs

Our design capabilities present a unique opportunity to collaborate with our customers as they seek solutions for their emerging hypersonic and next-generation weapons platforms. Being an early partner in the design and creation of increasingly complex, next-generation systems enables revenue capture at the earliest stages of development and across the program lifecycle from technology maturation through long-term production. Given what is typically a lengthy and costly requalification process, we believe that once a quality supplier has been included as part of the specification, it is unlikely that prime integrator will seek an alternative solution. To drive growth, we intend to continue to execute as a trusted partner on our portfolio of existing next-generation platforms as they mature through qualification and into production and to seek further opportunities on newly emerging missile and space programs, utilizing our current integrated design-to-production capabilities and industry partnerships to efficiently develop and deliver innovative solutions. Aided by long-term secular growth trends across our key end-markets and by our ability to meet the increasingly complex design challenges required of next-generation weapon systems, we believe that our strategic efforts can drive profitable growth as these programs develop, mature and enter production.

Continue to Provide Increasingly Integrated Systems

We believe that our integrated system solutions provide significant value to our prime customers who seek to streamline their supply chains and increase their speed to market. In alignment with our customer’s needs, we intend to develop increasingly integrated system solutions through the development or acquisition of new, complementary capabilities to bolster the breadth and depth of our current integrated offerings. We also intend to selectively expand the application of our current offerings and capabilities to develop additional integrated vehicles and vessels such as lunar landers and other unmanned platforms. As our offerings continue to become increasingly integrated with more Karman content, we believe that we only further enhance our competitive advantage in a supply chain characterized by fragmentation. Our strategy remains focused on designing and producing the optimal, engineered system solution for our customers given their specified performance requirements.

Seek Value-Added Acquisitions Complementary to our Existing Capability Set

We have a rigorous approach to acquisitions, as demonstrated by the successful integration of seven acquisitions since formation. In pursuing acquisitions, we target companies with:

•	Highly engineered products

•	Significant intellectual property and/or proprietary processes

•	Capabilities which enable the next or deeper integrated system solution capabilities

•	Capabilities which can be leveraged across multiple programs and end markets

Management’s experience in driving financial performance from our defined model, which remains focused on profitable growth and our customer’s mission success, and integration with Karman operating systems has led to a targeted goal of meaningfully improving an acquired business’ Adjusted EBITDA over a three-year time frame post-acquisition. We believe that the fragmented market of piece part and subsystem suppliers presents an opportunity for continued acquisitions.

Summary of Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in “Risk Factors” before deciding to invest in our common stock. If any of these risks actually occur our business, results of operations, prospects, and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

Risks Related to Our Strategy

•	we rely heavily on certain customers for a significant portion of our sales;

•	a significant deferment of orders by customers could have a material adverse effect on our business, results of operations, prospects, and financial condition;

•	the loss of our GSA contracts or GWACs could impair our ability to attract new business;

•	if we are unable to manage the increasing technological complexity of our business, or achieve or manage our expected growth, our business could be adversely affected;

•	we have in the past consummated acquisitions and intend to continue to pursue acquisitions, and our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations;

•	we depend on our executive officers, senior management team and highly trained employees and any work stoppage, difficulty hiring similar employees, or ineffective succession planning could adversely affect our business;

Risks Related to Our Operations

•	if critical components or raw materials used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business;

•	our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production;

•	our leases may be terminated or we may be unable to renew our leases on acceptable terms and if we wish to relocate, we may incur additional costs if we terminate a lease;

•	technology failures or cyber security breaches or other unauthorized access to or use of our information technology systems or sensitive or proprietary information could have a material adverse effect on the Company’s business and operations;

•	U.S. military spending is dependent upon the U.S. defense budget;

•	U.S. government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue;

Risks Related to Legal and Regulatory Matters

•	we could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations;

•	we may be subject to periodic litigation and regulatory proceedings, which may materially adversely affect our business, results of operations, prospects and financial condition;

•	our failure to comply with applicable economic and trade sanctions could materially adversely affect our reputation and results of operations;

•	our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could materially adversely affect our business, results of operations, prospects and financial condition;

•	our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement could prevent or restrict our ability to compete;

Risks Related to Financial Matters

•	tariffs on certain imports to the United States and other potential changes to U.S. tariff and import/export regulations could have a material adverse effect on global economic conditions and our business, and on results of operations, prospects and financial condition;

•	we have identified material weaknesses in our internal control over financial reporting. If we are unable to maintain effective internal controls, the accuracy and timeliness of our financial reporting may be materially adversely affected, which could cause the market price of our common stock to decline, lessen investor confidence and harm our business;

Risks Related to Our Indebtedness

•	our indebtedness, which is subject to variable interest rates, could adversely affect our financial health and could harm our ability to react to changes to our business;

•	servicing our indebtedness requires a significant amount of cash. Our ability to generate cash depends on many factors, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations, prospects and financial condition;

Risks Related to This Offering and Ownership of Our Common Stock

•	we will incur significant increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business;

•	no market currently exists for our common stock, and an active, liquid trading market for shares of our common stock may not develop or be sustained, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase;

•	we are controlled by Trive Capital, whose interests may conflict with ours or other stockholders’ in the future.

•	as a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may materially adversely affect investor confidence in us and, as a result, the value of our common stock and

•	the other factors discussed under “Risk Factors.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, in this prospectus, we (i) have presented only two years of audited financial statements; and (ii) have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:

•	be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;

•	not be required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation;

•	not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	not be required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); or

•	not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”

We will remain an “emerging growth company” until the earliest to occur of:

•	our reporting of $1.235 billion or more in annual gross revenue;

•	our becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	our issuance, in any three-year period, of more than $1.0 billion in non-convertible debt; and

•	the fiscal year end following the fifth anniversary of the completion of this initial public offering.

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act.

Controlled Company Exemptions

After the completion of this offering, Trive Capital will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” withing the meaning of the     rules. Under such corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or by another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of our Board consists of independent directors, (2) our Board has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to the full Board, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our Board and will not have compensation or nominating and corporate governance committees that are composed entirely of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of     . In the event that we cease to be a “controlled company” and our shares continue to be listed on     , we will be required to comply with these provisions within the applicable transition periods.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the independence requirements, including by having a majority of independent directors on our Board and by ensuring we have compensation committee and nominating and corporate governance committee, each composed entirely of independent directors, subject to any permitted “phase-in” period.

Our Corporate Information

We currently operate as a Delaware limited liability company under the name TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense) (otherwise referred to herein as “Karman LLC”), which is a holding company that holds all of the equity interests of our operating subsidiaries. Karman LLC was formed August 20, 2020. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Karman LLC will convert to a Delaware corporation and we will change our name to Karman Holdings Inc. For more information, see “Corporate Conversion.”

Our principal offices are located at 5351 Argosy Ave, Huntington Beach, CA 92649. Our telephone number is (714) 898-9951. We maintain a website at www.Karman-SD.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Issuer	Karman Holdings Inc.

Common stock offered by us	shares of common stock (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Option to purchase additional shares of our common stock	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	shares of common stock (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of proceeds	We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents and short-term investments for general corporate purposes, including additional development efforts, working capital and operating expenses. See “Use of Proceeds” for additional information.

Controlled Company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance standards of . See “Management—Controlled Company Exception.”

Dividend policy	We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. Any decision to declare any pay dividends in the future will be made at the sole discretion of our board of directors (our “Board”) and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory, and contractual restrictions, including restrictions under that certain Credit Agreement, dated October 28, 2020, among TCFIII Karman LLC, Cadence Bank, N.A. and the parties thereto (the “Credit Agreement”), that certain revolving line of credit with TCW Asset Management Company (“TCW”) (the “Revolving Credit Facility”) and other indebtedness we may incur and other factors that our Board may deem relevant. See “Dividend Policy” beginning on page 55 for additional information.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 for a discussion of factors you should carefully consider before investing in shares of our common stock.

The number of shares of our common stock to be outstanding following the completion of this offering is based on     shares of our common stock outstanding, after giving effect to the Corporate Conversion, and excludes shares of common stock reserved for future issuance under our 2024 Plan, which will become effective in connection with this offering.

Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:

•	an initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	the completion of the Corporate Conversion, as a result of which all outstanding units of Karman LLC will be converted into an aggregate of shares of common stock of Karman Holdings Inc., based on an assumed initial public offering price of $ per share of common stock, which is the midpoint of the price range for our common stock set forth on the cover page of this prospectus, on a one-for basis. See “Corporate Conversion”;

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering and the adoption of our bylaws upon the effectiveness of the registration statement of which this prospectus forms a part; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The summary consolidated statements of operations and cash flows data for the years ended December 31, 2022 and 2023 and the consolidated balance sheets data as of December 31, 2022 and 2023 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2023	2022
Statements of Operations Data
Revenues	$280,705,570	$226,310,299
Cost of Goods Sold	175,156,456	145,364,015

Gross profit	105,549,114	80,946,284
General and administrative expenses	36,623,263	30,036,084
Depreciation and amortization expense	20,432,034	30,475,370

Net operating income	48,493,817	20,434,830
Interest, net	(47,867,005)	(37,500,758)
Other income/(expense)	563,772	(205,604)

Income (Loss) before provision for income taxes	1,190,584	(17,271,532)
Provision for income taxes	3,168,821	3,172,913

Net income (Loss)	$4,359,405	$(14,098,619)

Basic and Diluted Net Income (Loss)
Net earnings (loss) per common unit outstanding, basic and diluted	$0.03	$(0.09)
Weighted-average common units outstanding, basic and diluted	166,775,913	159,110,094

Pro Forma Per Share Data
Pro Forma net income (loss) per share:
Basic	$0.02
Diluted	$0.02
Pro Forma weighted-average shares used in computing net income(loss) per share:
Basic	166,775,913
Diluted	166,775,913

*   Pro forma per share information for the year ended December 31, 2023 gives effect to the Corporate Conversion assuming all of our outstanding equity interests were converted into shares of common stock on a one-for-one basis and reflecting additional income tax expense of $1,292,948 for the year ended December 31, 2023. This pro forma data is presented for informational purposes only and does not purport to represent what our net income (loss) or net income (loss) per share actually would have been had the offering and use of proceeds there from occurred on January 1, 2023 or to project our net income (loss) or net income (loss) per share for any future period.

	Years Ended December 31,
	2023	2022

Other Financial Data
Cash flows provided by (used in):
Operating activities	$20,326,561	$(5,892,750)
Investing activities	$(16,211,837)	$(21,258,081)
Financing activities	$(5,285,828)	$16,730,570
Depreciation of property, plant and equipment	$7,808,066	$5,369,512
Amortization of intangible assets	$14,405,904	$24,855,801
EBITDA(1)	$76,236,803	$55,211,060
Adjusted EBITDA(1)	$81,863,342	$60,290,868
Bookings	$419,429,589	$213,818,318
Funded Backlog	$428,719,337	$265,321,134
Net income / (loss) margin	1.6%	(6.2%)
Adjusted EBITDA Margin(1)	29.2%	26.6%

(1)	References to “EBITDA” mean earnings before interest, taxes, depreciation and amortization, references to “Adjusted EBITDA” mean EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliations of net loss to EBITDA and Adjusted EBITDA, and references to “Adjusted EBITDA Margin” refer to Adjusted EBITDA divided by revenues. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not measurements of financial performance under U.S. GAAP. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin because we believe they are useful indicators for evaluating operating performance. In addition, our management uses Adjusted EBITDA to review and assess the performance of the management team in connection with employee incentive programs and to prepare its annual budget and financial projections. Moreover, our management uses Adjusted EBITDA of target companies to evaluate acquisitions. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the uses of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin in lieu of net loss, which is the most directly comparable financial measure calculated in accordance with GAAP. Our uses of the terms EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may vary from the uses of similar terms by other companies in our industry and accordingly may not be comparable to similarly titled measures used by other companies. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are reconciled as follows:

	Years Ended December 31,
	2023	2022
Net income / (loss)	$4,359,405	$(14,098,619)
Adjustments:
Income tax provision (benefit)	(3,168,821)	(3,172,913)
Interest expense, net	47,867,005	37,500,758
Depreciation and amortization(a)	27,179,214	34,981,834

EBITDA	76,236,803	55,211,060
Adjustments:
Acquisition related expenses(b)	356,414	251,319
Integration expenses and non-recurring restructuring costs(c)	2,739,438	3,506,716
Lender and administrative agent fees(d)	500,000	—
Other non-recurring costs(e)	739,443	(281,227)
Share-based compensation(f)	1,291,244	1,603,000

Adjusted EBITDA	81,863,342	60,290,868

Revenues	280,705,570	226,310,299
Net income / (loss) margin	1.6%	(6.2%)
Adjusted EBITDA Margin	29.2%	26.6%

a	Depreciation and amortization expense includes $6,474,180 and $4,506,464 of depreciation and amortization recorded in cost of goods sold for the years ended December 31, 2023 and December 31, 2022, respectively.
b	Represents legal and due diligence fees incurred in connection with planned and completed acquisitions, which are required to be expensed as incurred. During the periods presented, these costs were incurred for due diligence and legal fees related to an acquisition of equipment and intangible assets.
c	These costs include company-wide system implementation expenses and Company re-branding costs. This category also includes post-acquisition integration costs, and employee expenses related to acquisitions or restructuring activities.
d	Reflects non-recurring lender fees associated with one-off amendments to the Company’s credit agreement, separate from ongoing administrative fees.
e	Other non-recurring costs consisted primarily of non-cash impairment losses during the year ended December 31, 2023 and net gains on disposals of property held for sale during the year ended December 31, 2022.
f	Reflects non-cash share-based compensation expenses associated with the Company’s P Units.

	Years Ended December 31
Balance Sheet Data	2023	2022
Cash and cash equivalents	$5,454,710	$6,625,814
Total Assets	$501,309,137	$511,875,899
Total Liabilities	$528,372,721	$504,996,303
Members’ Equity	$182,459,333	$177,596,853

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our audited financial statements and the related notes. These material risks and uncertainties could negatively affect our business and financial condition and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, also may impair our business, results of operations, prospects, and financial condition. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Strategy

We rely heavily on certain customers and suppliers for a significant portion of our sales.

Our three largest customers accounted for approximately 47.3% of revenue during the year ended December 31, 2023. In addition, one supplier accounted for approximately 37.5% of accounts payable as of December 31, 2023. A material reduction in purchasing by one of our larger customers for any reason, including, but not limited to, general economic or market downturn, decreased production, strike, or resourcing could have a material adverse effect on our business, results of operations, prospects, and financial condition.

A significant deferment of orders by customers could have a material adverse effect on our business, results of operations, prospects, and financial condition.

Uncertainty about current and future global economic conditions may cause governments, including the U.S. government, consumers and businesses to modify, defer or cancel purchases in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, future demand for our products could differ materially from our current expectations. Additionally, if customers are not successful in generating sufficient revenue or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow.

Loss of our GSA contracts or GWACs could impair our ability to attract new business.

We are a prime contractor under several U.S. General Services Administration (“GSA”) contracts and government-wide acquisition contracts (“GWACs”). The GSA and GWAC contracts allow multiple U.S. federal government agencies (and in some instances state or local government agencies) to place orders with us without going through a full government procurement process. We believe that our ability to provide services under these contracts will continue to be important to our business because of the multiple opportunities for new engagements each contract provides. If we were to lose our position as prime contractor on one or more of these contracts, we could lose substantial revenues and our operating results could suffer, which could have a material adverse effect on our business, results of operations, prospects and financial condition. Furthermore, we cannot be assured that our government clients will continue to exercise the options remaining on our current contracts, nor can we be assured that our future clients will exercise options on any contracts we may receive in the future.

If we are unable to manage the increasing technological complexity of our business, or achieve or manage our expected growth, our business could be adversely affected.

The technological complexity of our business has increased significantly over the last several years. This increased complexity and our expected growth has placed, and will continue to place, a strain on our management and our administrative, operational and financial infrastructure. We anticipate that a further growth of headcount and facilities will be required to address expansion in our product and service offerings and the geographic scope of our customer base. However, if we are unsuccessful in our efforts, our business could decline. Our success will depend in part upon the ability of our senior management to manage our increased complexity and expected growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and engineers. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, then our business may experience declines. To support our expected growth, we must continue to improve our operational, financial and management information systems. If we are unable to manage our growth while maintaining our quality of service, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, then our business, results of operations, prospects, and financial condition could be materially adversely affected.

We have in the past consummated acquisitions and intend to continue to pursue acquisitions as a part of our growth plan. Our business may be materially adversely affected if we cannot consummate acquisitions on satisfactory terms or if we cannot effectively integrate acquired operations.

A significant portion of our growth has occurred through acquisitions. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions that we believe present opportunities consistent with our overall business strategy. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on acceptable terms or at all, including due to a failure to receive necessary regulatory approvals. In addition, we may not be able to raise the capital necessary to fund future acquisitions. Because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including regulatory complications or difficulties in employing sufficient staff and maintaining operational and management oversight.

We regularly engage in discussions with respect to potential acquisition and investment opportunities. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could result in margin dilution and likely result in the incurrence of additional debt and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

The businesses we acquire may not perform in accordance with expectations and our business judgments concerning the value, strengths and weaknesses of businesses acquired may prove incorrect. In addition, we may not be able to successfully integrate any business we acquire into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and bring operating and compliance standards to levels consistent with our existing businesses. Assimilating operations and products may be unexpectedly difficult. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to serve and attract customers, develop new products and services or attend to other acquisition opportunities. Additional potential risks include that we may lose key employees, customers or vendors of an acquired business, and we may become subject to preexisting liabilities and obligations of the acquired businesses.

We depend on our executive officers, senior management team and highly trained employees, and any work stoppage, difficulty hiring similar employees, or ineffective succession planning could materially adversely affect our business.

Because our products are highly engineered, we depend on an educated and trained workforce. Historically, substantial competition for skilled personnel in our industry has existed, and we could be materially adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. We may not be able to continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and currently significant inflationary and other pressures on wages exist.

In addition, our success depends in part on our ability to attract and motivate our senior management and key employees. Achieving this objective may be difficult due to a variety of factors, including fluctuations in economic and industry conditions, competitors’ hiring practices, and the effectiveness of our compensation programs. Competition for qualified personnel can be intense. If we are unable to effectively provide for the succession of key personnel, senior management and our executive officers, our business, results of operations, prospects, and financial condition could be materially adversely affected.

We depend on our ability to recruit and retain employees who have advanced engineering and technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. The current tight labor market has adversely impacted our ability to recruit qualified personnel, including engineers. Increased restrictions on the import of foreign labor may also increase demand for engineering personnel and adversely impact our ability to hire and retain qualified personnel. If we are unable to recruit and retain a sufficient number of these employees, then our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, because of the highly technical nature of our products, the loss of any significant number of our existing engineering personnel could have a material adverse effect on our business and operating results.

Our business may be adversely affected by changes in budgetary priorities of the U.S. government.

Changes in federal government budgetary priorities could directly affect our financial performance and could have a material adverse effect on our business, results of operations, prospects and financial condition. A significant decline in government expenditures, a shift of expenditures away from programs that we support or a change in federal government contracting policies could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts, any of which could result in decreased sales of our products.

Shortfalls in available external research and development funding could adversely affect us.

We depend on our research and development activities to develop the core technologies used in our products and for the development of our future products. A portion of our research and development activities depends on funding by commercial companies and the U.S. government. U.S. government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for U.S. government funding with other U.S. government-sponsored programs in the budget formulation and appropriation processes. To the extent that these external sources of funding are reduced or eliminated, company funding for research and development could be reduced. Any reductions in available research and development funding could harm our business, financial condition and operating results.

We generally do not have guaranteed future sales of our products. Further, when we enter into fixed-price contracts with some of our customers, we take the risk of cost overruns.

As is customary in our business, we do not generally have long-term contracts with most of our aftermarket customers and, therefore, do not have guaranteed future sales. Although we have long-term contracts with many of our OEM customers, many of those customers may terminate the contracts on short notice and, in most cases, our customers have not committed to buy any minimum quantity of our products. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements, and this anticipated future volume of orders may not materialize, which could result in excess inventory, inventory write-downs, or lower margins.

We also have entered into multi-year, fixed-price contracts with some of our customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs of making these products. This risk is greater in a high inflationary environment. Sometimes we accept a fixed-price contract for a product that we have not yet produced, and this increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product. Some of our contracts do not permit us to recover increases in raw material prices, taxes or labor costs.

Risks Related to Our Operations

If critical components or raw materials used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business.

Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. We obtain certain of our hardware components, various subsystems and systems from a limited group of suppliers, some of which are sole source suppliers. Although we hold long-term non-binding contracts with certain key suppliers that establish pricing, minimize lead times and to some degree mitigate risk, we do not have long-term agreements with all suppliers that obligate them to continue to sell components, products required to build our systems or products to us. Our reliance on suppliers without long-term non-binding contracts involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components or products of sufficient quality, will increase prices for the components or products and will perform their obligations on a timely basis. In addition, certain raw materials and components used in the manufacture of our products and in our development programs are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components has been and currently still is experiencing increased demand and a global shortage of semiconductors, creating substantial uncertainty regarding our suppliers’ ongoing timely delivery of these components to us. Shortages in components for our products and delays in obtaining components for our products could cause customers to terminate their contracts with us, delay orders from us or cause us to delay accepting orders, negatively impact our ability to win new programs and/or contracts, negatively impact and disrupt our development programs, increase our costs and materially adversely affect our business, results of operations, prospects and financial condition. Moreover, if any of our suppliers become capacity constrained, financially unstable or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. Even if we identify alternate suppliers, we may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish such alternative sources, be required to redesign our products and to complete additional quality control procedures. In addition, credit constraints of key suppliers could result in accelerated payment of accounts payable by us, adversely impacting our cash flow. We have experienced increased costs for components, as well as increased shipping, warehousing and inventory costs. We cannot predict the extent to which these costs will continue and/or continue to increase or if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all. Additionally, shortages of components may result in increased inventory of unfinished products and significant quantities of other unused components remaining in inventory, which could expose us to increased risks of obsolescence and losses which may not be fully covered by insurance.

Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

Our operations and those of our customers and suppliers have been and may again be subject to natural disasters, climate change-related events, pandemics or other business disruptions, which could seriously harm our results of operations and increase our costs and expenses. Some of our manufacturing facilities are located in regions that may experience earthquakes or be impacted by severe weather events, such as increased storm frequency or severity in the Atlantic and fires in hotter and drier climates. These could result in potential damage to our physical assets as well as disruptions in manufacturing activities. Some of our manufacturing facilities are located in areas that may be at risk due to rising sea levels. Moreover, some of our manufacturing facilities are located in areas that could experience decreased access to water due to climate issues.

We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks and similar events. Disruptions could also occur due to health-related outbreaks and crises, cyberattacks, computer or equipment malfunction (accidental or intentional), operator error or process failures. Should insurance or other risk transfer mechanisms, such as our existing disaster recovery and business continuity plans, be insufficient to recover all costs, we could experience a material adverse effect on our business, results of operations, prospects and financial condition.

Our leases may be terminated or we may be unable to renew our leases on acceptable terms and if we wish to relocate, we may incur additional costs if we terminate a lease.

We have made significant capital expenditures to improve several of our leased facilities in order to make them suitable for our purposes as well as to meet requirements that we are subject to as a U.S. government contractor and obtain facility security clearances. However, at the end of the lease term and during any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business, results of operations, prospects and financial condition, including significant capital expenses that may materially impact our results of operations and ability to meet certain contractual schedule commitments. Additionally, we may have to seek qualification of any new facilities in order to meet customer or contractual requirements. We would also have to obtain facility security clearances for the new facility in order to continue to perform on classified contracts. Further, we may not be able to secure a replacement facility in a location that is as commercially viable as that of the lease we are unable to renew, due to contracts that may require us to have facilities in certain locations. Having to close a facility, even briefly to relocate, would reduce the sales that such facility would be able to contribute to our revenues. Additionally, a relocated facility may generate less revenue and profit, if any, than the facility it was established to replace. Many of our facilities are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from five to 20 years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our inability to terminate a lease when we stop fully utilizing a facility could materially adversely impact our business, results of operations, prospects and financial condition.

We may not realize the full amounts reflected in our backlog as revenues, which could materially adversely affect our expected future revenues and growth prospects.

As of December 31, 2023, our total funded backlog was $428,719,337. Funded backlog represents the invoiceable value of existing purchase orders for products under contracts for which funding is appropriated or otherwise authorized, less amounts previously invoiced. Due to the U.S. government’s ability to not exercise contract options or to terminate, modify, or curtail our programs or contracts and the rights of our non-U.S. government customers to cancel contracts and purchase orders in certain circumstances, we may realize less than expected revenues or may never realize revenues from some of the contracts that are included in our backlog. Our unfunded backlog, in particular, contains management’s estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. If we fail to realize as revenues amounts included in our backlog, our future revenues, profitability and growth prospects could be materially adversely affected. For further discussion of funded backlog and the other non-GAAP financial measures described in this prospectus, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Non-GAAP Operating Measures.”

Our quarterly operating results may vary widely.

Our quarterly revenue, cash flow and operating results have and may continue to fluctuate significantly in the future due to a number of factors, including the following:

•	fluctuations in revenue derived from customer contracts, including cost-plus-fee contracts and contracts with a performance-based fee structure;

•	the size and timing of orders, including increased purchase requests from government customers for equipment and materials, which may affect our quarterly operating results;

•	the mix of products and services that we sell in the period;

•	fluctuations in customer demand for some of our products or services;

•	unanticipated costs incurred in the introduction of new products and services;

•	fluctuations in the adoption of our products and services in new markets;

•	our ability to win additional contracts from existing customers or other contracts from new customers;

•	cancellations, delays or contract amendments by our customers;

•	changes in policy or budgetary measures that adversely affect our U.S. government customers;

•	the cost of complying with various regulatory requirements applicable to our business and the potential penalties or sanctions that could be imposed for non-compliance; and

•	our ability to obtain the necessary export licenses for sales of our products and services to international customers.

Changes in the volume of products and services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain congressional and presidential approval in a timely manner.

Our business may be materially adversely affected if we were to lose our government or industry approvals, if more stringent government regulations were enacted or if industry oversight were to increase.

The industry we do business in is highly regulated in the United States and in other countries. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if any existing material authorizations or approvals were revoked or suspended, our business, results of operations, prospects and financial condition would be materially adversely affected.

We are at times required to obtain approval to export, re-export or transfer (in-country) our products from U.S. government agencies and similar agencies elsewhere in the world. U.S. laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations (“ITAR”), the Export Administration Regulations (“EAR”) and the sanctions administered by the United States Department of the

Treasury’s Office of Foreign Assets Control (“OFAC”). EAR restricts the export of commercial and dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. For further information on International Traffic in Arms Regulations, see “Governmental Regulation.”

Failure to obtain approval to export, or a determination by the U.S. government or similar agencies elsewhere in the world from which we failed to receive required approvals or licenses, could eliminate or restrict our ability to sell our products outside the United States or another country of origin, and the penalties that could be imposed by the U.S. government or other applicable government for failure to comply with these laws could be significant.

Because our operations are conducted through our subsidiaries, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries for cash to fund our operations and expenses and future dividend payments, if any.

Our operations are conducted through our subsidiaries. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not expect to declare or pay dividends on our common stock for the foreseeable future; however, if we determine in the future to pay dividends on our common stock, the agreements governing our outstanding indebtedness significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

Technology failures or cybersecurity breaches or other unauthorized access to or use of our information technology systems or sensitive or proprietary information could have a material adverse effect on the Company’s business and operations.

Our operations rely on the proper functioning of information technology systems and infrastructure, including both systems and infrastructure that we operate for ourselves and systems or infrastructure that we purchase from third-parties, to process, transmit, store, and protect electronic information, including sensitive and proprietary information. Any failure of, or disruption to, our information technology systems or those of our third-party service providers, whether as a result of cybersecurity attacks or otherwise, could damage our reputation, subject the Company to legal claims (including class actions) and proceedings or remedial actions, create risks of violations of data privacy laws and regulations, interfere with our operations and cause us to incur substantial additional costs.

We have taken reasonable steps to protect our systems and the information that we process or control, but there can be no assurance that our cybersecurity risk management policies, procedures and controls will be fully effective in every instance. For example, we face risks of disruptions, failures, computer viruses or other malicious codes or bugs, malware or ransomware incidents, unauthorized access attempts, theft of intellectual property, trade secrets, or other corporate assets, denial of service attacks and phishing / social engineering, from a diverse set of threat actors, including hacking by individuals, criminal groups or nation-state organizations or social activist (“hacktivist”) organizations, insider threats, and other bad actors. Further, events such as natural disasters, fires, power outages, systems failures, telecommunications failures, employee error or malfeasance or other catastrophic events could similarly cause interruptions, disruptions or shutdowns, or exacerbate the risk of the failures described above. These risks may increase as more employees work from home or as we integrate new technology systems that may be subject to cybersecurity vulnerabilities.

To date, we have not experienced any information- or cyber-security incident resulting in a material adverse impact to our business or operations. However, existing or emerging threats involving changing attack techniques and tools (including artificial intelligence) may circumvent our existing security controls and evade detection. As a result, we may be unable to anticipate or implement sufficient control measures to successfully defend against these techniques, or to detect, investigate, remediate or recover from an identified incident in a timely manner. We cannot predict the degree of any impact that increased monitoring, assessing, or reporting of cybersecurity matters would have on our business, results of operations, prospects and financial condition. Moreover, the costs, potential monetary damages, and operational consequences of responding to cyber incidents may not be covered by any insurance that we may carry from time to time. Finally, we cannot guarantee that applicable insurance will be available to us in the future on economically reasonable terms or at all.

From time to time, we may implement new information technology systems or replace and/or upgrade our current information technology systems. These upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing, and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems.

Our business is subject to federal, state and international laws regarding data protection, privacy, and information security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and materially adversely affect our business and operating results.

In connection with our business, we receive, collect, process and retain certain personal information about our customers, vendors and employees. As a result, we are subject to the evolving and increasingly complex data protection laws and regulatory frameworks of the jurisdictions in which we operate or conduct our business, including to state comprehensive privacy laws, such as the California Consumer Privacy Act, as amended (“CCPA”), (collectively, “Data Protection Laws”). These laws impose obligations in relation to the collection, use and disclosure of personal information, including providing consumers with certain rights to access, correct, delete, and restrict the processing of their personal information. Failure to comply with applicable laws may result in regulatory scrutiny, enforcement actions, fines, litigation, or other liabilities or costs, and the evolving complexity of the privacy landscape could impact our ability to collect, use or disclose personal information, decrease demand for our products, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

We will also be subject to the Department of Defense (“DoD”) Cybersecurity Maturity Model Certification (“CMMC”) requirements, which will require companies that do business with the DoD to, depending on the level of security required, meet or exceed certain specified cybersecurity standards to be eligible for new contract awards. The DoD expects that nearly all new contracts will be required to comply with the CMMC by 2026. To the extent we are unable to achieve certification in advance of contract awards, or we fail to achieve or maintain certification at the level required for a particular contract award, we will be unable to bid on such contract awards or follow-on awards for existing work with the DoD, which could materially adversely impact our revenue, profitability and cash flows. Additionally, our subcontractors, and certain of our vendors, may also need to comply with CMMC requirements. We may be negatively impacted if our subcontractors or vendors are not compliant with CMMC requirements. The obligations imposed on us under the CMMC may be different from, or in addition to those, otherwise required by the Data Protection Laws to which we are subject. The costs to comply with the new CMMC requirements are significant and may increase, which could materially adversely affect our business, results of operations, prospects and financial condition. Failure to comply with CMMC requirements may also make us subject to bid protest challenges or False Claims Act allegations claiming damages to the government based on such non-compliance.

We have implemented internal controls and procedures designed to comply with the Data Protection Laws to which we are subject, the CMMC and other applicable standards, as well as contractual obligations related to data protection. However, data protection laws, regulations, standards and obligations are evolving and may be modified, replaced, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations. We cannot yet determine the impact that such modifications may have on our business. As such, we cannot assure ongoing compliance with all such laws or regulations and other legal obligations, and our efforts to do so may cause us to incur significant costs or require changes to our business practices, which could materially adversely affect our business, results of operations, prospects and financial condition. Any failure or perceived failure by us to comply with applicable laws or regulations, or other contractual or legal obligations, or to adequately address privacy and security concerns, even if unfounded, may result in governmental enforcement actions, private litigation (including class actions), fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our reputation, inhibit sales, and materially adversely affect our business, results of operations, prospects and financial condition.

U.S. military spending is dependent upon the U.S. defense budget.

A significant portion of our net sales is generated from the military defense market. The military and defense market is significantly dependent upon government budget trends, particularly the DoD budget. In addition to normal business risks, our supply of products to the U.S. government is subject to unique risks largely beyond our control. DoD budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy as a result of the presidential election or otherwise, the U.S. government’s budget deficits, spending priorities, the cost of sustaining the U.S. military presence internationally, possible political pressure to reduce U.S. government military spending and the ability of the U.S. government to enact appropriations bills and other relevant legislation, each of which could cause the DoD budget to remain unchanged or to decline. In recent years, the U.S. government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. government agencies to continue operating at prior-year levels. Further, if the U.S. government debt ceiling is not raised and the national debt reaches the statutory debt ceiling, the U.S. government could default on its debts. A significant decline in U.S. military expenditures could result in a reduction in the amount of our products sold to the various agencies and buying organizations of the U.S. government.

We are subject to certain unique business risks as a result of supplying equipment to the U.S. government.

Companies engaged in supplying defense-related equipment and services to U.S. government agencies, whether through direct contracts with the U.S. government or as a subcontractor to customers contracting with the U.S. government, are subject to business risks specific to the defense industry. These risks include the ability of the U.S. government to unilaterally:

•	suspend us from receiving new contracts based on alleged violations of procurement laws or regulations;

•	terminate existing contracts;

•	revoke required security clearances;

•	reduce the value of existing contracts; and

•	audit our contract-related costs and fees, including allocated indirect costs.

U.S. government contracts can be terminated by the U.S. government at its convenience without notice. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination.

U.S. government in-sourcing could result in loss of business opportunities and personnel. The U.S. government has continued to reduce the percentage of contracted services in favor of more federal employees through an initiative called “in-sourcing.” Over time, in-sourcing could have an adverse effect on our business, results of operations, prospects and financial condition. Specifically, as a result of in-sourcing, government procurements for services could be fewer and smaller in the future. In addition, work we currently perform could be in-sourced by the federal government and, as a result, our revenues could be reduced. Moreover, our employees could also be hired by the government. This loss of our employees would necessitate the need to retain and train new employees. Accordingly, the effect of in-sourcing or the continuation of in-sourcing at a faster-than-expected rate could have a material adverse effect on our business, results of operations, prospects and financial condition.

For contracts for which the price is based on cost, the U.S. government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

Moreover, U.S. government purchasing regulations contain a number of operational requirements that apply to entities engaged in government contracting. Failure to comply with such government contracting requirements could result in civil and criminal penalties that could have a material adverse effect on our business, results of operations, prospects and financial condition.

If a government inquiry or investigation uncovers improper or illegal activities, we could be subject to civil or criminal penalties or administrative sanctions, including contract termination, fines, forfeiture of fees, suspension of payment, civil False Claims Act allegations (which can include civil penalties and treble damages) and suspension or debarment from doing business with U.S. government agencies, any of which could materially adversely affect our reputation, business, results of operations, prospects and financial condition.

A preference for small, small disadvantaged, service-disabled veteran-owned, woman-owned businesses or other preferred socioeconomic designations could impact our ability to be a prime contractor and limit our opportunity to work as a subcontractor on certain governmental procurements.

As a result of the Small Business Administration (“SBA”) set-aside program, the federal government may decide to restrict certain procurements only to bidders that qualify as small, small disadvantaged, service-disabled veteran-owned, woman-owned businesses or meeting some other socioeconomic designation. We do not qualify as a small, small disadvantaged, service-disabled veteran-owned, woman-owned business or having any other preferred socioeconomic designation. As a result, we would not be eligible to perform as a prime contractor on those programs and in general would be restricted to no more than 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program, or other similar governmental programs, may impact our ability to bid on new procurements as a prime contractor, limit our opportunity to work as a subcontractor or restrict our ability to compete on incumbent work that is placed in the set-aside program.

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business could be materially adversely affected.

Our reputation and relationship with the U.S. government, and in particular with the agencies of the DoD and the U.S. intelligence community, are key factors in maintaining and developing new business opportunities. In addition, we often act as a subcontractor or in “teaming” arrangements in which we and other contractors bid together on particular contracts or programs for the U.S. government or government agencies. We expect to continue to depend on relationships with other prime contractors for a portion of our revenue for the foreseeable future. Negative press reports regarding conflicts of interest, poor contract performance, employee misconduct, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation. Additionally, as a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. As a result, we may be unable to successfully maintain our relationships with government agencies or prime contractors, and any failure to do so could materially adversely affect our ability to maintain our existing business and compete successfully for new business.

The loss of any member of our senior management could impair our relationships with U.S. government customers and disrupt the management of our business.

We believe that the success of our business and our ability to operate profitably depends on the continued contributions of the members of our senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with U.S. government personnel contribute to our ability to maintain strong customer relationships and to identify new business opportunities. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good customer relations and to otherwise manage our business.

Efforts by the U.S. government to revise its organizational conflict of interest rules could limit our ability to successfully compete for new contracts or task orders, which would materially adversely affect our business, results of operations, prospects and financial condition.

Efforts by the U.S. government to reform its procurement practices have focused on, among other areas, the separation of certain types of work to facilitate objectivity and avoid or mitigate organizational conflicts of interest and the strengthening of regulations governing organizational conflicts of interest. Organizational conflicts of interest may arise from circumstances in which a contractor has impaired objectivity during performance; unfair access to non-public information; or the ability to set the “ground rules” for another procurement for which the contractor competes. A focus on organizational conflicts of interest issues has resulted in legislation and a proposed regulation aimed at increasing organizational conflicts of interest requirements, including, among other things, separating sellers of products and providers of advisory services in major defense acquisition programs. The passage of a new federal law in December 2022 requires the Federal Acquisition Regulation (“FAR”) council to provide and update definitions of each of the above types of conflicts of interest and provide illustrative examples of various relationships that contractors could have that would give rise to potential conflicts of interest. The passage of this legislation comes as this topic continues to garner increased scrutiny of such alleged conflicts among federal contractors. The resulting rule-making process, as well as continuing reform initiatives in procurement practices, may, however, result in future amendments to the FAR, increasing the restrictions in current organizational conflicts of interest regulations and rules. Similarly, organizational conflicts of interest remain an active area of bid protest litigation, increasing the likelihood that competitors may leverage such arguments in an attempt to overturn agency award decisions. To the extent that proposed and future organizational conflicts of interest laws, regulations, and rules or interpretations thereof limit our ability to successfully compete for new contracts or task orders with the U.S. government, either because of organizational conflicts of interest issues arising from our business, or because companies with which we are affiliated, or with which we otherwise conduct business, create organizational conflicts of interest issues for us, our business, results of operations, prospects and financial condition could be materially adversely affected.

Some of our contracts with the U.S. government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. government to use, royalty-free, or have others use, inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data or computer software developed in the performance of the agreement or delivered to the government during the performance of the agreement without constraining the recipient on how that technical data or computer software is used. The ability of third parties to use technical data or computer software (for any purposes) and patents for government purposes creates the possibility that the government could attempt to establish alternative suppliers or to negotiate with us to reduce our prices. The potential that the government may release some of the technical data or computer software without constraint creates the possibility that third parties may be able to use this technical data or computer software to compete with us, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

U.S. government contracts are generally not fully funded at inception, contain certain provisions that may be unfavorable to us and may be undefinitized at the time of the start of performance, which could prevent us from realizing our contract backlog and materially harm our business, results of operations, prospects and financial condition.

U.S. government contracts typically involve long lead times for design and development and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. The actual receipt of revenue on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early. In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience or for contractor default. Since a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a material adverse effect on our business, results of operations, prospects and financial condition. Termination arising out of our default could result in damage to our reputation, expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders. Moreover, several of our contracts with the U.S. government do not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental damages and consequential damages. These provisions could cause substantial liability for us, especially given the use to which our products may be put. Furthermore, we may operate from time to time under undefinitized contract actions (“UCA”s), under which we may begin performance at the direction of the U.S. government prior to completing contract negotiations regarding pricing, specifications and other terms. Under a UCA, the U.S. government has the ability to unilaterally definitize contracts and, absent a successful appeal of such action, the unilateral definitization of the contract would obligate us to perform under terms and conditions imposed by the U.S. government. Such unilaterally imposed contract terms could include less favorable pricing and/or terms and conditions more burdensome than those negotiated in other circumstances, which could negatively affect our expected profitability under such contract and could materially adversely affect our business, results of operations, prospects and financial condition.

U.S. government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue.

U.S. government contracts are frequently awarded only after formal, protracted competitive bidding processes and, in many cases, unsuccessful bidders for U.S. government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. We derive significant revenue from U.S. government contracts that were awarded through a competitive bidding process. Much of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the following:

•	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and

•	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the delay of our contract performance, the distraction of management, the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government extends the existing contract. If we are unable to win particular contracts that are awarded through a competitive bidding process, then we may not be able to operate for a number of years in the market for goods and services that are provided under those contracts. If we are unable to win new contract awards over any extended period consistently, then our business, results of operations, prospects and financial condition will be materially adversely affected.

We have classified contracts with the U.S. government, which may limit investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. government and its agencies that are subject to security restrictions (e.g., contracts involving classified information and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and also requires appropriate facility security clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, programs, or personnel holding clearances, we may be subject to legal, financial, operational and reputational harm. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified business or our business overall. However, historically the business risks associated with our work on classified programs have not differed materially from those of our other government contracts.

We face significant competition.

We operate in a highly competitive global industry. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small privately-held entities. Our ability to compete depends on high product performance, consistent high quality, short lead time and timely delivery, competitive pricing, superior customer service and support and continued certification under customer quality requirements and assurance programs.

If we are unable to adapt to technological change, demand for our products may be reduced.

The technologies related to our products have undergone, and in the future may undergo, significant changes. To succeed in the future, we must continue to design, develop, manufacture, assemble, test, market and support new products and enhancements, and we may not be able to do so successfully, if at all, or on a timely, cost effective, or repeatable basis. Our competitors may develop technologies and products that are more effective than those we develop or that render our technology and products obsolete or noncompetitive. Furthermore, our products could become unmarketable if new industry standards emerge. We may need to modify our products significantly in the future to remain competitive, and new products we introduce may not be accepted by our customers.

We may need to invest in new information technology systems and infrastructure to scale our operations.

We may need to adopt new information technology systems and infrastructure to scale our business and obtain the synergies from prior and future acquisitions. Our information technology and business systems and infrastructure could create product development or production work stoppages, unnecessarily increase our inventory, negatively impact product delivery times and quality, and increase our compliance costs. Failure to invest in newer information technology and business systems and infrastructure may lead to operational inefficiencies and increased compliance costs and risks. In addition, an inability to maximize the utility and benefit of our current information technology and business tools could impact our ability to meet cost reduction and planned efficiency and operational improvement goals.

Our future operating results will be impacted by changes in global economic and political conditions.

Our future operating results and liquidity are expected to be impacted by changes in general economic and political conditions that may affect, among other things, the following:

•	The availability of credit and our ability to obtain additional or renewed bank financing, the lack of which could have a material adverse impact on our business, results of operations, prospects and financial condition and may limit our ability to invest in capital projects and planned expansions or to fully execute our business strategy;

•	Market rates of interest, any increase in which would increase the interest payable on some of our borrowings and adversely impact our cash flow;

•	Inflation, which has caused our suppliers to raise prices that we may not be able to pass on to our customers, which could materially adversely impact our business, including competitive position, market share and margins;

•	The relationship between the U.S. dollar and other currencies, any adverse changes in which could materially adversely affect our financial results;

•	The ability of our customers to pay for products and services on a timely basis, any adverse change in which could materially adversely affect sales and cash flows and require us to increase our bad debt reserves;

•	The volume of orders we receive from our customers, any adverse change in which could result in lower operating profits as well as less absorption of fixed costs due to a decreased business base;

•	The ability of our suppliers to meet our demand requirements, maintain the pricing of their products or continue operations, any of which may require us to find and qualify new suppliers;

•	The issuance and timely receipt of necessary export approvals, licenses and authorizations from the U.S. government, the lack or untimely receipt of which could have a material adverse effect on our business or results of operations, prospects and financial condition;

•	The political stability and leadership of countries where our customers and suppliers reside, including military activity, training and threat levels, any adverse changes in which could negatively impact our financial results, which include adverse impacts on energy availability and prices, natural materials availability and pricing, sanctions, loss of company markets and financial market impacts; and

•	The volatility in equity capital markets that may continue to adversely affect the market price of our common shares, which may affect our ability to fund our business through the sale of equity securities and retain key employees through our equity compensation plans.

While general economic and political conditions have not impaired our ability to access credit markets and finance our operations to date, we may experience future adverse effects that may be material to our business, results of operations, prospects, financial condition, cash flows, competitive position or our ability to access capital.

Our customers’ inability to obtain financing for their purchases from us and/or their inability to obtain financing to maintain their business could have a material adverse effect on our business.

Some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products, or otherwise meet their payment obligations to us could adversely impact our financial condition and results of operations. In addition, if a market downturn results in insolvencies for our customers, it could materially adversely impact our business, results of operations, prospects and financial condition.

Risks Related to Legal and Regulatory Matters

We could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations.

Our operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, the remediation of contamination and the health and safety of our employees. Environmental laws and regulations may require that the Company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations.

The results of such investigations or remediation efforts could lead to adjustments that could have a material adverse effect on the Company’s results of operations or cash flows in a given period.

We may be subject to periodic litigation and regulatory proceedings, which may materially adversely affect our business, results of operations, prospects and financial condition.

From time to time, we are involved in lawsuits and regulatory actions brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, or breach of contract. In addition, we may be subject to class action lawsuits, including those involving allegations of violations of consumer product statutes or the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of these matters through settlement, mediation, or court judgment could have a material adverse effect on our business, results of operations, prospects and financial condition.

Our failure to comply with applicable economic and trade sanctions could materially adversely affect our reputation and results of operations.

Our business must be conducted in compliance with applicable economic and trade sanctions and export control laws and regulations, such as those administered and enforced by OFAC, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Directorate of Defense Trade Controls and other relevant authorities. Such laws and regulations prohibit or restrict certain operations, investment decisions, and sales activities, including dealings with certain countries or territories, and with certain governments and designated persons. Our global operations expose us to risks of violating, or being accused of violating, these laws and regulations. While we maintain policies and procedures designed to maintain compliance with applicable economic and trade sanctions and export controls, we cannot ensure that such policies will be effective in preventing violations or allegations of violations. In addition, our employees, representatives, or other third parties acting on our behalf may engage in conduct for which the Company might be held responsible. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive, and any violation (or even the allegation of a violation) could materially adversely affect our reputation, business, results of operations, prospects and financial condition.

We are subject to the Foreign Corrupt Practices Act and other similar anti-corruption laws and regulations, which could expose us to liability and materially adversely impact our business.

We are subject to certain domestic and international anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), other domestic U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions. These laws and regulations generally prohibit the company and its employees and intermediaries from directly or indirectly authorizing, promising, offering, or providing payments or benefits to government officials and other recipients in order to obtain or retain business improperly or secure an improper business advantage. Our business in various countries may involve interactions with government officials responsible for enforcing regulations or the authorization of permits, licenses, or other approvals necessary for our business activities. We also may engage third parties or participate in joint ventures that can expose the Company to liability for the illegal activities of our partners or agents, even if we do not explicitly authorize such activities. The FCPA also requires that we keep accurate books and records and maintain a system of adequate internal controls.

Violations of applicable anti-corruption laws could subject us to significant civil or criminal penalties, including fines, disgorgement of profits, injunctions, and debarment from government contracts. The Company may also be subject to collateral stockholder lawsuits, and violations or allegations of violations could also result in whistleblower complaints, adverse media coverage, and investigations, any of which could have a material adverse effect on our reputation, business, and results of operations. Although we take precautions to prevent violations of anti-corruption laws, we cannot provide assurance that our compliance program will always prevent misconduct by our employees or business partners. Our exposure for violating these laws will increase as our international presence expands and as we increase sales and operations in foreign jurisdictions.

We could be the subject of future product liability suits or product recalls, which could harm our business.

We may be subject to involuntary product recalls or may voluntarily conduct a product recall. The costs associated with any future product recalls could be significant. In addition, any product recall, regardless of direct costs of the recall, may harm consumer perceptions of our products and have a negative impact on our future revenues and results of operations. In addition to government regulation, products that have been or may be developed by us may expose us to potential liability from personal injury or property damage claims by the users of such products. There can be no assurance that a claim will not be brought against us in the future, regardless of merit. While we maintain insurance coverage for product liability claims, our insurance may be inadequate to cover any such claims. Any successful claim or material settlement of such claims could materially adversely affect our business, results of operations, prospects and financial condition.

Our insurance, customer indemnifications or other liability protections may be insufficient to protect us from product and other liability claims or losses.

We maintain insurance coverage with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. Not every risk or liability is or can be protected by insurance, and for those risks we insure, the limits of coverage that are reasonably obtainable may not be sufficient to cover all actual losses or liabilities incurred. We are limited in the amount of insurance we can obtain to cover certain risks, such as cybersecurity risks and natural hazards, including earthquakes, fires, and extreme weather conditions, some of which can be worsened by climate change and pandemics. If any of our third-party insurers fail, become insolvent, cancel our coverage or otherwise are unable to provide us with adequate insurance coverage or renew our insurance coverage on favorable terms, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. Our insurance may be insufficient to protect us from significant product and other liability claims or losses. Moreover, there is a risk that commercially available liability insurance will not continue to be available to us at a reasonable cost, if at all. In some circumstances, we are entitled to certain legal protections or indemnifications from our customers through contractual provisions, laws, regulations, or otherwise. However, these protections are not always available, can be difficult to obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover all losses or liabilities incurred. If liability claims or losses exceed our current or available insurance coverage, customer indemnifications, or other legal protections, our business, results of operations, prospects and financial condition could have a material adverse effect on the Company. Any significant claim may have a material adverse effect on our industry and market reputation, leading to a substantial decrease in demand for our products and services and reduced revenues, making it more difficult for us to compete effectively, and could affect the cost and availability of insurance coverage at adequate levels in the future.

Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could materially adversely affect our business, results of operations, prospects and financial condition.

We are subject to numerous state, federal and international laws and directives and regulations in the U.S. and abroad that involve matters central to our business, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with legal requirements is costly, time-consuming and requires significant resources. We also conduct business in certain identified growth areas, such as health information technology, energy and environmental services, which are highly regulated and may expose us to increased compliance risk. Violations of one or more of these legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity, and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

Our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement could prevent or restrict our ability to compete.

We rely on patents, trademarks, trade secrets and know-how, both internally developed and acquired, in order to maintain a competitive advantage. Our inability to protect and defend against the unauthorized use of these rights and assets could have an adverse effect on our results of operations and financial condition. Our proprietary rights in the United States or abroad may not be adequate and others may develop technologies similar or superior to our technology or design around our proprietary rights. Litigation may be necessary to protect our intellectual property rights or defend against claims of infringement. This litigation could result in significant costs and divert our management’s focus away from operations.

While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our material intellectual property rights, there can be no assurances that:

•	our confidentiality agreements will not be breached;

•	such agreements will provide meaningful protection for our trade secrets or know-how; or

•	adequate remedies will be available in the event of an unauthorized use or disclosure of such trade secrets or know-how.

In addition, there can be no assurances that others will not obtain knowledge of these trade secrets or know-how through independent development or other access by legal means.

Measures taken by us to protect these assets and rights may not provide meaningful protection for our trade secrets or proprietary design and manufacturing processes, and adequate remedies may not be available in the event of an unauthorized use or disclosure of same. In addition, our patents and other intellectual property rights may be challenged, invalidated, circumvented or rendered unenforceable.

Furthermore, we cannot provide assurance that any pending patent application filed by us will result in an issued patent or, if patents are issued to us, that those patents will provide meaningful protection against competitors or against competitive technologies. The failure of our patents or other measures to protect our patents, trade secrets and know-how could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may be harmed by intellectual property infringement claims.

Many of our competitors have a substantial amount of intellectual property that we must continually strive to avoid infringing. Although it is our policy and intention not to infringe valid patents of which we are aware, our business, products, processes or methods may infringe on issued patents or infringe or misappropriate other intellectual property rights of others. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert the attention of our management and technical personnel away from operating our business. If we were to discover that our business, products, processes or methods infringe the valid intellectual property rights of others, we might need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully or at an acceptable cost. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products, which could have an adverse effect on our business, financial condition, results of operations and cash flows. Even if we ultimately prevail, the existence of lawsuits could prompt our customers to choose alternative providers.

Contracting in the defense industry is subject to significant regulation, including rules related to bidding, billing and accounting kickbacks and false claims, and any non-compliance could subject us to fines and penalties or possible debarment.

Like all government contractors, we are subject to risks associated with this contracting. These risks include the potential for substantial civil and criminal fines and penalties. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. We have been, and expect to continue to be, subjected to audits and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation, which could significantly reduce our sales and earnings. It could also result in our suspension or debarment from future government contracts, which could materially adversely affect our business, results of operations, prospects and financial condition. In addition, we could be subject to criminal or civil penalties or administrative sanctions, including contract termination, breach of contract actions including related damages, fines, forfeiture of fees, suspension of payment, and civil False Claims Act allegations (which can include civil penalties and treble damages), any of which could materially adversely affect our reputation, business, results of operations, prospects and financial condition.

Our failure to comply with various complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. government contracts, disqualification from bidding on future U.S. government contracts, civil False Claims Act allegations and suspension or debarment from U.S. government contracting.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we do business with our customers. Such laws and regulations may impose added costs on our business and our failure to comply with them may lead to civil or criminal penalties, termination of our U.S. government contracts, civil False Claims Act allegations (which can include civil penalties and treble damages) or suspension or debarment from contracting with federal agencies. Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. One of the significant differences is that the U.S. government may terminate any of our government contracts, not only for default based on our performance but also at its convenience. Generally, prime contractors have a similar right under subcontracts related to government contracts. If a contract is terminated for convenience, we typically would be entitled to receive payments for our allowable costs incurred and the proportionate share of fees or earnings for the work performed. If a contract is terminated for default, the U.S. government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties, exposing us to liability and materially adversely affecting our ability to compete for future contracts and orders. In addition, the U.S. government could terminate a prime contract under which we are a subcontractor, notwithstanding the fact that our performance and the quality of the products or services we delivered were consistent with our contractual obligations as a subcontractor. Similarly, the U.S. government could indirectly terminate a program or contract by not funding it. The decision to terminate programs or contracts for convenience or default could materially adversely affect our business, results of operations, prospects and financial condition, and our future financial performance.

Environmental matters, including unforeseen costs associated with compliance and remediation efforts and government and third-party claims, could have a material adverse effect on our reputation and our business, results of operations, prospects and financial condition.

Our operations are subject to and affected by various federal, state, local, and foreign environmental laws and regulations, as they may be expanded, changed, or enforced differently over time. Compliance with these existing and evolving environmental laws and regulations requires and is expected to continue to require significant operating and capital costs. We may be subject to substantial administrative, civil, or criminal fines, penalties, or other sanctions (including suspension and debarment) for violations. If we are found to be in violation of the Federal Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the Environmental Protection Agency on a list of facilities that generally cannot be used in performing on U.S. government contracts until the violation is corrected. Stricter or different remediation standards or enforcement of existing laws and regulations; new requirements, including regulation of new substances; discovery of previously unknown contamination or new contaminants; imposition of fines, penalties, or damages (including natural resource damages); a determination that certain remediation or other costs are unallowable; rulings on allocation or insurance coverage; and/or the insolvency, inability or unwillingness of other parties to pay their share, could require us to incur material additional costs in excess of those anticipated. We may become a party to legal proceedings and disputes involving government and private parties (including individual and class actions) relating to alleged impacts from pollutants released into the environment, including bodily injury and property damage. These matters could result in material compensatory or other damages, remediation costs, penalties, non-monetary relief, and adverse allowability or insurance coverage determinations. The impact of these factors is difficult to predict, but one or more of them could harm our reputation and business and have a material adverse effect on our results of operations, prospects and financial condition.

We are subject to procurement rules and regulations, which increase our performance and compliance costs under our U.S. government contracts.

We must comply with, and are affected by, laws and regulations relating to the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things, may require certification and disclosure of all cost and pricing data in connection with contract negotiation, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts, and restrict the use and dissemination of classified information and the exportation of certain products and technical data. These requirements, although customary in U.S. government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a material adverse effect on our business, results of operations, prospects and financial condition. Although we believe we have procedures in place to comply with these regulations and requirements, the regulations and requirements are complex and change frequently. Our or our agents’ failure to comply with these regulations and requirements under certain circumstances could lead to suspension or debarment from U.S.

government contracting or subcontracting for a period of time, could lead to liability for breach of contract or under the civil False Claims Act (which can include civil penalties and treble damages), and could have a material adverse effect on our reputation and ability to receive other U.S. government contract awards in the future.

Misconduct of employees, subcontractors, agents, suppliers, business partners or joint ventures and others working on our behalf could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a material adverse impact on our reputation, business, results of operations, prospects and financial condition.

Misconduct could include fraud or other improper activities such as falsifying time or other records, and violations of laws and the failure to comply with our policies and procedures or with federal, state, or local government procurement regulations, regulations regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, bribery of foreign government officials, import-export control, lobbying or similar activities and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory investigations or sanctions against us, corruption or disruption of our systems or those of our customers, impairment of our ability to provide services to our customers, loss of current and future contracts, indemnity obligations, serious harm to our reputation and other potential liabilities. Although we have implemented policies, procedures, training, and other compliance controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. This risk of improper conduct may increase as we continue to expand and do business with new partners. In the ordinary course of our business, we form and are members of joint ventures (meaning joint efforts or business arrangements of any type). Our failure to comply with applicable laws or regulations could damage our reputation and subject us to administrative, civil, or criminal investigations and enforcement actions, fines and penalties, restitution or other damages including civil False Claims Act allegations (which can include civil penalties and treble damages), loss of security clearance, loss of current and future customer contracts, loss of privileges and other sanctions, including suspension or debarment from contracting with federal, state or local government agencies, any of which would materially adversely affect our reputation, business, results of operations, prospects and financial condition.

Regulations designed to address climate change may result in additional compliance costs.

Our operations and the products we sell are currently subject to rules limiting emissions and to other climate-related regulations in certain jurisdictions where we operate. The increased prevalence of global climate change concerns may result in new regulations that may negatively impact us, our suppliers and customers. We are continuing to evaluate short-, medium- and long-term risks related to climate change. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers, in which case, the costs of raw materials and component parts could increase.

New sustainability and climate-related disclosure obligations, including those resulting from US SEC rule amendments and the State of California’s Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act, among others, could result in unforeseen costs associated with compliance, government and third-party claims, operations, and increased reputational and litigation risk.

We may be subject to rulemaking regarding corporate social responsibility and/or disclosure, as public awareness and focus on social and environmental issues has led to legislative and regulatory efforts to impose or increase regulations and require further disclosure. We operate in various jurisdictions in the U.S. that have adopted or proposed federal and state laws related to sustainability and climate change reporting. In March 2024, the SEC adopted final rules that provide a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The final rules, to the extent they survive ongoing and possibly additional forthcoming legal challenges, will require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook, (ii) our governance of climate-related risks and relevant risk management processes, (iii) information on our greenhouse gas emissions, (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements, and (v) information about our climate-related targets, goals, and transition plans. Additionally, the Governor of California signed the Climate Corporate Data Accountability Act (the “CCDAA” or SB 253), into law in October 2023, alongside the Climate-Related Financial Risk Act (“CRFRA” or SB 261). The CCDAA requires both public and private U.S. companies that are “doing business in California” and that have a total annual revenue of $1 billion to publicly disclose and verify, on an annual basis, Scope 1, 2 and 3 GHG emissions. The CRFRA requires the disclosure of a climate-related financial risk report (in line with the Task Force on the Climate-related Financial Disclosures recommendations or equivalent disclosure requirements under the International Sustainability Standards Board’s climate-related disclosure standards) every other year for public and private companies that are “doing business in California” and have total annual revenue of $500 million. Reporting under both laws would begin in 2026, though the Governor of California has directed further consideration of the implementation deadlines for each of the laws. Both laws have been challenged in federal court.

We are currently assessing the potential impacts of these laws, as well as other sustainability and climate-related disclosure obligations and evolving legal and regulatory requirements, that we may be subject to. The adopted or proposed laws could impose significant new burdens on the company and our suppliers, with significant potential costs and operational impacts, and restrict access to capital if our disclosures are not perceived as meeting applicable third-party verification standards. Our failure to adequately comply with such disclosure obligations could jeopardize our competitive position and ability to win business, as well as adversely affect our results of operations and financial condition. Separately, enhanced sustainability and climate-related disclosure requirements could lead to reputational or other harm to our relationships with customers, regulators, investors, or other stakeholders. We may also face increased litigation risks arising from enhanced sustainability and climate-related disclosure requirements relating to alleged damages resulting from our reported or projected GHG emissions or statements allegedly made by us or others in our industry regarding social and climate change risks.

Failure to maintain a level of corporate social responsibility could damage our reputation and could materially adversely affect our business, results of operations, prospects and financial condition.

In light of evolving expectations around corporate social responsibility, our reputation could be materially adversely impacted by a failure (or perceived failure) to maintain a level of corporate social responsibility. In today’s environment, an allegation or perception regarding quality, safety, or corporate social responsibility can negatively impact our reputation. This may include, without limitation: failure to maintain certain ethical, social and environmental practices for our operations and activities, or failure to require our suppliers or other third parties to do so; our environmental impact, including our impact on the environment, greenhouse gas emissions and climate-related risks, renewable energy, water stewardship and waste management; responsible sourcing in our supply chain; the practices of our employees, agents, customers, suppliers, or other third parties (including others in our industry) with respect to any of the foregoing, actual or perceived; the failure to be perceived as appropriately addressing matters of social responsibility, including matters related to diversity, equality and inclusion; consumer perception of statements made by us, our employees and executives, agents, customers, suppliers, or other third parties (including others in our industry); or our responses to any of the foregoing. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate, social and environmental policies, practices and metrics. If we are unable to comply with, or are unable to cause our suppliers to comply with such policies, or meet the requirements of our customers and investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could materially adversely affect our reputation, business, results of operations, prospects and financial condition. As a result, we may become subject to new or more stringent regulations, legislation or other governmental requirements, customer requirements or industry standards and/or an increased demand to meet voluntary criteria related to such matters. Increased regulations, customer requirements or industry standards, including around climate change concerns, could subject us to additional costs and restrictions and require us to make certain changes to our manufacturing practices and/or product designs, which could materially adversely affect our business, results of operations, prospects and financial condition.

Negative publicity could damage our brand reputation, particularly at the subsidiary level, and materially adversely affect our business, results of operations, prospects and financial condition.

To continue to be successful, we must continue to preserve, grow and capitalize on the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to a material adverse effect on our business, results of operations, prospects and financial condition.

In particular, product-quality issues could negatively impact customer confidence in our brands and our products. If our product offerings do not meet applicable safety standards or customers’ expectations regarding safety or quality, or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.

Risks Related to Financial Matters

Tariffs on certain imports to the United States and other potential changes to U.S. tariff and import/export regulations could have a material adverse effect on global economic conditions and our business, results of operations, prospects and financial condition.

We are subject to tariffs on certain imports into the United States. As the implementation of tariffs is ongoing, more tariffs may be added in the future. These tariffs could have an adverse impact on our business, results of operations, prospects and financial condition, and if we are unable to pass such price increases through to our customers, it would likely increase our cost of sales and, as a result, decrease our gross margins, operating income and net income.

We use estimates in accounting for many of our programs and changes in our estimates could materially adversely affect our future financial results.

Contract accounting requires judgments relative to assessing risks, including risks associated with estimating contract transaction prices and costs, assumptions for schedule and technical issues, customer-directed delays and reductions in scheduled deliveries, and unfavorable resolutions of claims and contractual matters. Due to the size and nature of many of our contracts, the estimation of total costs at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials; and consider incentives or penalties related to performance on contracts and include them in the variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the related uncertainty is resolved. Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates could materially adversely affect our future results of operations and financial condition. See also “We have identified material weaknesses in our internal control over financial reporting. If we are unable to maintain effective internal controls, the accuracy and timeliness of our financial reporting may be materially adversely affected, which could cause the market price of our common stock to decline, lessen investor confidence and harm our business.”

Our financial results of operations could be materially adversely affected by impairment of our goodwill or other intangible assets.

When we acquire a business, we record goodwill equal to the excess of the amount we pay for the business, including liabilities assumed, over the fair value of the tangible and identifiable intangible assets of the business we acquire. Goodwill and other intangible assets that have indefinite useful lives must be evaluated at least annually for impairment. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions when determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Changes in our estimates and assumptions could materially adversely impact projected cash flows and the fair value of reporting units. Fair value is generally determined using a combination of the discounted cashflow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we generally perform our evaluations annually in the fourth quarter, using available forecast information.

Mergers and acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which primarily include customer relationships, contract backlog, tradename, and technology, were approximately $207.6 million as of December 31, 2023, net of accumulated amortization. Goodwill recognized in accounting for the mergers and acquisitions was approximately $217.2 million as of December 31, 2023. We may never realize the full value of our identifiable intangible assets and goodwill. If at any time we determine an impairment has occurred, we are required to reflect the reduction in value as an expense within operating income, resulting in a reduction of earnings and a corresponding reduction in our net asset value in the period such impairment is identified.

Our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract.

We provide various professional services, specialized products, and sometimes procure equipment and materials on behalf of our customers under various contractual arrangements. From time to time, in order to ensure that we satisfy our customers’ delivery requirements and schedules, we may elect to initiate procurement and production in advance of receiving a contract award, or final authorization from the government customer or a prime contractor. In addition, from time to time, we may build production units such as unmanned aerial vehicles in advance of receiving an anticipated contract award. These actions that we may take to procure materials and/or commence production in advance of contract award require use of our working capital resources which impact our near-term operating cash flows. If our government or prime contractor customer’s requirements should change or if the government or the prime contractor should direct the anticipated procurement to another contractor, or if the anticipated contract award does not materialize, or if the equipment or materials become obsolete or require modification before we are under contract for the procurement, our investment in the equipment or materials might be at risk if we cannot efficiently resell them. This could reduce anticipated earnings or result in a loss, materially adversely affecting our business, results of operations, prospects and financial condition.

We may be subject to risks relating to changes in our tax rates or exposure to additional income tax liabilities.

The Company’s future results of operations could be materially adversely affected by changes in the Company’s effective tax rate as a result of the Corporate Conversion, changes in the valuation of deferred tax assets, challenges by tax authorities or changes in tax laws or regulations. In addition, the amount of income taxes paid by the Company may be subject to ongoing audits by U.S. federal, state and local tax authorities. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments to the Company’s tax liabilities, which could have a material adverse effect on the Company’s results of operations.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

To satisfy existing obligations and support the development of our business, we depend on our ability to generate cash flow from operations and to borrow funds. We may require additional financing for liquidity, capital requirements or growth initiatives. We may not be able to obtain financing on terms and at interest rates that are favorable to us or at all. Any inability by us to obtain financing in the future could have a material adverse effect on our business, financial position, results of operations and cash flows.

In addition, if we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through additional financing from banks, through offerings of debt or equity securities or through other arrangements. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to maintain effective internal controls, the accuracy and timeliness of our financial reporting may be materially adversely affected, which could cause the market price of our common stock to decline, lessen investor confidence and harm our business.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes- Oxley Act (“Section 404”). As a public company, we will be subject to significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting, and our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

During the preparation of our financial statements included elsewhere in this prospectus we identified material weaknesses in our internal control over financial reporting. The PCAOB defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”

The following entity-level material weaknesses have been identified:

•	we did not fully maintain components of the COSO framework, including elements of the control environment, risk assessment, control activities, information and communication and monitoring activities components, relating to (i) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives, including technology, across the entity, (ii) developing general control activities over technology to support the achievement of objectives across the entity, and (iii) sufficiency of selecting and developing control activities that contribute to the mitigation of risks to the achievement of objectives to acceptable levels.

The entity-level material weaknesses contributed to other material weaknesses within our system of internal control over financial reporting as follows:

•	we did not design and maintain effective information technology general controls for certain information systems supporting its key financial reporting processes. Specifically, we did not design and maintain sufficient change management, security, operations, and system development controls for management-identified in-scope on-premise applications and vendor-supported applications; and

•	we did not design and maintain effective process-level controls for all significant business process cycles.

We have begun the process of evaluating the material weaknesses and developing our full remediation plan. Specifically, we expanded and improved our review process for share-based compensation awards and related accounting standards. We plan to further improve this process by enhancing access to accounting literature and identification of third-party accounting professionals with whom to consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. Until the remediation plan is implemented, tested and deemed effective, we cannot assure that our actions will adequately remediate the material weaknesses or that additional material weaknesses in our internal controls will not be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the Securities and Exchange Commission could be adversely affected and could reduce the market’s confident in our financial statements and harm our stock price. While we will work to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide an expected timeline in connection with any remediation plan. These remediation measures may be time consuming and costly and might place significant demands on our financial and operational resources.

As permitted under the U.S. securities laws, neither we nor our independent registered public accounting firm have performed or are required to perform an evaluation of the effectiveness of our internal control over financial reporting. In the future, we may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting.

Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. Any weaknesses or deficiencies or any failure to implement new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce the price of our common stock.

If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Risks Related to Our Indebtedness

Our indebtedness, which is subject to variable interest rates, could adversely affect our financial health and could harm our ability to react to changes to our business.

As of December 31, 2023, our total indebtedness, excluding approximately $4.4 million of unamortized debt issuance costs, was approximately $328.7 million, consisting of borrowings under our Credit Agreement. We may incur additional indebtedness in the future, including borrowings under the Credit Agreement or the Revolving Credit Facility.

Our indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•	increase the risk we are subjected to downgrade or put on a negative watch by the ratings agencies;

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital requirements, capital expenditures, acquisitions, research and development efforts and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt;

•	negatively impact investors’ perception of us;

•	impact our ability to pay dividends and make other distributions or to purchase, redeem or retire capital stock; and

•	limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

Although our Credit Agreement and Revolving Credit Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications and exceptions could be substantial. Our Credit Agreement requires the maintenance of a leverage ratio. There are also certain non-financial covenants in place limiting us, from, among other things, incurring other indebtedness, creating any liens on our properties, entering into merger or consolidation transactions, disposing of all or substantially all of our assets and payment of certain dividends and distributions.

Servicing our indebtedness requires a significant amount of cash. Our ability to generate cash depends on many factors, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations, prospects and financial condition.

Our ability to make payments on and to refinance our indebtedness and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our Credit Agreement or Revolving Credit Facility or otherwise in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. These remedies may not be available to us on commercially reasonable terms, or at all. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting any of these alternatives.

The terms of our Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term best interests. The Credit Agreement includes covenants restricting, among other things, our ability to:

•	incur or guarantee additional indebtedness;

•	incur or allow to exist liens;

•	make investments;

•	pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;

•	sell assets;

•	enter into agreements that restrict distributions or other payments from our subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of our assets;

•	engage in transactions with affiliates; and

•	engage in certain business activities.

A breach of any of these covenants could result in a default under the Credit Agreement. If any such default occurs, the lenders under our Credit Agreement may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our Credit Agreement also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our Credit Agreement, the lenders will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash. If the debt under our Credit Agreement were to be accelerated, our assets may not be sufficient to repay in full our debt. In addition, the terms of any future indebtedness may be more onerous, including restrictions on our ability to acquire additional businesses or assets, or limit the size of such acquisitions.

Risks Related to This Offering and Ownership of Our Common Stock

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” among other exemptions, we will:

•	not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	not be required to comply with the requirement in the Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report;

•	be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;

•	not be required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or

•	not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”

In addition, the JOBS Act also permits an emerging growth company such as ours to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable with similarly situated public companies.

We will remain an “emerging growth company” until the earliest to occur of (1) our reporting of $1.235 billion or more in annual gross revenue; (2) our becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) our issuance, in any three-year period, of more than $1.0 billion in non-convertible debt; and (4) the fiscal year-end following the fifth anniversary of the completion of this initial public offering.

We cannot predict if investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

We will incur significant increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC and the exchange on which our common stock will be listed. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

No market currently exists for our common stock, and an active, liquid trading market for shares of our common stock may not develop or be sustained, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

Investors in this offering will incur immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than the net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing stockholders. Assuming an initial public offering price of $  per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $ per share of common stock. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. See “Dilution.”

Your percentage ownership in our Company may be diluted by future issuances of our common stock, which could reduce your influence over matters on which stockholders vote.

After this offering, we will have approximately     million shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock, other equity or equity-linked securities, options, and other equity awards relating to our common stock for the consideration and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.

In the future, we may also issue our common stock in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our Board, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Agreement and other indebtedness we may incur, and such other factors as our Board may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market after this offering, or the perception that such sales could occur, including sales by our founders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of    shares of our common stock outstanding (or    shares if the underwriters exercise their option to purchase additional shares). Of the outstanding shares, the shares sold in this offering (or    shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers, and other affiliates, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

In addition, we, our executive officers, directors, and all of our stockholders have signed lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such    shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.

In addition, pursuant to the Registration Rights Agreement, certain of our existing stockholders have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Transactions—Registration Rights Agreement.” By exercising their registration rights and selling a large number of shares, such existing stockholders could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately     % of common stock outstanding (or    % if the underwriters exercise their option to purchase additional shares in full). Registration of any of these outstanding shares of our common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2024 Plan as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up agreements and arrangements described above, except that shares held by affiliates will still be subject to the public information, volume limitation, manner of sale and notice requirements of Rule 144 unless otherwise resalable under Rule 701 under the Securities Act. We expect that the initial registration statement on Form S-8 will cover    shares of common stock.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Our stock price may be volatile, and an investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the operating performance of the companies issuing the securities. These market fluctuations may negatively affect the market price of our common stock. Stockholders may not be able to sell their shares at or above the purchase price due to fluctuations in the market price of our common stock. Such changes could be caused by changes in our operating performance or prospects. Or such changes could be unrelated to our operating performance, such as changes in market conditions affecting the stock market generally or changes in the outlook for our common stock, such as changes to or confidence in our business strategy, changes to or confidence in our management, or expectations for future growth of the Company. Global health crises such as the COVID-19 pandemic could also cause significant volatility in the market price.

Trive Capital controls us, and its interests may conflict with ours or other stockholders’ in the future.

After the completion of this offering, and assuming an offering of     shares of common stock by us, Trive Capital will continue to control approximately   % of the voting power of our outstanding common stock (or   % of the voting power of all of our outstanding shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock, solely to cover over-allotments, if any), and thus, in each case, hold more than a majority of the voting power of our outstanding common stock entitled to vote generally in the election of directors. Trive Capital will be able to control the election and removal of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, payment of dividends, if any, on our common stock, the incurrence or modification of indebtedness by us, amendment of our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with the interests of our other stockholders. This concentration of voting control could deprive stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock. This concentration of ownership may also adversely affect our share price.

Moreover, in accordance with our amended and restated certificate of incorporation and the stockholders agreement, Trive Capital will have the right to nominate for election to our board of directors a number of individuals designated by Trive Capital constituting a majority thereof for so long as it beneficially owns at least 50% of the voting power of all shares of our outstanding stock entitled to vote generally in the election of our directors. In the event that Trive Capital ceases to own shares of our stock representing a majority of the total voting power, for so long as Trive Capital continues to own a significant percentage of our stock, it will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, Trive Capital will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. See “Certain Relationships and Related Person Transactions—Stockholders Agreement” and “Description of Capital Stock.”

Trive Capital is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or whose interests are otherwise not aligned with ours. Our amended and restated certificate of incorporation will provide that neither Trive Capital nor any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Trive Capital and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Anti-takeover provisions in our organizational documents, Stockholders Agreement and under Delaware law could delay or prevent a change of control.

Certain provisions of our organizational documents and stockholders agreement may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•	Trive Capital’s right to nominate for election to our board of directors no fewer than that number of directors that would constitute: (a) a majority of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 50% of the then-outstanding capital stock of the Company; (b) 40% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 40% but less than 50% of the then-outstanding capital stock of the Company; (c) 30% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 30% but less than 40% of the then-outstanding capital stock of the Company; (d) 20% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 20% but less than 30% of the then-outstanding capital stock of the Company; and (e) 10% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 5% but less than 20% of the then-outstanding capital stock of the Company;

•	the ability of our board of directors to establish the number of directors and fill vacancies and newly created directorships, subject to the rights granted to Trive Capital pursuant to our amended and restated certificate of incorporation and the stockholders agreement;

•	a classified board of directors, as a result of which our Board will be divided into three classes, with each class serving for staggered three-year terms;

•	limitations on stockholder action by written consent on or after the effective date of this offering;

•	certain limitations on convening special stockholder meetings;

•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors;

•	limitations on cumulative voting;

•	the ability of our Board to issue one or more series of preferred stock;

•	certain limitations on business combinations with interested stockholders; and

•	the required approval of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our certificate of incorporation.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our Board will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our certificate of incorporation authorizes our Board, without the approval of our stockholders, to issue million shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our certificate of incorporation, as shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series, and the qualifications, limitations, or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.

Although we anticipate using the net proceeds from this offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may materially adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and will also, as a public company, be responsible for evaluating and reporting on our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. During the preparation of our financial statements included elsewhere in this prospectus we identified material weaknesses in our internal control over financial reporting.

If our executive management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required, if we fail to remediate the material weaknesses identified or if additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be materially adversely affected.

Upon the listing of our shares on the     , we will be a “controlled company” within the meaning of the rules of the     and, as a result, will qualify for, but do not currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Trive Capital will control a majority of our voting power for the election of directors. As a result, we will be a “controlled company” within the meaning of the    corporate governance standards.

Under the    rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the Board consist of independent directors and the requirements that our compensation and nominating and governance committees be composed entirely of independent directors. Following this offering, we do not intend to utilize these exemptions. However, for so long as we qualify as a “controlled company,” we will maintain the option to utilize some or all of these exemptions. If we utilize these exemptions, we may not have a majority of independent directors and our compensation and nominating and governance committees may not consist entirely of independent directors, and such committees would not be subject to annual performance evaluations. Accordingly, in the event we elect to rely on these exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the    .

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” includes express or implied forward-looking statements. Forward-looking statements include all statements that are not historical facts including those that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements are included throughout this prospectus and relate to matters such as our industry, business strategy, goals, and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources, and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. Our expectations and beliefs are expressed in management’s good faith, and we believe there is a reasonable basis for them, however, the forward-looking statements are subject to various known and unknown risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory, and other factors, many of which are beyond our control. We believe that these factors include but are not limited to the following:

•	we rely heavily on certain customers for a significant portion of our sales;

•	a significant deferment of orders by customers could have a material adverse effect on our business, results of operations, prospects, and financial condition;

•	the loss of our GSA contracts or GWACs could impair our ability to attract new business;

•	if we are unable to manage the increasing technological complexity of our business, or achieve or manage our expected growth, our business could be adversely affected;

•	we have in the past consummated acquisitions and intend to continue to pursue acquisitions, and our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations;

•	we depend on our executive officers, senior management team and highly trained employees and any work stoppage, difficulty hiring similar employees, or ineffective succession planning could adversely affect our business;

•	if critical components or raw materials used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business;

•	our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production;

•	our leases may be terminated or we may be unable to renew our leases on acceptable terms and if we wish to relocate, we may incur additional costs if we terminate a lease;

•	technology failures or cyber security breaches or other unauthorized access to or use of our information technology systems or sensitive or proprietary information could have a material adverse effect on the Company’s business and operations;

•	U.S. military spending is dependent upon the U.S. defense budget;

•	U.S. government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue;

•	we could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations;

•	we may be subject to periodic litigation and regulatory proceedings, which may materially adversely affect our business, results of operations, prospects and financial condition;

•	our failure to comply with applicable economic and trade sanctions could materially adversely affect our reputation and results of operations;

•	our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could materially adversely affect our business, results of operations, prospects and financial condition;

•	our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement could prevent or restrict our ability to compete;

•	tariffs on certain imports to the United States and other potential changes to U.S. tariff and import/export regulations could have a material adverse effect on global economic conditions and our business, results of operations, prospects and financial condition;

•	our indebtedness, which is subject to variable interest rates, could adversely affect our financial health and could harm our ability to react to changes to our business;

•	servicing our indebtedness requires a significant amount of cash. Our ability to generate cash depends on many factors, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations, prospects and financial condition;

•	we will incur significant increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business;

•	no market currently exists for our common stock, and an active, liquid trading market for shares of our common stock may not develop or be sustained, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase;

•	our ability to remediate the identified material weaknesses in our internal control over financial reporting; and

•	the other factors discussed under “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in the forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and is expressly qualified in its entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable law.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $    million from the sale of shares of our common stock in this offering, assuming an initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $     million.

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, for general corporate purposes, including additional development efforts, working capital and operating expenses.

An increase (decrease) of      shares from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $    . A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, based on the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $    , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

DIVIDEND POLICY

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. Any decision to declare any pay dividends in the future will be made at the sole discretion of our Board and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory, and contractual restrictions, including restrictions under our Credit Agreement and other indebtedness we may incur and other factors that our Board may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense) (otherwise referred to herein as Karman LLC), which is a holding company that directly and indirectly holds all the equity interests in our operating subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert to a Delaware corporation and change our name to Karman Holdings Inc.

The foregoing conversion and related transactions are referred to herein as the “Corporate Conversion.” The number of shares of common stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

As a result of the Corporate Conversion, Karman Holdings Inc. will succeed to all of the property and assets of Karman LLC and will succeed to all of the debts and obligations of Karman LLC. Karmen Holdings Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and executive officers will be as described elsewhere in this prospectus. See “Management.”

The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors and new investors in this offering will own our common stock rather than equity interests in a limited liability company. Except as otherwise noted herein, the consolidated financial statements and related notes thereto and other financial information included in this registration statement are those of Karman LLC and its consolidated operations. We do not expect that the Corporate Conversion will have an effect on our results of operations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of       :

•	on an actual basis;

•	on a pro forma basis after giving effect to (1) the Corporate Conversion and (2) the filing and effectiveness of our certificate of incorporation and the adoption of our bylaws immediately prior to the consummation of this offering; and

•	on a pro forma as adjusted basis after giving effect to the issuance and sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes therewith included elsewhere in this prospectus.

As of
($ in thousands, other than units, shares and par value)	Actual	Pro Forma (unaudited)	Pro Forma As Adjusted(1) (unaudited)
Cash and cash equivalents	$	$
Long-term debt:

Note Payable

Revolving Credit Facility

Total long-term debt
Stockholders’ equity:
Members’ equity, Units, without par value; 166,737,325 units issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted
Preferred stock, $ par value, no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, $     par value, no shares authorized, issued or outstanding, actual;      shares authorized,      shares issued and outstanding, pro forma;      shares authorized,      shares issued and outstanding, pro forma as adjusted

Additional paid-in capital

Total stockholders’ equity (deficit)

Total capitalization	$	$	$

(1)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial public offering price

of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive in this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $    , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of      shares in the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering and the Corporate Conversion. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of our common stock held by existing stockholders.

Our historical net tangible book value (deficit) as of December 31, 2023, was approximately $    , or $    per share of our common stock. We calculate historical net tangible book value (deficit) by taking the amount of our total tangible assets and subtracting the amount of our total liabilities. We calculate historical net tangible book value (deficit) per share by taking our historical net tangible book value (deficit) and dividing that amount by the total number of shares of common stock outstanding, after giving effect to the Corporate Conversion.

After giving effect to (i) the Corporate Conversion and (ii) our sale of shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us our pro forma as adjusted net tangible book value (deficit) as of December 31, 2023 would have been $    , or $     per share of our common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value (or a decrease in pro forma as adjusted net tangible book deficit) of $     per share to existing stockholders and an immediate and substantial dilution in pro forma as adjusted net tangible book value (deficit) of $     per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

Dilution per share to investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share of common stock after this offering from the initial public offering price per share of common stock paid by investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis (without giving effect to any exercise by the underwriters of their option to purchase up to      additional shares of common stock in this offering):

Assumed initial public offering price per share of our common stock
Historical net tangible book value (deficit) per share of our common stock as of December 31, 2023
Increase in tangible book value per share attributable to new investors purchasing shares of our common stock in this offering
Pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering
Dilution per share of our common stock to new investors in this offering	$

Assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma tangible book value attributable to new investors purchasing shares in this offering by $     per share and the dilution to new investors by $     per share and increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering by $     per share.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $    per share, and the dilution to new investors would be $    per share, in each case assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
(in thousands, except percentages)	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders
New investors
Total		100%		100%

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $    , $     and $     per share, respectively.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to    , or approximately % of the total number of shares of our common stock outstanding after this offering.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

Except as otherwise indicated, the above discussion and tables are based on shares of our common stock outstanding, after giving effect to the Corporate Conversion, and exclude shares of common stock reserved for future issuance under our 2024 Plan, which will be adopted in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited consolidated financial statements, including the related notes thereto, contained within this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. For purposes of this section, references to the “Company,” “Karman,” “we,” “us,” and “our” refer to TCFIII Spaceco Holdings and its other subsidiaries.

Overview

We specialize in the upfront design, testing, manufacturing, and sale of mission-critical systems for existing and emerging missile, missile and defense, and space programs. Our integrated payload protection, propulsion, and interstage system solutions are deployed across a wide variety of existing and emerging programs supporting important Department of Defense and space sector initiatives. We estimate that no single program accounted for more than 8% of sales in 2023, with revenue from over 100 active programs supporting current production and next-generation space, missile, hypersonic, and defense applications.

We believe that our engineering expertise and track record with critical piece, part and subcomponent manufacturing positions us to successfully serve customers who rely on us to deliver the technical design and scaled manufacturing of integrated system solutions that are required to withstand extreme environments and meet stringent performance requirements. Our highly engineered solutions are organized into three key families: Payload Protection Systems, Propulsion Systems, and Aerodynamic and Interstage Systems:

•	Payload Protection Systems: involves the full design and manufacturing of the top section of a booster, launch vehicle, payload, or missile system.

•	Propulsion Systems: involves the integrated offering of solid rocket motor subsystems, launch systems, and ablative composites.

•	Aerodynamic and Interstage Systems: involves supporting metallic and composite subsystems designed for aerodynamics and interstage separation.

Our solutions are deployed across three growing, core end markets including: Hypersonics and Strategic Missiles, Missile and Integrated Defense, and Spacecraft and Launch. We currently serve a diverse customer base supported by long-term relationships and engineering partnerships and believe that our differentiated technical design, intellectual property, and track record of mission success provides us with a value proposition that proves difficult to replicate by current competitors and potential future entrants. By utilizing our vertically integrated, concept-to-production capabilities, we have created a business model aimed at creating long-term, sustainable value for our customers, the programs we support, and the warfighter.

Our business is guided by a key, overarching mission—to expand what’s possible in space and defense through the relentless pursuit of innovation, integration, and collaboration. Our business model is focused on providing innovative and reliable integrated system solutions, utilizing our concept-to-production capabilities. which include comprehensive in-house design, analysis, testing and qualification, and production services. This strategy and these capabilities, coupled with a broad and highly integrated IP portfolio, have provided what we believe to be a competitive advantage and market leading position.

We are focused on delivering innovative and customized solutions for our customers, with more than 180 multi-discipline engineers supporting our comprehensive in-house design and manufacturing capabilities. Our unique set of capabilities is supported by decades of experience across advanced material design, proprietary digital models, material science and testing, and manufacturing expertise. We believe that this collection of vertically integrated capabilities provides a strong value proposition for our customers who seek to simplify their supply chains, increase their speed to market, and reduce costs – all while benefitting from quality integrated system solutions. Our differentiated market offering is supported by significant sole- and single-source contract positions. Sole-source or single-source contracts amounted to approximately 87% of sales in 2023.

Our IP portfolio is enabled by our differentiated technical design expertise, which affords us the ability to work collaboratively with customers earlier in the program development cycle to develop mission-critical solutions. Such early participation quite often leads to difficult-to-replicate solutions, as Karman solutions become part of the production specification. It is our belief that once a supplier has been qualified as a supplier on a particular program and delivers on the basis of quality, it is typically unlikely that a prime integrator would pursue re-qualification given a relatively lengthy and costly process. We believe this provides a strong competitive advantage for Karman, who benefits from the longevity of missile and space programs and the visible and recurring revenue streams provided. Furthermore, our key design philosophy is centered around solving for an optimal solution for the customer given a specified set of performance requirements. These optimal solutions quite often integrate our patented materials, subcomponents, and proprietary manufacturing processes that have been developed over the past 40+ years.

TCFIII Spaceco Holdings operates through its wholly owned subsidiary, TCFIII Karman LLC, originally formed in 2020 as a limited liability company.

Our Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations reflect estimates and assumptions made by management as of December 31, 2023. Events and changes in circumstances arising after December 31, 2023, including those resulting from the continuing impacts of the current unfavorable macroeconomic climate, will be reflected in management’s estimates for future periods.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name TCFIII Spaceco Holdings LLC. In connection with this offering, we will convert to a Delaware corporation and change our name to Karman Holdings Inc. In the conversion, all of our outstanding equity interests will be converted into shares of common stock. The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors and new investors in this offering will own our common stock rather than equity interests in a limited liability company.

Key Factors Impacting Our Performance

U.S. Government Spending and Federal Budget Uncertainty

Changes in the volume and relative mix of U.S. government spending as well as areas of spending growth could impact our business and results of operations. In particular, our results can be affected by shifts in strategies and priorities on homeland security, intelligence, defense-related programs, infrastructure and urbanization and continued increased spending on technology and innovation, including cybersecurity, artificial intelligence, connected communities and physical infrastructure. Cost-cutting and efficiency initiatives, along with current and future budget restrictions, spending cuts, and shifts in priorities, could lead our customers—those conducting significant business through U.S. government contracts—to reduce or delay funding. This may result in inconsistent or reduced investments of appropriated funds, potentially diminishing demand for our solutions and services. Furthermore, any disruption in the functioning of government agencies, including as a result of government closures and shutdowns, could have a negative impact on our operations and cause us to lose revenue or incur additional costs due to, among other things, our inability to maintain access and schedules for government testing or deploy our staff to customer locations or facilities as a result of such disruptions.

There is also uncertainty around the timing, extent, nature and effect of Congressional and other U.S. government actions to address budgetary constraints, caps on the discretionary budget for defense and non-defense departments and agencies, and the ability of Congress to determine how to allocate the available budget authority and pass appropriations bills to fund both U.S. government departments and agencies that are, and those that are not, subject to the caps. Additionally, budget deficits and the growing U.S. national debt may increase pressure on the U.S. government to reduce federal spending across all federal agencies, with uncertainty about the size and timing of those reductions. Furthermore, delays in the completion of future U.S. government budgets could in the future delay procurement of the federal government services we provide. A reduction in the amount of, or reductions, delays, or cancellations of funding for, services that we are contracted to provide to the U.S. government as a result of any of these impacts or related initiatives, legislation or otherwise could have a material adverse effect on our business and results of operations. Significant delays or reductions in appropriations for our programs and changes in U.S. government priorities and spending levels more broadly may negatively impact our business and could have a material adverse impact on our business, financial condition and results of operations.

Operational Performance on Contracts

Revenue, net income, and the timing of our cash flows depend on our ability to perform on our contracts. When agreeing to contractual terms, our management team makes assumptions and projections about future conditions and events. The accounting for our contracts and programs requires assumptions and estimates about these conditions and events. These projections and estimates assess:

•	the productivity and availability of labor;

•	the allocation of indirect costs to labor and material costs incurred;

•	the complexity of the work to be performed;

•	the cost and availability of materials and components; and

•	schedule requirements.

If there is a significant change in one or more of these circumstances, estimates or assumptions, or if the risks under our contracts are not managed adequately, the profitability of contracts could be adversely affected. This could affect net income and margin materially.

In particular, profitability can fluctuate predicated on the type of contract awarded. Typically fixed-price development programs on complex systems represent a higher risk profile to complete on-budget. To the extent our fixed-price development efforts create a larger portion of our revenue output, this may result in reduced operating margins given the higher risk profile.

Additionally, the timing of our cash flows is impacted by the achievement of billable milestones on contracts. For instance, delays in reaching these milestones can lead to temporary cash flow shortfalls, while early completions compared to initial estimates can result in cash flow influxes. Historically, this has resulted and could continue to result in fluctuations in working capital levels and quarterly free cash flow results.

To manage these fluctuations, we have implemented several strategies, such as maintaining a buffer of liquid assets and closely monitoring project timelines to anticipate cash flow needs. Despite these measures, the inherent variability in milestone achievements means that quarter-to-quarter comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indicators of future performance.

We expect these fluctuations to persist, particularly as we take on more complex and long-term projects. However, we believe that our proactive cash flow management strategies will help mitigate the impact of our overall financial stability.

Regulations

Increased audit, review, investigation and general scrutiny by U.S. government agencies of performance under government contracts and compliance with the terms of those contracts and applicable laws could affect our operating results. Negative publicity and increased scrutiny of government contractors in general, including us, relating to government expenditures for contractor services and incidents involving the mishandling of sensitive or classified information as well as the increasingly complex requirements of the DoD and the United States intelligence community, including those related to cybersecurity, could impact our ability to perform in the markets we serve.

If a government inquiry or investigation reveals improper or illegal activities, we may face civil or criminal penalties or administrative sanctions, including contract termination, fines, fee forfeiture, payment suspension, or suspension and debarment from conducting business with U.S. Government agencies. Any of these actions could materially and adversely impact our reputation, business, financial condition, results of operations, and cash flows.

Additionally, U.S. Government procurement regulations impose various operational requirements on government contractors. Non-compliance with these regulations could lead to civil or criminal penalties, which may materially adversely affect our operating results.

Acquisitions

We consider the acquisition of businesses and investments that we believe will expand or complement our current portfolio and allow access to new customers or technologies. We also may explore the divestiture of businesses that no longer meet our needs or strategy or that could perform better outside of our organization.

Industry Background

Our defense operations are affected by U.S. Department of Defense (“DoD”) budget and spending levels, changes in demand, changes in policy positions or priorities, the domestic and global political and economic environment, and the evolving nature of the global and national security threat environment. Changes in these budget and spending levels, policies, or priorities, which are subject to U.S. domestic and foreign geopolitical risks and threats, may impact our defense businesses, including the timing of and delays in U.S. government licenses and approvals for sales, the risk of sanctions, or other restrictions.

We believe that our business is well positioned in areas that the DoD and other customers indicate are priorities for future defense spending, including those based on the 2022 National Security Strategy document, the 2023 U.S. National Security related budget and the National Defense Authorization Act (“NDAA”) and the recently released fiscal 2024 National Security Budget request and NDAA, and also the related Future Years Defense Program or five- year projection of the forces, resources and programs needed to support the DoD’s strategy and operations.

Components of Operations

Revenues

We generate our revenue primarily from the design, development and deployment of systems and subsystems (Propulsion Systems, Aerodynamic Interstage Systems, and Payload Protection and Deployment Systems) across three end markets (Hypersonics and Strategic Missile Defense, Missile and Integrated Defense Systems, and Space and Launch).

Cost of Goods Sold

Cost of goods sold consists of direct costs and allocated indirect costs. Direct costs include labor, materials, subcontracts and other costs directly related to the execution of a specific contract. Indirect costs include overhead expenses, fringe benefits and depreciation.

General and Administrative Expenses

Our general and administrative expenses (“G&A”) include salaries, fringe benefits (such as health insurance, retirement plans, vacation and sick days), and other expenses related to selling, marketing and proposal activities, certain administrative costs, operational overhead expenses, stock-based compensation and amortization of acquired intangible assets. Some G&A expenses relate to marketing and business development activities that support both ongoing business areas as well as new and emerging market areas. These activities can be directly associated with developing requirements for applications of capabilities created in our business development activities as well as managing human capital. G&A is an important financial metric that we analyze to help us evaluate the contribution of our selling, marketing and proposal activities to revenue generation.

Results of Operations

The following table sets forth, for the years ended December 31, 2023 and 2022, certain operating data of the Company, including presentation of the changes in amounts between reporting periods:

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
Revenues	$280,705,570	$226,310,299	$54,395,271	24.0%
Cost of goods sold	175,156,456	145,364,015	29,792,441	20.5%

Gross profit	105,549,114	80,946,284	24,602,830	30.4%

General and administrative expenses	36,623,263	30,036,084	6,587,179	21.9%
Depreciation and amortization expense	20,432,034	30,475,370	(10,043,336)	(33.0%)

Total operating expenses	57,055,297	60,511,454	(3,456,157)	(5.7%)

Net operating income	48,493,817	20,434,830	28,058,987	137.3%

Interest expense, net	(47,867,005)	(37,500,758)	(10,366,247)	27.6%
Other income (expense)	563,772	(205,604)	769,376	(374.2%)
Provision for income taxes	3,168,821	3,172,913	(4,092)	(0.1%)

Net income / (loss)	4,359,405	(14,098,619)	18,458,024	(130.9%)

Other comprehensive income	423	12,751	(12,328)	(96.7%)

Comprehensive income / (loss)	$4,359,828	$(14,085,868)	$18,445,696	NM

Operating Margin	17.3%	9.0%
Gross Profit Margin	37.6%	35.8%

NM—Not meaningful

Revenues

Revenue for the year ended December 31, 2023 increased $54,359,271, or 24.0%, to $280,705,570 as compared to $226,310,299 for the year ended December 31, 2022. Revenue represents sales from our existing businesses for comparable periods.

The increase in revenues for fiscal 2023 as compared to fiscal 2022 was primarily attributable to program wins across all end-markets, Hypersonic and Strategic Missile Defense, followed by Space and Launch and Missile and Integrated Defense Systems.

As described in additional detail below, the results of operations include the following disaggregation of product mix:

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
Hypersonic and Strategic Missile Defense	$100,093,421	$72,295,636	$27,797,785	38.5%
Space and Launch	94,642,721	79,663,749	14,978,972	18.8%
Missile and Integrated Defense Systems	85,969,428	74,350,914	11,618,514	15.6%

Total Revenue	$280,705,570	$226,310,299	$54,395,271	24.0%

Our fiscal year 2023 revenues benefited from increased U.S. Government spending in response to evolving global threats, including conflicts in the Middle East, such as the Hamas-Israel conflict and actions by Iran’s proxies against the United States and its allies, alongside ongoing challenges from the Russia-Ukraine war, North Korean provocations, and rising tensions with China. The Company is positioned to address the growing spending needs of the United States and its allies.

The Hypersonic and Strategic Missile Defense market saw significant growth driven by well-funded development and production programs, alongside increased government spending. Revenues from these programs increased year-over-year by 37.9%, 34.2%, and 42.0% across the Aerodynamic Interstage, Payload Protection and Deployment, and Propulsion Systems product families, respectively.

Space and Launch revenues were supported by new launch vehicle programs, including Blue Origin’s New Glenn and ULA’s Vulcan. These programs are expected to continue expanding as the commercial space launch market exceeds Federal Aviation Administration (FAA) projections. Year-over-year, Space and Launch revenues increased by 79.3% in Payload Protection and Deployment and 16.3% in Propulsion Systems

Missile and Integrated Defense Systems revenues increased, primarily due to an increase of 74.3% in Payload Protection and Deployment and an increase of 13.3% in Propulsion Systems. This market’s growth was supported by successful system deployments during the Ukraine conflict, generating significant global demand.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased to $175,156,456 for the year ended December 31, 2023, from $145,364,015 for the year ended December 31, 2022. The $29,792,441, or 20.5%, increase in cost of goods sold was primarily a result of increased materials and labor costs.

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
Labor	$80,684,155	$70,835,936	$9,848,219	13.9%
Materials	75,469,425	59,072,777	16,396,648	27.8%
Overhead	12,255,696	10,948,838	1,306,858	11.9%
Depreciation and amortization	6,747,180	4,506,464	2,240,716	49.7%

Total cost of goods sold	$175,156,456	$145,364,015	$29,792,441	20.5%

Our success in program expansions and the maturation of existing programs across our end markets contributed to the 1.8% increase in gross profit as a percentage of revenues to 37.6% for the year ended December 31, 2023, compared to 35.8% for the year ended December 31, 2022.

Operating Expenses:

General and Administrative Expenses

General and administrative expenses increased to $36,623,263 for the year ended December 31, 2023 from $30,036,084 for the year ended December 31, 2022. General and administrative expenses and the related percentage changes for the years ended December 31, 2023 and 2022 were as follows:

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
General and administrative expenses—excluding costs below	$10,154,244	$8,280,514	$1,873,730	22.6%
Payroll	19,772,362	13,536,445	6,235,917	46.1%
Professional Fees	3,038,582	4,900,201	(1,861,619)	(38.0%)
Marketing	439,850	437,073	2,777	0.6%
Computers & Software	1,926,981	1,278,851	648,130	50.7%
Share-based Compensation.	1,291,244	1,603,000	(311,756)	-19.4%

Total general and administrative expenses	$36,623,263	$30,036,084	$6,587,179	21.9%

The 21.9% increase in general and administrative expenses between the years ended December 31, 2023 and December 31, 2022, respectively, was primarily driven by an increase in payroll expenses for salaries, bonuses, and retirement benefits. Additionally, total personnel compensation increased as a result of headcount increases. These additional costs reflect the expansion of our operational support capabilities and the integration of newly established regional campuses. The increase in general and administrative expenses was partially offset by decreases in recognized share-based compensation expense, as well as professional fees for legal, tax, accounting, and consulting fees.

Depreciation and Amortization

Depreciation and amortization expense decreased to $20,432,034 for the year ended December 31, 2023 compared to $30,475,370 for the year ended December 31, 2022. The decrease in amortization expense for the year ended December 31, 2023, is primarily attributable to the full amortization of certain backlog assets in 2022, which did not extend into fiscal year 2023. Depreciation of fixed assets used in the production of goods sold is included in cost of goods sold. The $10,043,336 decrease in depreciation and amortization expense is also attributable to a decrease in purchases of property and equipment.

Interest Expense, net

Interest expense, net for the year ended December 31, 2023 increased by $10,366,247, or 27.6%, to $47,867,005 compared to $37,500,758 for the year ended December 31, 2022. This increase in interest is primarily attributable to the increase in additional borrowings under the Revolving Credit Facility to fund working capital needs and to manage cash flow requirements. Both the Revolving Credit Facility and note payable are variable interest rate loans with an applicable spread. For additional information related to debt, see Note 7, Revolving line of credit, and Note 8, Note Payable, in the Notes to the Consolidated Financial Statements.

Other Income (expense)

Other income (expense) for the years ended December 31, 2023 and 2022 of $563,772 and $(205,604), respectively, was attributable to an increase in gains from the sale of assets.

Provision for Income Taxes

The provision for income taxes was $3,168,821 for the year ended December 31, 2023 compared to provision for income taxes of $3,172,913 for the year ended December 31, 2022. The decrease in provision for income taxes was attributable to an increase in deferred taxable income. The timing differences between provisions for income taxes recognizable under US GAAP compared to statutory taxes may create different amounts of current and deferred tax amounts. For additional information regarding provisions for taxes, see Note 14, Provision for Income Taxes, in the Note to the Consolidated Financial Statements.

Seasonality

We do not believe our revenues are subject to significant seasonal variations.

Key Financial and Non-GAAP Operating Measures

We measure our business using both key financial and operating data including key performance indicators (“KPIs”) and non-GAAP financial measures and use the following metrics to manage our business, monitor results of operations and ensure proper allocation of capital: (i) Revenue, (ii) Bookings, (iii) Funded Backlog, (iv) EBITDA, (v) Adjusted EBITDA and (vi) Adjusted EBITDA Margin. We believe that these financial performance metrics represent the primary drivers of value enhancement, balancing both short and long-term indicators of increased shareholder value. These are the metrics we use to measure our results and evaluate our business and related contract performance.

Financial and Operating Data

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
Revenues	$280,705,570	$226,310,299	$54,395,271	24.0%
Bookings(1)	$419,429,589	$213,818,318	$205,611,271	96.2%
Funded Backlog(2)	$428,719,337	$265,321,134	$163,398,203	61.6%
Net Income / (loss)	$4,359,405	$(14,098,619)	$18,458,024	(137.3%)
EBITDA(3)	$76,236,803	$55,211,060	$21,025,743	37.5%
Adjusted EBITDA(3)	$81,863,342	$60,290,868	$21,572,474	35.8%

Net Income Margin	1.6%	(6.2)%
Adjusted EBITDA Margin(3)	29.2%	26.6%

(1)	Represents the total value of contract awards received from customers. Contract types include but are not limited to purchase orders, long term agreements and contractual authorization to proceed.
(2)	Represents the total value of existing contracts, less amounts previously invoiced. Contract types include but are not limited to purchase orders, long term agreements and contractual authorization to proceed.
(3)	Note on non-GAAP financial measures: Throughout the discussion of our results of operations we use non-GAAP financial measures EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, as measures of our overall performance. Definitions and reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP are included below.

Non-GAAP Financial Measures

We believe the non-GAAP financial measures presented in this prospectus will help investors understand our financial condition and operating results and assess our future prospects. We believe these non-GAAP financial measures, each of which is discussed in greater detail below, are important supplemental measures because they exclude unusual or non-recurring items as well as non-cash items that are unrelated to or may not be indicative of our ongoing operating results. Further, when read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as a tool to help make financial, operational and planning decisions. We may use non-GAAP financial metrics in certain Management compensation plans, debt covenants, internal budgetary decision making, and other resource allocation decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry by providing more comparable measures that are less affected by factors such as capital structure.

We recognize that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business.

We define these non-GAAP financial measures as:

EBITDA/Adjusted EBITDA—We define EBITDA as our net income before income taxes, depreciation and amortization, and interest expense. References to Adjusted EBITDA refer to EBITDA plus, as applicable for each period any non-cash share-based compensation expenses, including non-cash gains and losses on equity, non-cash gains and losses on derivative instruments associated with equity, termination expenses, and personnel expenses from discontinued operations. Additionally, Adjusted EBITDA excludes certain nonrecurring management costs that management excludes in contemplation of budget decisions and are not costs of operating the business. Adjusted EBITDA excludes the costs associated with lender and administrative agent fees, as these are not directly related to maintenance of debt covenants. Lastly, Management excludes other non-recurring costs including net gains from disposition of assets, non-cash gains and losses from any hedging arrangements, non-cash impairment losses, business interruption insurance proceeds, and non-recurring transaction expenses in contemplation of debt covenants with lenders.

Adjusted EBITDA Margin—Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue. Adjusted EBITDA and Adjusted EBITDA Margin are not measures calculated in accordance with U.S. GAAP, and they should not be considered an alternative to any financial measures that were calculated under U.S. GAAP.

Adjusted EBITDA and Adjusted EBITDA Margin are used to facilitate a comparison of the ordinary, ongoing and customary course of our operations on a consistent basis from period to period and provide an additional understanding of factors and trends affecting our business. Adjusted EBITDA and Adjusted EBITDA Margin are driven by changes in volume, performance, contract mix and general and administrative expenses and investment levels. Performance, as used in this definition, refers to changes in profitability and is primarily based on adjustments to estimates at completion on individual contracts. These adjustments result from increases or decreases to the estimated value of the contract, the estimated costs to complete the contract, or both. These measures therefore assist management and our board and may be useful to investors in comparing our operating performance consistently over time as they remove the impact of our capital structure, asset base and items outside the control of the management team and expenses that do not relate to our core operations. Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled non-GAAP measures used by other companies as other companies may have calculated the measures differently. The reconciliation of EBITDA and Adjusted EBITDA to net income (loss) is provided below:

EBITDA and Adjusted EBITDA Margin Reconciliation:

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
Net income / (loss)	$4,359,405	$(14,098,619)	$18,458,024	(130.9%)
Income tax provision (benefit)	(3,168,821)	(3,172,913)	4,092	(0.1%)
Depreciation and amortization[1]	27,179,214	34,981,834	(7,802,620)	(22.3%)
Interest expense, net	47,867,005	37,500,758	10,366,247	27.6%

EBITDA	76,236,803	55,211,060	21,025,743	38.1%

Acquisition related expenses[2]	356,414	251,319	105,095	41.8%
Integration expenses and non-recurring restructuring costs[3]	2,739,438	3,506,716	(767,278)	(21.9%)
Lender and administrative agent fees[4]	500,000	—	500,000	N/A
Other non-recurring costs[5]	739,443	(281,227)	1,020,670	(362.9%)
Share-based compensation[6]	1,291,244	1,603,000	(311,756)	(19.4%)

Adjusted EBITDA	$81,863,342	$60,290,868	$21,572,474	35.8%

Revenues	280,705,570	226,310,299
Net Income Margin	1.6%	(6.2)%
Adjusted EBITDA Margin	29.2%	26.6%

1	Depreciation and amortization expense includes $6,747,182 and $4,506,466 of depreciation and amortization recorded in cost of goods sold for the years ended December 31, 2023 and December 31, 2022, respectively.
2	Represents legal and due diligence fees incurred in connection with planned and completed acquisitions, which are required to be expensed as incurred. During the periods presented, these costs were incurred for due diligence and legal fees related to an acquisition of equipment and intangible assets.
3	These costs include company-wide system implementation expenses and Company re-branding costs. This category also includes post-acquisition integration costs, and employee expenses related to acquisitions or restructuring activities.
4	Reflects non-recurring lender fees associated with one-off amendments to the Company’s credit agreement, separate from ongoing administrative fees.
5	Other non-recurring costs consisted primarily of non-cash impairment losses during the year ended December 31, 2023 and net gains on disposals of property held for sale during the year ended December 31, 2022.
6	Reflects non-cash share-based compensation expenses associated with the Company’s P Units.

We present below certain financial information based on our EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin. References to “EBITDA” mean net income before interest, taxes, depreciation and amortization, references to “Adjusted EBITDA” mean EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliations of net income/(loss) to EBITDA and Adjusted EBITDA, and references to “Adjusted EBITDA Margin” refer to Adjusted EBITDA divided by revenues. EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin are not measurements of financial performance under U.S. GAAP. We present EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin because we believe they are useful indicators for evaluating operating performance. In addition, our management uses Adjusted EBITDA to review and assess the performance of the management team in connection with employee incentive programs and to prepare its annual budget and financial projections. Moreover, management uses Adjusted EBITDA of target companies to evaluate acquisitions.

Although we use EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin as measures to assess the performance of our business and for the other purposes set forth above, the use of non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with U.S. GAAP. Some of these limitations are:

•	EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements, necessary to service interest payments on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and the cash requirements for such replacements are not reflected in EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin;

•	EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin exclude the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions;

•	the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin; and

•	EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin do not include the payment of taxes, which is a necessary element of our operations.

Because of these limitations, EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin should not be considered as measures of cash available to us to invest in the growth of our business. Management compensates for these limitations by not viewing EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin in isolation and specifically by using other U.S. GAAP measures, such as net sales and operating profit, to measure our operating performance. EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin are not measurements of financial performance under U.S. GAAP, and they should not be considered as alternatives to net income/(loss) or cash flow from operations determined in accordance with U.S. GAAP. Our calculations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin may not be comparable to the calculations of similarly titled measures reported by other companies.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When we prepare these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of our accounting policies require that we make subjective judgments, including estimates that involve matters that are inherently uncertain. Our most critical estimates include those related to revenue recognition, intangible assets acquired in a business combination and goodwill. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. Management judgments and estimates have been applied consistently and have been reliable historically.

The majority of our revenue is generated pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products, and to provide related engineering, technical and other services according to customer specifications. In most cases, goods or services provided under the Company’s contracts are accounted for as a single performance obligation due to the complex and integrated nature of its products and services. These contracts generally require significant integration of a group of goods and services to deliver a combined output. These contracts may be fixed price, cost-reimbursable, or time and materials. Revenue is recognized over time using the input method, which measures progress toward completion and control is transferred as the Company performs its contractual obligations due to the performance having no alternative use and the Company’s enforceable right to payment. The Company estimates profit on these contracts as the difference between total estimated revenues and total estimated costs at completion (EAC) and recognizes profit as costs are incurred. Significant judgment is used to estimate total costs at completion. EAC’s are estimated using historical actual margins as a percentage of revenue, applied to open jobs. Unforeseen events and circumstances can alter the estimate of the costs and potential benefits associated with a particular contract. Changes in job performance, job conditions, estimated profitability, and final contract settlements may result in revisions to costs and income. The Company recognizes changes in contract estimates on a cumulative “catch-up” basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in a prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate differs from the previous estimate.

Goodwill and Intangible Assets

Goodwill and intangible assets represents the excess of the cost of an acquired entity over the fair value of the acquired net assets. We test goodwill for impairment annually during the fourth quarter of our fiscal year or when events or circumstances change in a manner that indicates goodwill might be impaired.

For the impairment test, we first assess qualitative factors, macroeconomic conditions, industry and market considerations, triggering events, cost factors, and overall financial performance, to determine whether it is necessary to perform a quantitative goodwill impairment test. Alternatively, we may bypass the qualitative assessment for some or all of its reporting units and apply the quantitative impairment test. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). For the quantitative impairment test we estimate the fair value by weighting the results from the income approach and the market approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of its business. For purposes of testing goodwill for impairment, we operate as a single reporting unit. Based upon the annual goodwill impairment test, we determined that there was no impairment of our goodwill as of December 31, 2023 and 2022.

Acquired intangible assets include: customer relationships, customer production backlog, patents and know-how. Finite-lived intangible assets are amortized over their estimated useful lives using the straight-line method which approximates the pattern in which the economic benefits of such assets are consumed. We assess amortized intangible assets for impairment when events or circumstances suggest that the carrying values may not be recoverable. This assessment involves comparing the carrying value of the assets to their undiscounted expected future cash flows. If the total undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss equal to the difference between the carrying amount and the fair value of the assets. Determining fair value requires management to make estimates and judgments based on various factors, including projected revenues and associated earnings. We did not recognize any impairment losses in the years ended December 31, 2023 and 2022.

Material Weaknesses

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-

Oxley Act (“Section 404”). As a public company, we will be subject to significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting, and our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

During the preparation of our financial statements included elsewhere in this prospectus we identified material weaknesses in our internal control over financial reporting. The PCAOB defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”

The following entity-level material weaknesses have been identified:

We did not fully maintain components of the COSO framework, including elements of the control environment, risk assessment, control activities, information and communication and monitoring activities components, relating to (i) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives, including technology, across the entity, (ii) developing general control activities over technology to support the achievement of objectives across the entity, and (iii) sufficiency of selecting and developing control activities that contribute to the mitigation of risks to the achievement of objectives to acceptable levels.

The entity-level material weaknesses contributed to other material weaknesses within our system of internal control over financial reporting as follows:

•	we did not design and maintain effective information technology general controls for certain information systems supporting its key financial reporting processes. Specifically, we did not design and maintain sufficient change management, security, operations, and system development controls for management-identified in-scope on-premise applications and vendor-supported applications; and

•	we did not design and maintain effective process-level controls for all significant business process cycles.

We have begun the process of evaluating the material weaknesses and developing our full remediation plan. Specifically, we expanded and improved our review process for share-based compensation awards and related accounting standards. We plan to further improve this process by enhancing access to accounting literature and identification of third-party accounting professionals with whom to consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. Until the remediation plan is implemented, tested and deemed effective, we cannot assure that our actions will adequately remediate the material weaknesses or that additional material weaknesses in our internal controls will not be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the Securities and Exchange Commission could be adversely affected and could reduce the market’s confident in our financial statements and harm our stock price. While we will work to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide an expected timeline in connection with any remediation plan. These remediation measures may be time consuming and costly and might place significant demands on our financial and operational resources.

As permitted under the U.S. securities laws, neither we nor our independent registered public accounting firm have performed or are required to perform an evaluation of the effectiveness of our internal control over financial reporting. In the future, we may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting.

Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. Any weaknesses or deficiencies or any failure to implement new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce the price of our common stock.

If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital market.

Liquidity and Capital Resources

The following table summarizes our capitalization as of December 31, 2023 and 2022 (in thousands unless otherwise indicated):

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
Cash and cash equivalents	$5,454,710	$6,625,814	$(1,171,104)	(17.7%)

Debt:
Finance lease liabilities (including current portion)	$77,887,599	$75,160,118	$2,727,481	3.6%
Revolving credit facility	20,000,000	16,500,000	3,500,000	21.2%
Note Payable, including current portion, net of debt issuance costs	304,288,123	310,001,906	(5,713,783)	(1.8%)

Total debt	402,175,722	401,662,024	513,698	0.1%

Member’s equity	182,459,333	177,596,853	4,862,480	2.7%

Total capitalization (debt plus equity)	$584,635,055	$579,258,877	$5,376,178	0.9%

Total debt to total capitalization	2.20	2.26

Our principal historical liquidity requirements have been for organic growth, acquisitions, capital expenditures, servicing indebtedness, including finance lease liability payments, and working capital needs. We do not expect there to be substantial changes in our future capital requirements. We anticipate that over the next 12 months, we will meet our liquidity needs, including debt servicing, through cash generated from operations, available cash balances, borrowings under our notes payable, and, if necessary, sales of accounts receivable and borrowings from our revolving credit facility. We fund our investing activities primarily from cash provided by our operating and financing activities. Based on our current outlook, we believe that net cash provided by operating activities and available borrowings under the term note payable with TCW and the term note payable to a seller of TMX Engineering, LLC (“TMX”) (collectively, the “Note Payable”) will be sufficient to fund our cash requirements for at least the next twelve months. As we continue to expand our business, including by any acquisitions we may make, we may in the future require additional working capital for increased costs.

Operating Activities

Net cash provided by operating activities was $20,326,561 in the year ended December 31, 2023 compared to ($5,892,750) in the year ended December 31, 2022. The changes in accounts receivable, contract assets, contract liabilities during 2023 were due to initial and subsequent measurement of contracts with customers, changes in business volume, and progress of existing contracts. Changes in operating assets and liabilities including accounts receivable, contract assets, and contract liabilities between the year ended December 31, 2023 and December 31, 2022 were $18,706,182, $(14,743,542), and $11,357,534, respectively. The increase in the source of cash of $26,219,311 was primarily attributable to the increase in revenues and related timing of cash receipts. We actively manage our accounts receivable, contract assets, and contract liabilities, along with the related aging and collection efforts.

Investing Activities

Net cash used in investing activities totaled $(16,211,837) for the year ended December 31, 2023 and $21,258,081 for the year ended December 31, 2022. For the year ended December 31, 2023, total purchases of property and equipment of $16,775,297 was partially offset by the sale of marketable securities of $563,460. For the year ended December 31, 2022, property and equipment purchases of $21,268,504 were partially offset by sales of marketable securities of $10,423. The change of $5,046,244 was principally attributable to decrease in purchases of property and equipment. No material commitments for capital expenditures exist.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2023 totaled ($5,285,828). For the year ended December 31, 2023, we refinanced $33,500,000 of our Revolving Credit Facility to repay $30,000,000 previously owed under the Revolving Credit Facility. This activity compares to borrowings of $17,500,000 for the year ended December 31, 2022. For the year ended December, 31, 2023, we repaid $8,250,000 of principal related to the Term Note, paid $6,250,000 for contingent consideration related to previous acquisitions, and $1,532,011 for finance leases. Lastly, equipment financing proceeds of $8,034,775 were generated during the year ended December 31, 2023.

Net cash provided by financing activities in the year ended December 31, 2022 totaled $16,730,570. We made payments of $14,338,318 for principal related to the Term Note, raised an additional $31,774,108 in equity financing, and paid $1,095,868 for finance leases.

Other Obligations and Commitments

See Note 7 through Note 9, of the Notes to Consolidated Financial Statements for information regarding our other obligations and commitments.

Leases

We lease certain facilities and equipment under financing and operating leases that expire at various dates through 2028. Future aggregate rental payments under financing and operating leases as of December 31, 2023 were as follows: $10,303,880 in 2024, $10,732,327 in 2025, $10,470,157 in 2026, $10,739,907 in 2027, $10,441,633 in 2028, and $94,540,192 thereafter. See Note 9, Leases, of the Notes to Consolidated Financial Statements for information pertaining to future minimum lease payments relating to our operating and finance lease obligations.

Under the provisions of ASC 842, the Company has both finance and operating leases. The Company has recorded both a right-of-use (“ROU”) asset for each applicable lease and an associated liability for the right to use the asset and the obligation for future lease payments. Separate ROUs and liabilities have been recorded for finance and operating leases. ROUs for both lease categories are included in lease assets on the financial statements. Liabilities for both lease categories are included in short-term lease liabilities for amounts due within one year and in noncurrent lease liabilities, net of current portion for remaining amounts due. ROU calculations include management’s assessment of the probability of exercise of lease extensions ranging from 1 to 18 years. No leases include variable lease payments.

Consolidated Lease Summary

On a consolidated basis, lease activity for the years ended December 31, 2023 and December 31, 2022 were as follows:

	Year Ending December 31, 2023	Year Ending December 31, 2022
	Total	Total
Finance lease expense
Amortization of ROU assets	$4,763,656	$4,527,210
Interest on lease liabilities	5,470,425	5,407,279
Operating lease expense	1,676,970	1,191,998

Total	$11,911,051	$11,126,487

On a consolidated basis, supplemental cash flow information for the years ended December 31, 2023 and December 31, 2022 were as follows:

Cash paid for amounts included in the measurement of lease liabilities	2023	2022
Operating cash flows from finance leases	$5,386,787	$5,426,631
Financing cash flows from finance leases	$1,532,011	$1,095,868
Operating cash flows from operating leases	$1,455,186	$925,256
ROU assets obtained in exchange for new finance lease liabilities	$7,711,895	$2,061,241
ROU assets obtained in exchange for new operating lease liabilities	$2,801,902	$295,044
Weighted-average remaining lease term in years for finance leases	15.00	16.87
Weighted-average remaining lease term in years for operating leases	6.94	8.83
Weighted-average discount rate for finance leases	7.88%	7.51%
Weighted-average discount rate for operating leases	8.97%	7.54%

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies—Recent Accounting Pronouncements, of the Notes to Consolidated Financial Statements for additional information.

JOBS Act Election

We are currently an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first assessment of the effectiveness of our internal control over financial reporting under Section 404 until our second annual report on Form 10-K after we become a public company.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Summary—JOBS Act Election.”

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

Our primary exposure to interest rate risk results from outstanding borrowings under the Revolving Credit Facility and Term Note, both which has a floating interest rate component. We estimate that a 1% increase in interest rates for the year ended December 31, 2023 and December 31, 2022 would have resulted in approximately a $3.1 million and $3.2 million increase in interest expense, respectively.

We had cash of $5,454,710 as of December 31, 2023 which is held for working capital and general corporate purposes. We do not have cash equivalents, restricted cash or marketable securities and we do not enter into investments for trading or speculative purposes. Our cash holdings in interest bearing accounts are exposed to market risk due to fluctuations in interest rates, which may affect our interest income.

We will continue to monitor market risk due to fluctuations in interest rates and potential impacts to the fair value of our holdings and operating cash flows.

Inflation Risk

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation, but we do not believe that inflation has had a material effect on our business, results of operations, or financial condition. We expect the impact of such increases will be mitigated by efforts to lower costs through manufacturing efficiencies, look for alternative sourcing and reevaluate pricing, as we did in the year ended December 31, 2023. However, continued cost inflation and supply chain disruptions during 2024 may continue to require similar efforts to mitigate the impact of continued cost inflation and supply chain disruptions on our results of operations. Our inability or failure to offset cost increases could adversely affect our business, results of operations, or financial condition.

BUSINESS

Our Company

We specialize in the upfront design, testing, manufacturing, and sale of mission-critical systems for existing and emerging missile and defense, and space programs. Our integrated payload protection, propulsion, and interstage system solutions are deployed across a wide variety of existing and emerging programs supporting important Department of Defense (“DoD”) and space sector initiatives. We estimate that no single program accounted for more than 8% of revenues for the year ended December 31, 2023, with revenue from over 100 active programs supporting current production and next-generation space, missile, hypersonic, and defense applications.

We believe that our engineering expertise, vertically integrated production capabilities, and track record with critical piece part and subcomponent manufacturing positions us to successfully serve our prime customers who rely on us to deliver technical design and scaled manufacturing for integrated systems that are required to withstand extreme environments and meet stringent performance requirements. Our highly engineered solutions are organized into three key families: Payload Protection Systems, Aerodynamic Interstage Systems, and Propulsion Systems:

•	Payload Protection and Deployment Systems: full design and manufacturing of the top section of a booster, launch vehicle, payload, or missile system

•	Aerodynamic Interstage Systems: supporting metallic and composite subsystems designed for aerodynamics and interstage separation

•	Propulsion Systems: offering of integrated solid rocket motors and supporting subsystems, launch systems, and ablative composites

Our solutions are deployed across three growing, core end markets: Hypersonics & Strategic Missile Defense, Missile & Integrated Defense Systems, and Space & Launch. We serve a diverse customer base within these end-markets where we maintain long-standing relationships and engineering partnerships. We believe that our differentiated technical design, expertise, intellectual property, and heritage of mission success provides us with a value proposition that would be difficult to replicate by our current and potential future competitors. By utilizing our vertically integrated and concept-to-production capabilities along with a highly targeted acquisition strategy, we have created a business model aimed at creating long-term, sustainable value for our customers, the programs we support, and the warfighter.

Our business approach combines both strong organic growth and our proven buy, build, and integrate acquisition strategy. Karman Space and Defense is defined by four core acquisitions that have been fully integrated into our business to create a synergistic platform with complementary capabilities and robust intellectual property (“IP”). Our formation began with the merger of Aerospace Engineering Corp. (“AEC”) and AMRO Fabricating Corporation (“AMRO”) in October 2020, which allowed us to become one of the largest independently owned suppliers focused on manufacturing complex systems for the space and missile markets. Shortly thereafter, we acquired Automated Engineering, Inc. (“AAE”) (December 2020), a manufacturer of high-temperature composites, and Systima Technologies (“Systima”) (September 2021), a specialist in design and integration of energetic and mechanical systems into the structural design of mission-critical space and hypersonic systems. Since inception, we have completed three additional, complementary acquisitions focused on further expanding our capability set. Altogether, these acquisitions have:

•	United complementary capabilities that are critical to Karman’s “concept-to-production capabilities” offering to blue chip missile and space primes

•	Provided a storied heritage of trusted, mission success encompassing 40+ years, which we deem vital to success in our industry

•	Created a platform and strategic basis to continue to seek accretive, complementary acquisitions

Today, Karman operates approximately 730,000 square feet of design, engineering, and manufacturing space, supporting a single Karman go-to-market strategy. We continue to evaluate opportunities to support anticipated growth and have recently invested to outfit a new 30,000 square foot facility in Decatur, AL to primarily service a new customer.

Our Platform

The relentless pursuit of mission success, no matter the challenge, underscores our ability to design and produce technical, mission-critical systems for prime integrators. As a purpose-built collection of time-tested, engineering focused businesses, Karman Space and Defense’s integrated platform unites over 40+ years of successful experience in delivering complex, engineered solutions for customers.

Our business is guided by a key, overarching mission – to expand what’s possible in space and defense through the relentless pursuit of innovation, integration, and collaboration. Our business model is focused on providing innovative and reliable integrated system solutions, utilizing our concept-to-production capabilities which include comprehensive in-house design, analysis, testing and qualification, and production services. We believe this strategy and these capabilities have provided what we believe to be a competitive advantage and market-leading position.

We are focused on delivering innovative and customized solutions for our customers, with about 180 multi-discipline engineers supporting our comprehensive in-house design and manufacturing capabilities. We believe we have a unique set of capabilities, which are supported by decades of experience across advanced material design, proprietary digital models, material science and testing, and manufacturing expertise. We believe that this collection of vertically integrated capabilities provides a strong value proposition for our customers who seek to simplify their supply chains, increase their speed to market, and reduce costs – all while benefitting from quality, integrated system solutions. Our differentiated market offering is supported by significant sole and single source contract positions. Sole source or single source contracts accounted for approximately 87% of our revenue in 2023.

Our IP is developed based on our differentiated technical design expertise, which affords us the ability to work collaboratively with customers earlier in a program’s lifecycle to develop mission critical solutions. Such early participation often results in Karman solutions becoming part of the future production specification. It is our belief that once a supplier has been qualified on a particular program and is delivering on the basis of quality, it is unlikely that a customer would pursue re-qualification given a relatively lengthy and costly process. We believe this provides us with a strong competitive advantage and allows us to benefit from the longevity of missile and space programs and the visible and recurring revenue streams provided by the long-term nature of the programs we support and their budgets. Furthermore, our key design philosophy is centered around providing an optimal solution for the customer’s mission given a specified set of performance requirements. With deep advanced materials expertise and design capabilities, Karman maintains an agnostic approach to system design and material selection, crafting solutions that best meet the customer specification. These optimal solutions often incorporate our patented materials, subcomponents, and proprietary manufacturing processes that have been developed over the past 40+ years.

Our revenue is diversified across end-market, system family, program, and customer, with a significant portion of our revenue derived from sole/single source program positions. In 2023, our revenue was nearly split evenly across our three core end markets, with revenue from about 70 customers and over 100 programs.

For the year ended December 31, 2023, we generated $280.7 million in revenue, representing 24.0% year over year growth from the year ended December 31, 2022. Additionally, we generated net income of $4.4 million on a GAAP basis and $81.9 million of Adjusted EBITDA in 2023, representing a 1.6% and 29.2% net income and Adjusted EBITDA margin, respectively. We believe that our double-digit growth and Adjusted EBITDA Margins are a testament to the fundamentals of our strong underlying end-markets and the compelling value proposition that we offer our prime customers. Given what we believe to be multiple avenues for continued organic and inorganic growth and a well- diversified business across programs, customers, markets, and product families, we believe we are well-positioned for continued profitable growth. For a discussion of the use of Adjusted EBITDA and Adjusted EBITDA Margin, and a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Industry

End Markets

We primarily compete across three core end markets including: Hypersonics & Strategic Missile Defense, Missile & Integrated Defense Systems, and Space & Launch.

Hypersonics & Strategic Missile Defense: Defined by large diameter hypersonic and intercontinental missiles and interceptors, this end-market represented 36% of revenue and was the largest of our three end-markets in 2023. This market continues to evolve, focused in part on the development of hypersonic missiles and capable hypersonic deterrents as well as the continued production of critical legacy platforms. As near-peer threats, namely China and Russia, continue to expand anti-ballistic missile capabilities and progress hypersonic capabilities and platforms, funding and support for viable, domestic hypersonic programs has continued to mount to combat these threats. Additionally, with the development of continued geopolitical uncertainty and a focus on global defense spending, we believe the support to develop and produce such missiles will continue to provide this end-market with a critical tailwind.

Missile & Integrated Defense Systems: The Missile & Integrated Defense end-market, defined by smaller diameter rocket, missile technologies, and launcher systems that support the successful deployment of missiles, represented 31% of our revenue in 2023. This end-market is comprised of applications across multiple uses cases including anti-armor, air-to-air, anti-ship, air-to-surface, surface-to-air, and naval-surface to air. Like our Hypersonics & Strategic Missile Defense end-market, this market has continued to benefit from a shift in defense spending posture as current conflicts demonstrate the strategic importance of these missile platforms and technologies, many of which can be rapidly deployed with high effectiveness in a modern warfare context. We expect this, along with the call for the ongoing replenishment, the need for larger strategic stockpiles by both the U.S. and its allies, and development of next-generation weapon systems to drive strong future demand.

Space & Launch: Our second largest end-market, Space and Launch, represented 34% of our revenue in 2023. This end market encompasses the application of our key integrated solutions across Payload Protection Systems, Aerodynamic Interstage Systems, and Propulsion Systems to a wide variety of traditional and new launch providers. With an expected continued emergence of new launch providers, an increased commercial launch cadence, deeper governmental focus and spend on the space sector, and the introduction of new space applications, we believe this end-market will continue to benefit from robust growth.

Competition

The competition we face in our core end markets is characterized by a fragmented supplier base of piece part and subsystems providers, with fewer integrated system providers. Given our technical design capability and requisite component and piece part expertise as an integrated solutions provider, we believe we occupy a differentiated part of our customers’ supply chain and face few direct competitors. These direct competitors are characterized by their vertically integrated design-to-production capabilities and ability to offer customers integrated system solutions. We also characterize our competition for these integrated system solutions as our prime customer’s choice to “make or buy” the solution.

Despite different positioning, we do compete with piece part and subsystem suppliers across each of our product categories at the sub-integrated system supply level. We believe these competitors are characterized by less differentiated intellectual property with a core focus on manufacturing and “build-to-print” capabilities.

We compete mainly on the basis of technical differentiation and our ability to deliver highly complex solutions to customers in a timely manner. Our ability to offer tailored solutions that meet complex design requirements has allowed us to successfully cultivate lasting customer relationships and a reputation founded in innovation. We believe our track record and focus on customer and mission success positions us as a trusted supplier and affords us the opportunity to continue to capture market share on existing and next-generation programs.

Competitive Strengths

Mission-Critical, Concept-to-Production, Integrated Systems Provider

As a system-level provider, we offer a full suite of capabilities capable of taking a design through to full production. We are equipped with upfront engineering and design, testing and qualification capabilities, and a scaled manufacturing footprint. We believe that our set of integrated capabilities provides a valuable service to the marketplace, by consolidating steps in the manufacturing lifecycle in an integrated manner to meet complex customer needs. Furthermore, we believe that our positioning and integrated business model provides our customers a key advantage.

Our deep expertise across design, testing, and advanced materials allows for selection across a wide variety of capabilities necessary to create, test, and produce a specified design—all in one place. We believe this reduces the customer’s need to commit resources to in-house system design or supply chain management. As a result, when customers choose to outsource integrated system design and manufacturing to us as a single supplier, they generally benefit from increased speed to market and reduced costs. As the technical nature of design for next-generation weapon systems continues to increase, we believe that our integrated concept-to-production capabilities will provide increased value to our customers.

Differentiated Technical Design Focus with IP Creates High Barriers to Entry

With about 180 multi-discipline engineers and decades of combined experience, we believe we are differentiated by our technical capabilities and our IP, which is comprised of patents, trade secrets and proprietary know-how. We believe that our customers have come to expect and trust us to effectively design, test, and field mission-critical system solutions. Our technical capability is supported by our IP, which is comprised of three key categories: Design IP, Proprietary IP, and Process IP.

•	Our Design IP is utilized in partnership with the prime and end-customers to create complex system designs that often meet stringent and custom performance specifications. Examples of our design IP include the responsibility of the full system design and selection of components for integrated systems such as shrouds or solid rocket motors. We believe that our design capabilities enable us to begin work with customers on next-generation platforms much earlier in the development cycle, providing an opportunity for increased revenue capture at each program stage from technology maturation to production.

•	Our Proprietary IP consists of unique Karman technologies that are often deployed across our offerings. Examples of proprietary IP technologies include patented components relating to our core competencies of energetics, safe and arm, and advanced materials.

•	Our Process IP consists of engineered, and often times complex, production methods that leverage our decades long experience in manufacturing to enable production of various advanced materials into designs that require precision and quality. Examples of Process IP include Karman’s manufacturing methods deployed to create solid rocket motor nozzles, spun form shrouds, and solid propellant driven actuators.

In many instances, the solutions that we provide to our customers combines all three categories of IP, creating a unique offering which we believe creates high barriers to entry for our competitors. For the year ended December 31, 2023, we estimate that more than 90% of our revenues integrated at least one of our three IP categories.

Strategically Aligned with Priority Production and Emerging Missile & Defense Programs

We were a supplier to over 100 funded missile and space programs in 2023, covering a multitude of high priority production programs with key content provided to both production and early stage, next-generation programs. We provided content on a wide variety of U.S. high-priority missile programs across the U.S. Army, Navy, Airforce, Missile Defense Agency, and a variety of commercial space and NASA sponsored programs.

Our technical capability and strategic focus on early partnership on next-generation programs has also enabled us to capture multiple positions on key hypersonic development programs integral to the future defense of the United States and its allies. We believe our diverse and aligned programmatic exposure provides an important tailwind for the business and will continue to drive long-term growth as we continue to support important DoD initiatives.

Diversified Business Model with Balanced Revenue Mix, Offering Both Stability and Growth

Our mission-critical solutions are deployed across a diverse set of end markets, products, customers, and programs. This diversification reduces the reliance on any one program, end market, customer, or product offering and positions us well for future growth amidst a variety of potential market backdrops.

•	End-markets: Our revenue for the fiscal year ended December 31, 2023 was nearly equally distributed across our 3 core end markets with 36% from Hypersonics & Strategic Missile Defense, 31% from Missile and Integrated Defense Systems, and 34% from Space and Launch.

•	Programs: Our solutions are utilized across a diverse set of DoD missile and private space programs, with over 100 programs contributing to revenue and no single program accounting for more than 8% of our revenue in 2023.

•	Customers: We were a supplier to over 70 customers in 2023 across established and emerging customers.

We often occupy a single or sole source position on key strategic missile and space programs, with 87% of our revenue in 2023 derived from such positions. The life of these programs can often exceed 20 years with lengthy production lifecycles, providing us with a long, recurring, and visible tail of revenue.

Strong, Long-standing Customer Relationships in Attractive End-markets

Given the mission-critical nature of our products, we believe experience to be a pre-requisite for fostering long-standing relationships as our customers seek trusted suppliers with a heritage of technical quality and success to deliver on current and next-generation weapons systems. With an extensive track record spanning decades, we believe we have established ourselves as a trusted partner known for technical design and quality. Through consistent delivery of on-time, manufacturable, high-quality solutions, we have fostered enduring partnerships dating more than 15 years in many cases.

We primarily serve these customers across three key end markets: Hypersonics & Strategic Missile Defense, Missile & Integrated Defense Systems, and Space and Launch. We believe that exposure to these end markets provides an attractive market backdrop, with current tailwinds supported by:

•	Heightened global geopolitical uncertainty amidst ongoing conflicts leading to an increased focus on defense as nations seek to prioritize security and military readiness; and

•	Continued emergence of near-peer threats to the U.S. and its allies, including the advancement of next-generation weapon systems technologies (i.e., hypersonics) resulting in an increased focus on developing new technologies to deter such threats.

Highly Attractive Financial Profile

Our purpose-built Karman platform is powered by a single go-to-market strategy and cohesive design, engineering, and manufacturing expertise. We believe that this collection of capabilities and our value proposition offered in the marketplace has led to an attractive financial profile underpinned by strong top-line growth and robust Adjusted EBITDA. For the fiscal year ended December 31, 2023, we experienced 24.0% revenue growth, a 1.6% Net Income margin, and a 29.2% Adjusted EBITDA margin compared to fiscal year ended December 31, 2022. We believe that our business model with technical-led, integrated capabilities, attractive production and emerging program exposure, significant sole/single source contract exposure, and a culture-focused operational excellence will continue to provide the elements necessary to drive strong financial performance. For a discussion of the use of Adjusted EBITDA, Adjusted EBITDA Margin, and a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Non-GAAP Financial Measures.”

Mission-Focused, Experienced Leadership Team

Our mission-focused leadership team, with 20 years of average experience across Aerospace & Defense and other related industries, is driven by a commitment to excellence, unconventional thinking, and a passion to grow and shape the future of space and defense. Alongside Trive Capital, we have invested in talent and have elevated key industry and operating partners from our four legacy businesses to Karman leadership roles to lead the next phase of growth for the combined platform. We believe our leadership team possesses the industry, leadership, operational, business development, and finance experience necessary to successfully navigate industry dynamics and drive continued, profitable growth:

•	Tony Koblinski, our Chief Executive Officer, has spent 25+ years leading businesses focused on integrated systems and processes, most recently as the President and CEO of Madison-Kipp Corporation where he partnered with Trive Capital on its buyout of the Madison-Kipp Corporation in order to pursue a new phase of growth for the company and focus on adding value to Tier I and OEM customers.

•	Jonathan Beaudoin, our Chief Operating Officer, has 18+ years of aerospace engineering, most recently as the Regional President of the Northwest Region at Karman where he led programs and product development of Karman’s technologies across space and emerging missile platforms.

•	Stephanie Sawhill, our Chief Growth Officer, has 20+ years of aerospace industry experience and most recently served as VP of Strategy and Business Development at Systima Technologies prior to Karman’s acquisition of the company in September 2021. Sawhill is a named inventor on three patents and has co-authored papers in JANNAF, AIAA, IEEE, Ceramics International and other publications.

•	Mike Willis, our Chief Financial Officer, is a Certified Management Accountant and spent 17+ years in finance and operations management, most recently as the Director of Finance within the Forgings Division at Precision Castparts Corp where he was responsible for 14 business units across five countries.

Growth Strategy

We aim to drive value for shareholders with continued best-in-class financial performance, underlined by strong, profitable top-line growth. Our growth strategy is focused on both organic and inorganic growth initiatives, with a cohesive go-to-market strategy across each of our three core end markets:

Expand Content on Existing Programs, Leaning on Track Record of Mission Success

We are focused on providing quality integrated system solutions to prime customers and have built decades long partnerships with our customers. We believe that our regimented focus on customer relationship development via a differentiated technical solution and track record of mission success on existing programs creates an opportunity to drive further shipset expansion. Utilizing our internal processes and our customer relationship management (“CRM”) initiatives, we continue to develop, and execute on, a targeted pipeline of potential content expansion opportunities for pre-low-rate initial production (“LRIP”) phase programs where we believe we could offer a superior solution. Additionally, we continue to educate and demonstrate the value of our full scope of solutions across payload protection, propulsion, and interstage systems, and with prime integrators on existing programs and believe that there is significant growth potential from the continued execution of these efforts.

Lead with Design Capabilities to Capture Positions on Next-Generation Programs

Our design capabilities present a unique opportunity to collaborate with our customers as they seek solutions for their emerging hypersonic and next-generation weapons platforms. Being an early partner in the design and creation of increasingly complex, next-generation systems enables revenue capture at the earliest stages of development and across the program lifecycle from technology maturation through long-term production. Given what is typically a lengthy and costly requalification process, we believe that once a quality supplier has been included as part of the specification, it is unlikely that prime integrator will seek an alternative solution. To drive growth, we intend to continue to execute as a trusted partner on our portfolio of existing next-generation platforms as they mature through qualification and into production and to seek further opportunities on newly emerging missile and space programs, utilizing our current integrated design-to-production capabilities and industry partnerships to efficiently develop and deliver innovative solutions. Aided by long-term secular growth trends across our key end-markets and by our ability to meet the increasingly complex design challenges required of next-generation weapon systems, we believe that our strategic efforts can drive profitable growth as these programs develop, mature and enter production.

Continue to Provide Increasingly Integrated Systems

We believe that our integrated system solutions provide significant value to our prime customers who seek to streamline their supply chains and increase their speed to market. In alignment with our customer’s needs, we intend to develop increasingly integrated system solutions through the development or acquisition of new, complementary capabilities to bolster the breadth and depth of our current integrated offerings. We also intend to selectively expand the application of our current offerings and capabilities to develop additional integrated vehicles and vessels such as lunar landers and other unmanned platforms. As our offerings continue to become increasingly integrated with more Karman content, we believe that we only further enhance our competitive advantage in a supply chain characterized by fragmentation. Our strategy remains focused on designing and producing the optimal, engineered system solution for our customers given their specified performance requirements.

Seek Value-Added Acquisitions Complementary to our Existing Capability Set

We have a rigorous approach to acquisitions, as demonstrated by the successful integration of seven acquisitions since formation. In pursuing acquisitions, we target companies with:

•	Highly engineered products

•	Significant intellectual property and/or proprietary processes

•	Capabilities which enable the next or deeper integrated system solution capabilities

•	Capabilities which can be leveraged across multiple programs and end markets

Management’s experience in driving financial performance from our defined model, which remains focused on profitable growth and our customer’s mission success, and integration with and Karman operating systems has led to a targeted goal of meaningfully improving an acquired business’ Adjusted EBITDA over a three-year time frame post-acquisition. We believe that the fragmented market of piece part and subsystem suppliers presents an opportunity for continued acquisitions.

Government Contracts

A material portion of our revenue is derived from defense contracts, directly or indirectly, with the U.S. military that are subject to U.S. government contracting rules and regulations and therefore are subject to the business risks specific to the defense industry, including the ability of the U.S. government to unilaterally: (1) suspend us from receiving new contracts; (2) terminate existing contracts at its convenience and without significant notice; (3) reduce the value of existing contracts; (4) audit our contract-related costs and fees, including allocated indirect costs; and (5) revoke required security clearances. Violations of government procurement laws could result in civil or criminal penalties. Services to our U.S. military end-users accounted for approximately $225 million, or approximately 80%, of our revenue for the year ended December 31, 2023.

Governmental Regulation

Many of the components we manufacture are required to be certified by one or more governmental agencies. We must also satisfy the requirements of our customers, including OEMs, and provide these customers with products and services that comply with government regulations. Since we sell defense products, we can be subject to various laws and regulations governing pricing and other factors as well. Contracting in the defense industry also makes us subject to rules related to bidding, billing, and accounting, as well as prohibitions related to kickbacks and false claims.

Furthermore, we are at times subject to trade laws and regulations like the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations, and the sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control. Additionally, we are subject to data protection laws, including but not limited to the California Consumer Privacy Act and the European Union General Data Protection Regulation.

There has been no material adverse effect to our consolidated financial statements nor competitive positions as a result of these governmental regulations. Our operations may in the future be subject to new and more stringent regulatory requirements.

Legal Matters

We are subject to various claims and legal actions that arise in the ordinary course of our business, including claims resulting from employment-related matters. We do not believe that the ultimate resolution of any existing claim would have a material effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations, or cash flows.

Properties

We maintain nine campuses consisting of a total of 20 properties, all of which are manufacturing, warehousing or processing facilities. Between all of our campuses, we have over 730,000 square feet dedicated to design and manufacturing. All our properties are leased and are located in the United States, predominately on the west coast.

Most of our facilities contain manufacturing, distribution and engineering functions, and most facilities have certain administrative functions, including management, sales and finance. Our headquarters is located at our manufacturing facility in Huntington Beach, CA. We believe that our existing facilities are sufficient to meet our operational needs for the foreseeable future. The table below provides additional information about our properties.

Campus Location	Square Footage	Leased Properties
Huntington Beach, CA	~125,000	5382-5386 Argosy Avenue, Huntington Beach, CA 92649
5351 Argosy Avenue, Huntington Beach, CA 92649
5340 Argosy Avenue, Huntington Beach, CA 92649
5331 Business Drive, Huntington Beach, CA 92649

South El Monte, CA	~175,000	1430 & 1440 Amro Way, South El Monte, CA 91733
1452-1456 N. Chico Avenue & 1489 Amro Way South El Monte, CA 91733
1490 Adelia Street, South El Monte, CA 91733
1503 & 1505 Adelia Avenue, South EL Monte, CA 91733

Campus Location	Square Footage	Leased Properties
2465 Loma Avenue, South El Monte, CA 91733

Corona, CA	~75,000	220 Klug Circle City of Corona, California 92878

Santa Ana, CA	~22,000	2141-2143 South Standard, Santa Ana, CA 92707

Brea, CA	~85,000	2632 Saturn Street, Brea, CA 92821
2664 Saturn Street, Unit B, Brea, CA 92821
2700 Saturn Street, Unit B, Brea, CA 92821

Mukilteo, WA	~195,000	6500 Harbour Heights Parkway SW, Mukilteo, WA 98275

Skagit, WA	~30,000	11941 Farm to Market Road, Mount Vernon, WA 98273
9800 29th Avenue W, Hangar E-105, Everett, WA 98204

Portland, OR	~15,000	25749 SW Canyon Creek Road, Suite 400/500, Wilsonville, Oregon 97070

Huntsville, AL	~30,000	3401-O Alabama Highway 20 West, Decatur, AL 35601

Manufacturing and Engineering

We continually strive to optimize productivity and achieve value pricing over inflation, implementing precision engineering and manufacturing to produce parts essential for today’s aircraft systems and structures. We strive to differentiate ourselves from our competitors by manufacturing products in an accurate, reliable and repeatable manner without sacrificing attention to detail, which is evident in the durability and precision of our products. We are able to keep capital expenditure levels low since we do not constantly need new state-of-the-art equipment, which contributes to our lean entrepreneurial structure and helps us drive continuous improvement.

Raw Materials

We require the use of a variety of raw materials and manufactured component parts in our manufacturing processes, and we purchase these from various suppliers. The primary raw materials used to produce our products include composites (including Epoxy, BMI, and Phenolic), metals and alloys (including aluminum, copper, and various alloys of each), specialty chemicals, and energetic materials. We believe most of our raw materials and component parts are generally available from multiple suppliers at competitive prices. The lingering supply chain disruptions stemming from the COVID-19 pandemic has disrupted to a certain extent the availability of raw materials. These disruptions in raw material supply could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices to obtain these raw materials from other sources. However, we believe that the loss of any one source, although potentially disruptive in the short-term, would not materially affect our long-term operations. We try to limit the volume of raw materials and component parts on hand, and we are highly dependent on the availability of essential materials, so continued inflationary pressures could impact material costs. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive OEM certification processes associated with our products could prevent efficient replacement of a supplier, raw material or component part. Additionally, an open conflict or war across any region, including, but not limited to, the conflicts in Ukraine and Israel, could affect our ability to obtain raw materials. See “Risk Factors-Risks Related to Our Operations—If critical components or raw materials used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business.”

Intellectual Property

We rely on patents, trade secrets and proprietary knowledge and technology, both internally developed and acquired, in order to maintain a competitive advantage. The Company’s products are manufactured, marketed and sold using a portfolio of patents and other forms of intellectual property, some of which expire in the future. The Company develops and acquires new intellectual property on an ongoing basis. Based on the broad scope of the Company’s product lines, management believes that the loss or expiration of any single intellectual property right would not have a material effect on our consolidated financial statements.

As of November 1, 2024, we own 13 issued patents, which will expire between December 2030 and June 2044. We currently have 6 pending or published patent applications, for which the rights and duration are dependent on the grant of the patent by the U.S. Patent and Trademark Office or other applicable national or regional patent authority. We also have registered domain names for websites that we use in our business. We have no registrations for marks or copyrights.

Environmental Matters

Our operations and facilities are subject to an extensive regulatory framework of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, and the investigation and remediation of certain materials, substances, and wastes. We are committed to monitoring our business’s environmental performance, and to the health and safety of our employees, and as such we continually make efforts to ensure our operations are in substantial compliance with all applicable environmental laws and regulations. Environmental laws and regulations may require that the Company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations.

Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse impact on our consolidated financial statements, but we cannot assure that material environmental liabilities may not arise in the future. For further information on environmental-related risks, including climate change, see “Risk Factors.”

Human Capital Resources

As of June 30, 2024, we had approximately 1,100 full-time, part-time and temporary employees. None of our full-time and part-time employees are represented by labor unions.

Our employees are critical to our long-term success and are essential to helping us meet our goals. Therefore, it is crucial that we continue to attract, retain and motivate exceptional and high-performing employees by providing opportunities available for all our employees to not only contribute to Karman, but also grow and develop in their careers. We offer training and development programs encouraging advancement from within in order to support the advancement of our employees. We leverage both formal and informal programs to identify, foster, and retain top talent at both the corporate and operating unit level. We believe we offer competitive compensation programs to our employees to help attract and retain our employees.

Seasonality

We do not believe our net sales are subject to significant seasonal variation.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors, their respective ages as of October 18, 2024 and a brief account of the business experience of each of them.

Name	Age	Title
Tony Koblinski	65	Chief Executive Officer
Michael Willis	39	Chief Financial Officer
Jonathan Beaudoin	40	Chief Operating Officer
Stephanie Sawhill	45	Chief Business Development Officer

Executive Officers

Tony Koblinski: Tony Koblinski has served as the Chief Executive Officer of Karman since 2021. He is responsible for defining the company’s vision and leading the strategic direction and growth of the company. Mr. Koblinski has over 25 years of experience in building integrated systems and processes, which has enabled Karman to exceed customer expectations. Mr. Koblinski previously served as President and Chief Executive Officer of Madison-Kipp Corporation from September 2011 to November 2020. Before joining Madison-Kipp, he served as the National Vice President of Homebuilding Operations at Pulte Homes in 2007. Additionally, he served as Vice President of Operations for Bombardier Recreational Products in 2002. Mr. Koblinski began his career as Plant Manager for Saturn Corporation where he rose to Executive Director of Production Control at General Motors in 1998.

Mr. Koblinski received a Master of Business Administration—Operations from the University of Michigan in 1985. Additionally, he received his Bachelor of Science in Business Administration from Central Michigan University in 1982.

Michael Willis: Mike Willis has served as the Chief Financial Officer of Karman since November of 2022. Mr. Willis has over 17 years of experience in finance and operations management. He is responsible for overseeing the organization’s financials activities, which includes maintaining a strong control environment and the development of streamlined financial reporting and forecasts to support future growth. Mr. Willis possesses domestic and international finance experience in Aerospace, Automotive and Energy segments. Prior to joining Karman, Mr. Willis previously served as the Director of Finance of Precision Castparts Corp within the Forgings Division, where he was responsible for 14 businesses across five countries. Mr. Willis is a Certified Management Accountant (CMA) and received his Masters of Business Administration from Pennsylvania State University. Additionally, Mr. Willis received his Bachelor of Science in Business Administration—Finance from the University of Oregon.

Jonathan Beaudoin: Jonathan Beaudoin has served as the Chief Operating Officer of Karman since July 2024. Mr. Beaudoin has over 18 years of experience in business operations, engineering, program management and production of integrated solutions including launch systems, energetic separation devices, shrouds and hypersonic systems. His leadership and strategic vision have been instrumental in the development and application of new capabilities and technologies on Karman flagship programs. Mr. Beaudoin progressed professionally through a series of key leadership roles at Karman including Regional President from 2021 to 2024, Vice President of Engineering from 2019 to 2021, Director of Missiles and Space Systems from 2016 to 2019 and Engineering IPT Lead from 2012 to 2016. Prior to joining Karman, Mr. Beaudoin previously served as a Stress Analyst at Boeing from 2006 to 2008, where he worked on the P-8A Poseidon.

Mr. Beaudoin received a Master of Science in Aerospace Engineering from University of Washington in 2014. Additionally, Mr. Beaudoin received a Bachelor of Science in Aeronautical & Astronautical Engineering from the University of Washington in 2006.

Stephanie Sawhill: Stephanie Sawhill has served as the Chief Growth Officer at Karman since May 2022. Ms. Sawhill has over 20 years of aerospace industry experience. She is responsible for business development and product growth strategies. Ms. Sawhill has managed critical programs for Karman to expand the integrated system portfolio and has expertise in liquid and solid propulsion, advanced materials, energetics and hypersonic system technologies. She currently holds a position on the AIAA Propulsion & Energy Group and has held leadership positions on the Energetic Components and Systems Technical Committee. Ms. Sawhill has previously held leading positions at Karman including, Sr. Research Chemist 2011-2013, Engineering IPT Lead from 2013-2018, Business Development Manager followed by Business Development Vice President from 2018-2022, and Chief Growth (Business Development) Officer role starting in 2022. In addition, she is the co-author of three patents and papers in AIAA, IEEE, Ceramics International, JANNAF and other publications.

Ms. Sawhill received a Master of Science from Western Washington University in 2003. Additionally, Ms. Sawhill received a Bachelor of Science in Chemistry with a minor in Physics from Western Washington University in 2001.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board

Our business and affairs will be managed under the direction of our Board, which will consist of 9 members. The primary responsibilities of our Board will be to provide oversight, strategic guidance, counseling and direction to our management. Our Board will meet on a regular basis and additionally as required.

Board Leadership Structure and Our Board’s Role in Risk Oversight

The role of the Board in overseeing the management of our risks is conducted primarily through committees of the Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full Board (or the appropriate Board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a Board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. We believe that the leadership structure of our Board provides appropriate risk oversight of our activities.

Controlled Company Exception

After the completion of this offering, Trive Capital will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” as set forth under the applicable exchange rules. Under such corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of our Board consist of independent directors, (2) our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to the full Board, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our Board and will not have compensation or nominating and corporate governance committees that are composed entirely of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of     . In the event that we cease to be a “controlled company” and our shares continue to be listed on     , we will be required to comply with these provisions within the applicable transition periods. If at any time we cease to be a controlled company, we will take all action necessary to comply with the independence requirements, including by having a majority of independent directors on our Board and ensuring that we have a compensation committee and nominating and corporate governance committees, each composed entirely of independent directors, subject to any permitted “phase-in” period.

Committees of Our Board

After the completion of this offering, the standing committees of our Board will consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Our Board may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Upon the completion of this offering, our audit committee will consist of    ,    and    , and the chair of our audit committee will be. Our Board has determined that each member of the audit committee is independent under the applicable exchange rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and can read and understand fundamental financial statements in accordance with applicable requirements. Our Board has also determined that    is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our Board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our Board with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	accounting, financial reporting, and disclosure processes;

•	the adequacy and soundness of systems of disclosure and internal control established by management;

•	the quality and integrity of our financial statements and related notes thereto and the annual independent audit of our financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements in connection with the foregoing;

•	our compliance with our Code of Conduct;

•	our overall risk management profile; and

•	preparing the audit committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering, that satisfies the applicable exchange rules.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of     ,     and    , and the chair of our compensation committee will be    . Our Board has

determined that each member of the compensation committee is independent under the applicable exchange rules and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The purpose of the Compensation Committee is to assist our Board in discharging its responsibilities relating to:

•	the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long-term success;

•	setting our compensation program and compensation of our executive officers, directors and key personnel;

•	monitoring our incentive compensation and equity-based compensation plans;

•	succession planning for our executive officers, directors, and key personnel;

•	our compliance with the compensation rules, regulations, and guidelines promulgated by the , the SEC and other law, as applicable; and

•	preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering, that satisfies the applicable exchange rules.

Nominating and Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of    ,    and    , and the chair of our nominating and corporate governance committee will be    . Our Board has determined that each member of the nominating and corporate governance committee is independent under the applicable exchange rules, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment. The purpose of the Nominating and Governance Committee is to:

•	advise our Board concerning the appropriate composition of our Board and its committees;

•	identify individuals qualified to become members of our Board;

•	recommend to our Board the persons to be nominated by our Board for election as directors at any meeting of stockholders;

•	recommend to our Board the members of our Board to serve on the various committees of our Board;

•	develop and recommend to our Board a set of corporate governance guidelines and assist our Board in complying with them; and

•	oversee the evaluation of our Board, our Board committees, and management.

Our Board will adopt a written charter for the Nominating and Governance Committee, which will be available on our website upon the completion of this offering, that satisfies the applicable exchange rules.

Director Independence

Under the listing standards, requirements and rules of     , independent directors must comprise a majority of our audit committee as a listed company within one year of the listing date.

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, including family relationships, our Board has determined that    ,    and    do not have relationships that would interfere with

the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable exchange rules. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Background and Experience of Directors; Board Diversity

When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In evaluating director candidates, we consider, and will continue to consider in the future, factors including, personal and professional character, integrity, ethics and values, experience in corporate management, finance and other relevant industry experience, social policy concerns, judgment, potential conflicts of interest, including other commitments, practical and mature business judgment, and such factors as age, gender, race, orientation, experience, and any other relevant qualifications, attributes, or skills.

Code of Conduct

We will adopt a new Code of Conduct that applies to all of our directors, officers, and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Conduct will be available on our website (www.karman-sd.com) upon the completion of this offering. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Director Compensation

After the completion of this offering, each of our non-employee directors will be eligible to receive compensation for his or her service on our Board consisting of annual cash retainers and equity awards. We expect that, following this offering, our non-employee directors will be entitled to receive the following annual retainers for their service on our Board effective immediately following the consummation of this offering:

Position	Retainer ($)
Board Member
Audit Committee Chair
Compensation Committee Chair
Nominating and Corporate Governance Committee Chair
Audit Committee Member
Compensation Committee Member
Nominating and Corporate Governance Committee Member

We expect that the equity awards for our non-employee directors will consist of     .

Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our bylaws that will become effective upon the completion of this offering. Our Board may revise the compensation arrangements for our directors from time to time.

EXECUTIVE COMPENSATION

The following disclosure describes the material elements of the compensation of our named executive officers for the year ended December 31, 2023 and is presented based on the reduced disclosure rules applicable to us for so long as we are treated as an “emerging growth company” within the meaning of the Securities Act, which requires compensation disclosure for our principal executive officer and our two other most highly compensated executive officers (referred to throughout this prospectus as our “named executive officers”). For the year ended December 31, 2023, our named executive officers were:

•	Tony Koblinski, Chief Executive Officer;

•	Michael Willis, Chief Financial Officer; and

•	Jonathan Beaudoin, Chief Operating Officer.

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a publicly traded company and the compensation program following this offering could vary significantly from our historical practices.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Nonequity Incentive Plan Compensation(3) ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(4) ($)	Total ($)
Tony Koblinski Chief Executive Officer	2023	400,000	—	120,960		550,000		69,243	1,140,203
Michael Willis Chief Financial Officer	2023	320,000	50,000	24,192		225,000		3,509	622,701
Jonathan Beaudoin Chief Operating Officer(5)	2023	300,000	—	778,108		230,000		12,000	1,320,108

(1)	The amount reported for Mr. Willis in this column represents the last installment of his sign-on bonus of $50,000 that was paid to him in April 2023. For a discussion of Mr. Willis’ sign-on bonus, please see “ —Narrative to Summary Compensation Table—Executive Offer Letters” below.
(2)	The amounts reported in this column represent the aggregate grant date fair market values of the Units of Spaceco Management Equity LLC (the “Incentive Units”) granted in July 2023 to each of our named executive officers in connection with their service to us in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. These amounts reflect the grant date fair market value for accounting purposes and do not represent the actual economic value that may be realized by each of our named executive officers and there can be no assurance that these amounts will ever be realized. For additional information, please see “—Narrative to Summary Compensation Table—Long-Term Incentives” below. All of the unvested Incentive Units held by our named executive officers will accelerate and vest in full immediately prior to the consummation of this offering, subject to the named executive officer’s continued employment through the completion of this offering. For additional information, please see “—Incentive Units” below. In connection with the Corporate Conversion, as described above, vested Incentive Units will be exchanged for shares of our common stock. Assuming an initial public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, Messrs. Koblinski, Willis and Beaudoin will receive [ ], [ ] and [ ] shares of our common stock in respect of his vested Incentive Units, respectively. For additional information, please see “—Exchange of Incentive Units” below.
(3)	The amounts reported in this column represent the bonuses earned with respect to the year ended December 31, 2023 by each named executive officer pursuant to our annual bonus program for executives. Except for prepayments made to Messrs. Koblinski and Beaudoin in 2023 (as discussed in more detail below), these amounts were paid in February 2024. For additional information, please see “—Narrative to Summary Compensation Table—Annual Bonus Program” below.
(4)	The amounts reported in this column represent the employer matching contributions made to our 401(k) plans in 2023. The amount reported for Mr. Koblinski in this column also includes a home rental stipend of $5,400 per month (or $64,800 in the aggregate for 2023).
(5)	Mr. Beaudoin was promoted to the position of Chief Operating Officer effective as of July 22, 2024.

Narrative to Summary Compensation Table

Executive Offer Letters

Certain of the compensation paid to our named executive officers reflected in the Summary Compensation Table was provided pursuant to offer letters with us or one of our subsidiaries, which are summarized below. For a discussion of the severance pay and other benefits to be provided to our named executive officers in connection with a termination of employment and/or a change in control under arrangements with each of our named executive officers, please see “—Potential Payments Upon Termination or Change in Control” below.

Each of Messrs. Koblinski and Willis is party to an offer letter with us memorializing the terms of his respective employment with the Company. Pursuant to their offer letters, Mr. Koblinski is entitled to an annual base salary of $400,000 and Mr. Willis is entitled to an annual salary of $320,000 (which was increased to $350,000 effective as of January 1, 2024). Each of Messrs. Koblinski and Willis are eligible to earn performance-based bonuses based on their individual performance as well as our achievement of certain metrics set forth in the annual budget, subject to their continued employment through the date such bonuses are paid. Mr. Koblinski’s offer letter provides for a target performance-based bonus equal to 100% of his annual base salary and Mr. Willis’ offer letter provides for a target performance-based bonus equal to 50% of his annual base salary. For a discussion of our annual bonus program, please see “—Annual Bonus Program” below. Mr. Willis also received a sign-on bonus of $150,000 in connection with the commencement of his employment in November 2022, $100,000 of which was paid in 2022 and $50,000 of which was paid in April 2023.

Mr. Beaudoin is party to an offer letter with Systima Technologies, Inc. memorializing the terms of his initial employment in 2008. For 2023, Mr. Beaudoin received a base salary of $300,000 (which was increased to $325,000 effective as of January 1, 2024 and then, in connection with his promotion to Chief Operating Officer, to $361,005 effective as of July 22, 2024) and was eligible to earn a performance-based bonus equal to 50% of his annual base salary based on his individual performance as well as our achievement of certain metrics set forth in the annual budget, subject to his continued employment through the day such bonuses are paid.

Each of Messrs. Koblinski and Willis’ offer letters provides that during the term of employment, the executive will not engage or participate in any business that competes in any manner with the business of the Company or attempt to call on, solicit, or take away from the Company any of the Company’s employees or customers. Mr. Beaudoin is party to a Confidentiality Agreement with Systima Technologies, Inc., which includes an intellectual property assignment provision and provides that the executive may not use, publish or disclose intellectual property during the term of employment or for a period of 12 months thereafter, or copy, disclose, disseminate, transfer or otherwise convey confidential information during the term of employment or for a period of 24 months thereafter.

The named executive officers are also entitled to participate in our employee benefit plans and fringe benefit and welfare benefit programs that are generally available to other employees.

We are undertaking a review of our compensation arrangements with our named executive officers, and it is anticipated that in connection with this offering, each of our named executive officers may enter into a new employment agreement with us and/or our affiliates. These new employment agreements, if entered into, will replace and supersede each of our named executive officer’s current offer letters with us and/or our affiliates described above.

Annual Bonus Program

Our named executive officers are eligible to earn annual bonuses based on their individual performance as well as our achievement of certain metrics set forth in the annual budget approved by our Board. Each year the Company establishes a bonus pool for our leadership team which, for 2023, was funded based on our achieving earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of $72,000,526. If the EBITDA target is achieved, a bonus pool is funded with an amount equal to the aggregate target bonuses for the leadership team eligible to earn annual bonuses under the annual bonus program plus an additional 20% of actual EBITDA achieved over the target EBITDA. Failure to meet the operating objective would have reduced the funding of the executive bonus pool. If our EBITDA does not reach at least a threshold level, then the bonus pool will not be funded, and the named executive officers would not be entitled to any payout, regardless of his or her individual performance. Bonus payments earned under our annual bonus program for 2023 were paid in February 2024 based on our Board’s assessment of performance. For 2023, Messrs. Koblinski, Willis and Beaudoin were eligible to earn a performance-based bonus equal to 100%, 50% and 50% of base salary, respectively, subject to their continued employment through the day such bonuses are paid. The bonuses paid to Messrs. Koblinski and Beaudoin in February 2024 were reduced by $100,000 and $85,000, respectively, representing amounts that had been prepaid.

Long-Term Incentives

We have granted each of our named executive officers Incentive Units intended to constitute “profits interests” for federal income tax purposes pursuant to the Amended and Restated Limited Liability Company Agreement of Spaceco Management Equity LLC, dated as of July 29, 2022, as may be amended, restated, and/other otherwise modified and in effect from time to time (the “Spaceco Management Operating Agreement”) and the individual award agreements between Spaceco Management Equity LLC and each of the named executive officers evidencing such grants. The Incentive Units track the value of a corresponding number of Class P Units of the Company simultaneously granted from the Company to Spaceco Management Equity LLC and held by Spaceco Management Equity LLC pursuant to the Third Amendment and Restated Limited Liability Company Agreement of Karman LLC, dated June 25, 2021, (the “LLC Agreement”) and the individual award agreements between the Company and Spaceco Management Equity LLC. As a result of his grant of Incentive Units, each named executive officer became members of Spaceco Management Equity LLC and the Company and are bound by all of the terms and conditions set forth in the Spaceco Management Operating Agreement. Pursuant to his grant award agreement, as a condition to and in consideration of the grant of Incentive Units, each named executive officer agreed to be bound by restrictive covenants set forth in the Spaceco Management Operating Agreement pursuant to which the named executive officer may not engage in competitive activities, solicit employees or current or prospective customers or disparage Spaceco Management Equity LLC or its members, managers or affiliates for so long as such named executive officer retains his membership interest in Spaceco Management Equity LLC.

The Incentive Units granted to our named executive officers generally vest in substantially equal annual installments over five years starting on a date specified by our Board in the individual award agreement; provided, that in the event of a “change in control” (as such term is defined in the applicable award agreement), all then-unvested Incentive Units will accelerate and vest in full immediately prior to the consummation of such change in control, subject to the named executive officer’s continued employment through such change in control. Any portion of the Incentive Units that have not previously vested are forfeited without consideration upon (i) the named executive officer’s termination of employment or other service relationship for any reason, (ii) the named executive officer’s death, (iii) the named executive officer’s “disability” (as such term is defined in the Spaceco Management Operating Agreement), (iv) the named executive officer’s “bankruptcy” (as such term is defined in the LLC Agreement), or (v) the named executive officer’s breach of the Spaceco Management Operating Agreement or any other agreement between the named executive officer and a group company; provided, that all Incentive Units, whether vested or unvested, are forfeited without consideration in the event that the named executive officer’s employment is terminated by us for “cause” (as such term is defined in the Spaceco Management Operating Agreement). See “—Potential Payments Upon Termination or Change in Control” below for information on the treatment of the Incentive Units in connection with the offering.

Retirement Plans

We sponsor retirement plans intended to qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code, for the benefit of its employees, including our named executive officers. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. All employee contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn, and, participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. During 2023, fully vested “safe harbor” employer matching contributions on behalf of all eligible participating employees equal to 100% of salary deferrals up to 4% of compensation.

Clawback Policy

In connection with this offering, the Company intends to adopt a clawback policy designed to recoup any erroneously awarded compensation resulting from certain accounting restatements. If the Company is required to prepare an accounting restatement because of either (i) the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then all incentive compensation paid or credited to each current or former executive officer for the restated period (up to three years) will be recalculated based on the restated results. To the extent the recalculated incentive compensation is less than the incentive compensation actually paid or credited to such executive officer for that period, the excess amount must be forfeited or returned to the Company.

In the event of an executive officer’s failure to repay any erroneously awarded compensation due under the clawback policy, the Company would enforce the clawback policy and pursue other remedies to the fullest extent permitted by law, unless certain conditions are met and the compensation committee determines that recovery would be impracticable.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by each of our named executive officers as of December 31, 2023.

Name	Grant Date	Stock Awards(1)
		Number of Shares or Units of Stock That Have Not Vested(2)(3) (#)	Market Value of Shares or Units of Stock That Have Not Vested(4) ($)
Tony Koblinski	July 29, 2022	1,737,438
	July 29, 2023	115,200
Michael Willis	July 29, 2023	521,232
Jonathan Beaudoin	July 29, 2022	34,560
	July 29, 2023	1,482,110

(1)	All of the unvested Incentive Units held by our named executive officers will accelerate and vest in full immediately prior to the consummation of this offering, subject to the named executive officer’s continued employment through the completion of this offering.
(2)	With respect to: (i) Mr. Koblinski, represents Incentive Units that vest in equal installments on each anniversary of January 1, 2020 through January 1, 2025, subject to continued employment through the applicable vesting date, (ii) Mr. Willis, represents Incentive Units that vest in equal installments on each anniversary of November 28, 2022 through November 28, 2027, subject to continued employment through the applicable vesting date, and (iii) Mr. Beaudoin, represents Incentive Units that vest in equal installments on each anniversary of September 14, 2021 through September 14, 2026.

(3)	In connection with the Corporate Conversion, as described above, vested Incentive Units will be exchanged for shares of our common stock. Assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, Messrs. Koblinski, Willis and Beaudoin will receive , and shares of our common stock in respect of his vested Incentive Units, respectively (although the actual number of shares received will be based on the actual initial offering price of shares of common stock in this offering). For additional information, please see “—Exchange of Incentive Units” below.
(4)	Assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the market value of the shares of our common stock to be received by Messrs. Koblinski, Willis and Beaudoin, as described in the preceding footnote, would have been $ , $ , and $ , respectively (although the actual value of shares received in connection with this offering will be based on the actual initial offering price of shares of common stock in this offering.

Potential Payments Upon Termination or Change in Control

Severance Benefits

As of December 31, 2023, pursuant to his offer letter, if Mr. Koblinski’s employment is terminated by us without “cause” (as such term is defined in his offer letter), or if Mr. Koblinski leaves his employment with us as a result of our material breach of his offer letter (provided that Mr. Koblinski has provided 30 days’ written notice of such breach and we have had the opportunity, but failed, to cure such breach), we will provide Mr. Koblinski with severance pay equivalent to six months of his base salary and benefits, either, at our election, (i) in a single lump sum within ten business days after his release of claims becomes effective or (ii) over a six-month period on our regular payroll dates. Payment of severance is conditioned on Mr. Koblinski’s execution, delivery and non-revocation of a release of claims against us in a form reasonably satisfactory to us.

Other than as set forth above, we did not offer or have in place with our other named executive officers any formal retirement or similar compensation arrangements providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control as of December 31, 2023. The Company maintains an informal practice of paying severance to executives based on their tenure at the time of termination.

Incentive Units

In the event of a “change in control” of the Company, which includes this offering, all then-unvested Incentive Units held by our named executive officers will accelerate and vest in full, subject to the named executive officer’s continuous provision of services through the date of such change in control.

Phantom Units

Mr. Koblinski is party to a transaction bonus agreement with Karman Holdings, LLC, dated as of September 23, 2024, pursuant to which Mr. Koblinski is eligible to receive a cash bonus upon the occurrence of an event that would result in a distribution (other than a tax distribution) to a holder of vested Class P Units in respect of such units under the LLC Agreement. The cash bonus payable to Mr. Koblinski would be equal to the amount that would have been distributed to Mr. Koblinski as if he held 370,530 Class P Units with a hurdle amount of $470,186,054.81, subject to Mr. Koblinski’s continuous provision of services on a full-time basis in good standing through such distribution event and execution, delivery and non-revocation of a release of claims against us in a form reasonably satisfactory to us.

Compensation of Directors

For the year ended December 31, 2023, members of our Board received no cash compensation for services rendered as such members.

Upon completion of this offering, our Board will establish a compensation program for our non-employee directors.

Exchange of Incentive Units

In connection with the Corporate Conversion, as described above, vested Incentive Units will be exchanged for shares of our common stock.

The number of shares of our common stock received upon the exchange described above will be determined based on the value that the holder of such Incentive Units would have received under the distribution provisions of the limited liability company agreement of the Company valued by reference to the initial offering price of shares of common stock in this offering. Assuming that the shares of common stock are offered at $    per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), our named executive officers will receive the following shares of our common stock in respect of his Incentive Units (although the actual number of shares received will be based on the actual initial offering price of shares of common stock in this offering):

Name	Number of Shares of Common Stock (#)	Market Value of Shares of Common Stock Received(1) ($)
Tony Koblinski
Michael Willis
Jonathan Beaudoin

(1)	The values in this column are based on the assumed initial public offering price of $ per unit, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and include the value of vested shares of our common stock received upon the exchange of Incentive Units for shares of our common stock (although the actual value of shares received in connection with this offering will be based on the actual initial offering price of shares of common stock in this offering).

2024 Stock Incentive Plan

We intend to adopt the 2024 Stock Incentive Plan, or the 2024 Plan, which will be submitted to our stockholders for approval prior to the completion of this offering. We expect that the 2024 Plan will become effective immediately upon adoption although no awards will be made before the effective date of the registration statement of which this prospectus is a part. Although not yet adopted, we expect that the 2024 Plan will have the features described below.

The total number of shares of our common stock available for issuance pursuant to awards under the 2024 Plan will equal     . The total number of shares of our common stock available for issuance under the 2024 Plan will be increased on the first day of each of our fiscal years following the date on which the 2024 Plan is adopted in an amount equal to the lesser of (i)   percent (  %) of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, and (ii) such number of shares of common stock as determined by our Board (or a committee thereof) in its discretion. The total number of shares of our common stock that may be issued in respect of incentive share options is     shares. The number of shares of common stock available for issuance under the 2024 Plan will be subject to adjustment as provided therein. Any of our employees, directors or consultants or any of our subsidiaries or affiliates will be eligible to receive an award under the 2024 Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules, and regulations or accounting or tax rules and regulations.

The 2024 Plan will provide for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based awards, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the 2024 Plan. Each award will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2021 and any currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, arrangements of which are described under the sections titled “Executive Compensation” and “Management—Director Compensation.”

Corporate Conversion

We currently operate as a Delaware limited liability company under the name TCFIII Spaceco Holdings LLC. In connection with this offering, we will convert to a Delaware corporation and change our name to Karman Holdings Inc. In the conversion, all of our outstanding equity interests will be converted into shares of common stock. The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors and new investors in this offering will own our common stock rather than equity interests in a limited liability company.

Indemnification of Officers and Directors

Following completion of this offering, our certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock” below for more details.

Employee Receivables

The Company has an employee receivable which is secured by the Company’s units, with an employee who is also a manager of the Company. The receivable is accounted for as a component of members’ equity totaling $1,318,907 and $1,179,430 as of December 31, 2023 and December 31, 2022 , respectively.

Karman LLC Agreement

The Third Amendment and Restated Limited Liability Company Agreement of Karman LLC, dated June 25, 2021, (the “LLC Agreement”) specifies the rights and obligations of the members of Karman LLC and the rights of the various classes of limited liability company interests therein. Limited liability company interests of Karman LLC are currently held in the form of common units. Pursuant to the LLC Agreement, the business and affairs of Karman LLC is managed by a board of managers comprised of nine (9) natural persons (each a “Manager” and collectively, the “Karman LLC Board”). Pursuant to the LLC Agreement and as of the date hereof, (i) Trive Capital Fund III LP, TCFIII Spaceco SPV LP and Trive Capital Fund III-A LP, collectively, have the right to appoint six (6) Managers to the Karman LLC Board, (ii) Michael E. Reilly, John E. Hammon and Laura A. Kinto, collectively, have the right to appoint two (2) Managers to the Karman LLC Board, and (iii) Uninet Partners, Inc. has the right to appoint the remaining one (1) Manager to the Karman LLC Board.

Pursuant to the LLC Agreement, upon the occurrence of this offering, the members of Karman LLC, including each of our listed executive officers, will receive shares of our common stock in accordance with the waterfall provisions of the LLC Agreement, which will result in our listed executive officers owning the number of shares set forth in “Principal Stockholders.” Immediately following this distribution, Karman LLC will liquidate in accordance with applicable law.

We do not expect that any of our listed executive officers will receive net proceeds from this offering. See “Principal Stockholders.” Based on an assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after giving effect to the distribution described above, our Chief Executive Officer and our other listed executive officers will own approximately      shares of our common stock.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with Trive Capital and certain of its affiliated funds and prior to the consummation of this offering, our amended and restated certificate of incorporation will become effective. At each annual meeting of our stockholders (and in connection with any election by written consent or special meeting for the election of directors) for which Trive Capital has nominated individual(s) for election to our board of directors, (i) we will include each such nominee as a nominee for election as a director, (ii) we will use all reasonable best efforts to cause the election as a director of each such nominee including, to the fullest extent permitted by applicable law, soliciting proxies in favor of the election of such nominee and (iii) we will take all action within our power to cause each such nominee to be included as a nominee recommended by our board of directors to our stockholders for election as a director, unless our board of directors determines that making such recommendation would be inconsistent with the directors’ fiduciary duties under applicable law. The stockholders agreement and our amended and restated certificate of incorporation will grant Trive Capital Fund III LP (the “Trive Stockholder”) the right to nominate for election to our board of directors no fewer than that number of directors that would constitute: (i) a majority of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 50% of the then-outstanding capital stock of the Company; (ii) 40% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 40% but less than 50% of the then-outstanding capital stock of the Company; (iii) 30% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 30% but less than 40% of the then-outstanding capital stock of the Company; (iv) 20% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 20% but less than 30% of the then-outstanding capital stock of the Company; and (v) 10% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 5% but less than 20% of the then-outstanding capital stock of the Company. For purposes of calculating the number of directors that the Trive Stockholder will be entitled to nominate pursuant to the formula outlined above, any fractional amounts shall automatically be rounded up to the nearest whole number. Unless otherwise agreed by the Trive Stockholder, for so long as the Trive Stockholder retains the right to nominate a person to our board of directors, each committee of the board of directors will include at least one of the director candidates designated by the Trive Stockholder, except to the extent such membership would violate applicable securities laws or stock exchange or stock market rules or where the sole purpose of such committee is to address actual or potential conflicts of interest between us and Trive Capital. In the event that (i) a vacancy is created at any time by the death, resignation, removal (with or without cause) or by any other cause of a Trive Stockholder nominee and (ii) the number of directors nominated by the Trive Stockholder is less than the number that the Trive Capital is entitled to nominate under our amended and restated certificate of incorporation or the stockholders agreement, then such vacancy may be filled only by the Trive Stockholder unless otherwise agreed by the Trive Stockholder.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with Trive Capital and certain of its affiliated funds, pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, “demand rights” that will require us to register under the Securities Act shares of common stock. Under the registration rights agreement, all holders of registrable securities party thereto will be provided with customary “piggyback” registration rights following this offering, with certain exceptions. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.

Related Persons Transaction Policy

We will adopt formal written procedures for the review, approval or ratification of transactions with related persons, or the Related Persons Transaction Policy. The Related Persons Transaction Policy will provide that the audit committee of our Board is charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. This policy will take effect upon the effectiveness of our certificate of incorporation in connection with this offering, and as a result, certain of the transactions entered into prior to that date, including the transactions described under “Certain Relationships and Related Party Transactions” were not reviewed under the policy.

We also maintain certain compensation agreements and other arrangements with certain of our listed executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.

PRINCIPAL STOCKHOLDERS

•	The following table sets forth information regarding beneficial ownership of our capital stock as of , 2024 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

Applicable percentage ownership before the offering is based on an aggregate of     shares of common stock deemed to be outstanding as of December 31, 2023, after giving effect to the Corporate Conversion, and assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Applicable percentage ownership after the offering is based on   shares of common stock assumed to be outstanding immediately after the completion of this offering (assuming the sale of shares of common stock in this offering and no exercise of the underwriters’ option to purchase additional shares).

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before    , 2024, which is 60 days after    , 2024. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Karman Holdings Inc., 5351 Argosy Ave, Huntington Beach, CA 92649.

	Common Stock Beneficially Owned Before Offering		Common Stock Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Common Stock Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholders:
Trive Capital Fund III LP(1)
Trive Capital Fund III-A LP(2)
Norman Carl Christensen

	Common Stock Beneficially Owned Before Offering		Common Stock Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Common Stock Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
Named Executive Officers and Directors:
Tony Koblinski
Michael Willis
Jonathan Beaudoin
All executive officers and directors as a group (5 individuals)

*	Less than one percent.
(1)	The address of Trive Capital Fund III LP is 2021 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Shares reported herein are directly held by Trive Capital Fund III LP (which we refer to as “Trive Fund III”). Trive Capital Fund III GP LLC (which we refer to as “Fund III GP”) is the general partner of Trive Fund III and has voting control over Trive Fund III. Trive Capital Holdings LLC (which we refer to as “Trive Holdings”) is the sole managing member of Fund III GP and has voting control over Fund III GP. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Fund III GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by Trive Fund III.
(2)	The address of Trive Capital Fund III-A LP is 2021 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Shares reported herein are directly held by TCFIII Spaceco SPV LP, of which Trive Capital Fund III-A LP (which we refer to as “Trive Fund III-A”) is a limited partner of. Fund III GP is the general partner of Trive Fund III-A and has voting control over Trive Fund III-A. Trive Holdings is the sole managing member of Fund III GP and has voting control over Fund III GP. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Fund III GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by TCFIII Spaceco SPV LP.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock and certain provisions of our amended and restated certificate of incorporation and bylaws, each of which will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect the completion of the Corporate Conversion that will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

General

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (“DGCL”). Upon the completion of this offering, our authorized capital stock will consist of    shares of common stock, par value $0.0001 per share, and shares of preferred stock, par value $    per share. Upon the completion of this offering, we expect to have    shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares. No shares of preferred stock will be issued or outstanding immediately after this offering. Unless our Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Forum Selection

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rule and regulations thereunder and accordingly, we cannot be certain that a court would enforce these exclusive forum provisions. Any person or entity purchasing or otherwise acquiring any interest in our securities will be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our Board may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.”

Annual Stockholder Meetings

Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of     , which would apply if and so long as our common stock remains listed on     , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. As noted above, we anticipate that after the filing of our amended and restated certificate of incorporation, our Board will have the authority, without further action by the stockholders, to issue up to      shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Vacancies

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, subject to the right of the Trive Stockholder to nominate director(s) to the Board pursuant to the stockholders agreement (each a “Trive Director”) and the rights of the holders of any series of preferred stock then-outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in our Board resulting from death, resignation, removal or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled in any other manner; provided that, if the number of Trive Directors serving on our Board at the time of any such newly created directorships or vacancies is less than the number of Trive Directors that the Trive Stockholder is entitled to nominate, then unless otherwise agreed by the Trive Stockholder, only the Trive Stockholder, and not our Board or any other stockholder or person, shall be entitled to fill such number of unfilled directorships and vacancies as is necessary for Trive Directors to occupy the number of directorships the Trive Stockholder is then entitled to nominate and each such director shall be deemed a “Trive Director.” A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. A director elected or appointed to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected or appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Classified Board; Removal

Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Under the DGCL, directors may only be removed from our Board for cause by the affirmative vote of a majority of the shares entitled to vote. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, that at any time when Trive Capital and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. See “Management—Composition of our Board.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that Trive Capital and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the Board or the chairperson of the Board; provided, however, that Trive Capital and their affiliates, will be permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These notice requirements will not apply to Trive Capital for as long as Trive Capital and their affiliates beneficially hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Our amended and restated bylaws will allow the chairperson of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once Trive Capital and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Trive Capital and their affiliates beneficially own, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Trive Capital and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that once Trive Capital and their affiliates beneficially own less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified Board (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Trive Capital or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event that Trive Capital or their affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself or its, hers or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have an expectancy in the opportunity, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Registration Rights

We intend to enter into a registration rights agreement with Trive Capital in connection with this offering pursuant to which Trive Capital will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be      and the transfer agent’s address is     .

Listing

We have applied to have our common stock approved for listing on the      under the trading symbol “   .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sales of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors— Risks Related to This Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.”

Upon completion of the Corporate Conversion and this offering, we will have a total of     shares of our common stock outstanding. The shares of common stock sold in this offering (or shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers, and other affiliates, may be sold only in compliance with the limitations described below.

Lock-up Agreements

In connection with this offering, we, our executive officers, directors, and    , will agree, subject to certain exceptions, not to sell, dispose of, or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of Citigroup for a period of 180 days after the date of this prospectus. See “Underwriting” for a description of the lock-up agreements applicable to our shares.

Rule 144

In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

Any of our employees, directors, officers, consultants, or advisors who received shares from us in connection with a written compensatory plan or other written agreement before the effective date of this offering in reliance on Rule 701 under the Securities Act may be entitled to sell such shares in reliance on Rule 144 90 days after the effective date of this offering, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation, or notice filing requirements of Rule 144. However, any shares issued under Rule 701 to our executive officers and directors are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2024 Plan as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up agreements and arrangements described above, except that shares held by affiliates will still be subject to the public information, volume limitation, manner of sale and notice requirements of Rule 144 unless otherwise resalable under Rule 701 under the Securities Act. We expect that the initial registration statement on Form S-8 will cover shares of common stock.

Registration Rights

For a description of rights that certain of our stockholders will have to require us to register the shares of our common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately    % of our outstanding common stock (or     %, if the underwriters exercise their option to purchase additional shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code (the “Treasury Regulations”), judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including, without limitation, the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to any alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” (as defined below) nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we have no present intention to pay dividends on our common stock. However, if we do make distributions of cash or other property on our common stock (other than certain distributions of our stock), those distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of such distributions exceeds our current and accumulated earnings and profits, such excess will generally constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under the subsection titled “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the applicable withholding agent with documentation required to claim benefits under such tax treaty (generally, a valid IRS Form W-8BEN or W-8BEN-E or a successor form)). These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding U.S. federal withholding tax on distributions, including their eligibility for benefits under any applicable income tax treaties and the availability of a refund on any excess U.S. federal tax withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S.

Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will generally be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

However, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The foregoing discussion is subject to the discussion in the subsections below titled “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act”.

Sale or Other Taxable Disposition

Subject to the discussion in the subsections below titled “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes, at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may generally be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded on an established securities market,” as such terms are defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of (i) the five-year period ending on the date of the sale or other taxable disposition or (ii) the Non-U.S. Holder’s holding period for our common stock. If we were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or other applicable IRS form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and, depending on the circumstances, backup withholding generally will apply (at a current rate of 24%) to the proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the rules and regulations promulgated thereunder (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and, subject to the discussion of the proposed U.S. Treasury Regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (i) the foreign financial institution undertakes certain diligence, reporting and withholding obligations; (ii) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “United States-owned foreign entities” (each as defined in the Code), (ii) annually report certain information about such accounts, and (iii) withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock pursuant to the rules described above. Withholding with respect to gross proceeds from the disposition of property such as our common stock was previously scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury Regulations, which can be relied on until final regulations become effective. There can be no assurance that final Treasury Regulations would provide an exemption from withholding taxes under FATCA for gross proceeds.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, each underwriter named below has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock set forth opposite the underwriter’s name in the following table:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Evercore Group L.L.C.
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $  per share. After the initial public offering of the shares of our common stock, if all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of our common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional shares of our common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.

We, our directors, executive officers and all of our stockholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations among us and the representative. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We intend to apply to have our common stock listed on the    under the symbol “    .”

The following table shows the per share and total public offering price, underwriting discounts and commissions that we are to pay to the underwriters and proceeds to us, before expenses, in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by us
	No Exercise	Full Exercise
Public offering price	$	$
Underwriting discounts and commissions
Proceeds, before expenses
Total	$	$

We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions, will be approximately $    . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $    .

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering.

•	“Covered” short sales are sales of shares of our common stock in an amount up to the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of our common stock in an amount in excess of the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market.

•	To close a naked short position, the underwriters must purchase shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•	To close a covered short position, the underwriters must purchase shares of our common stock in the open market or exercise the over-allotment option. In determining the source of shares of our common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option.

•	Stabilizing transactions involve bids of our common stock on the to purchase shares, as long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the    , in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and, if they do commence any, they may discontinue them at any time.

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters or their respective affiliates. The representative may agree with us to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the history of, and the prospects for, our company and the industry in which we compete, an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with Regulation (EU) 2017/1129 (the “Prospectus Regulation”), , except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (UK), no shares of common stock have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares of common stock may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the FSMA Order 2005 (as amended, Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as relevant persons). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

d)	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

e)	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

f)	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

g)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

h)	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of our common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in

Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher, LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of TCFII Spaceco Holdings LLC as of December 31, 2023 and 2022 and for the years then ended included in this prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to a restatement), which is included herein. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-    ) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov/edgar.

We currently do not file periodic reports with the SEC. On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the website of the SEC referred to above.

We also maintain a website at www.karman-sd.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference. Upon completion of this offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of

TCFIII Spaceco Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TCFIII Spaceco Holdings LLC (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 3, the Company’s consolidated financial statements for the years ended December 31, 2023 and 2022 have been restated.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

Irvine, California

October 21, 2024, except for the effects of the restatement described in Notes 3, 12 and 13, as to which the date is December 23, 2024

We have served as the Company’s auditor since 2023.

TCF III Spaceco Holdings LLC

Consolidated Balance Sheets

	December 31,
Assets	2023	2022
Current assets
Cash and cash equivalents	$5,454,710	$6,625,814
Accounts receivable, net	50,597,096	47,594,184
Contract assets	89,184,472	61,319,494
Prepaid and other current assets	12,458,019	4,193,198

Total current assets	157,694,297	119,732,690
Property, plant and equipment	69,531,327	60,879,208
Less accumulated depreciation	(17,702,707)	(9,894,641)

Net property, plant and equipment	51,828,620	50,984,567

Other assets
Goodwill	217,273,414	217,273,414
Intangible assets, net	207,556,872	221,962,776
Investments in marketable securities	—	563,460
Operating lease right-of-use assets	6,359,849	4,547,802
Finance lease right-of-use assets	69,044,871	66,320,064
Other assets	1,074,131	1,208,383

Total other assets	501,309,137	511,875,899

Total assets	$710,832,054	$682,593,156

Liabilities and members’ equity
Current liabilities
Accounts payable	$21,041,638	$12,919,879
Accrued payroll and related expenses	6,430,177	5,777,457
Contract liabilities	36,074,449	16,068,855
Short term operating lease liabilities	1,154,891	1,392,736
Short term finance lease liabilities	2,487,908	4,598,482
Current portion of long term notes payable, net of debt issuance costs	6,264,585	6,264,585
Income taxes payable	7,572,095	2,413,897
Other current liabilities	6,044,210	8,868,109

Total current liabilities	87,069,953	58,304,000

Long-term liabilities
Revolving line of credit	20,000,000	16,500,000
Long-term notes payable, net of current portion and net of debt issuance costs	298,023,538	303,737,321
Noncurrent operating lease liabilities, net of current portion	6,001,653	524,231
Noncurrent finance lease liabilities, net of current portion	75,399,651	70,561,636
Other liabilities	4,997,462	7,781,190
Deferred tax liabilities	36,880,464	47,587,925

Total long-term liabilities	441,302,768	446,692,303

Total liabilities	528,372,721	504,996,303

Members’ equity	182,459,333	177,596,853
Total liabilities and members’ equity	$710,832,054	$682,593,156

The accompanying notes are an integral part of the consolidated financial statements

TCF III Spaceco Holdings LLC

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended December 31,
	2023 (Restated)	2022 (Restated)
Revenues	$280,705,570	$226,310,299
Cost of goods sold	175,156,456	145,364,015

Gross profit	105,549,114	80,946,284

General and administrative expenses	36,623,263	30,036,084
Depreciation and amortization expense	20,432,034	30,475,370

Operating expenses	57,055,297	60,511,454

Net operating income	48,493,817	20,434,830

Interest expense, net	(47,867,005)	(37,500,758)
Other income/(expense)	563,772	(205,604)

Income (loss) before provision for income taxes	1,190,584	(17,271,532)

Provision for income taxes	3,168,821	3,172,913

Net income (loss)	4,359,405	(14,098,619)

Other comprehensive income	423	12,751

Comprehensive income (loss)	$4,359,828	$(14,085,868)

Net income (loss) per common unit outstanding, basic and diluted	$0.03	$(0.09)

Weighted-average common units of outstanding, basic and diluted	166,775,913	159,110,094

The accompanying notes are an integral part of the consolidated financial statements

TCF III Spaceco Holdings LLC

Consolidated Statements of Members’ Equity

For the Years Ended December 31, 2023 and December 31, 2022

	Members’ Equity	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Members’ Equity
Balance, December 31, 2021	$169,650,354	$(11,298,531)	$63,142	$158,414,965
Contributions	31,664,756	—	—	31,664,756
Net loss	—	(14,098,619)	—	(14,098,619)
Other comprehensive income	—	—	12,751	12,751
Share-Based Compensation	1,603,000			1,603,000

Balance, December 31, 2022 (Restated)	202,918,110	(25,397,150)	75,893	177,596,853

Distributions	(788,592)	—	—	(788,592)
Net income	—	4,359,405	—	4,359,405
Other comprehensive income	—	—	423	423
Share-Based Compensation	1,291,244			1,291,244

Balance, December 31, 2023 (Restated)	$203,420,762	$(21,037,745)	$76,316	$182,459,333

The accompanying notes are an integral part of the consolidated financial statements

TCF III Spaceco Holdings LLC

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2023 (Restated)	2022 (Restated)
Cash flows from operating activities
Net income (loss)	$4,359,405	$(14,098,619)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	27,179,214	34,981,834
Amortization of debt issuance costs	1,985,413	1,985,415
Interest Expense (including PIK interest)	784,609	789,201
Deferred tax benefit	(10,707,460)	(9,806,208)
Share-Based Compensation Expenses	1,291,244	1,603,000
Changes in operating assets and liabilities
Change in accounts receivable	(3,002,912)	(21,709,094)
Change in contract assets	(27,864,978)	(13,121,436)
Change in contract liabilities	20,005,594	8,648,060
Net change in ROU assets and lease liabilities	198,519	119,993
Change in prepaids and other assets	(8,130,568)	(6,606,210)
Change in accounts payable, accruals and deferred taxes	14,228,481	11,321,314

Net cash provided by (used in) operating activities	20,326,561	(5,892,750)

Cash flows from investing activities
Purchases of property and equipment	(16,775,297)	(21,268,504)
Proceeds from sale of marketable securities	563,460	10,423

Net cash provided by (used in) used in investing activities	(16,211,837)	(21,258,081)

Cash flows from financing activities
Proceeds from sale-leaseback transactions	8,034,775	—
Finance lease payments	(1,532,011)	(1,095,868)
Payments of notes payable	(8,250,000)	(14,338,318)
Proceeds from revolving line of credit	33,500,000	17,500,000
Payments of revolving line of credit	(30,000,000)	(17,000,000)
Cash paid for contingent consideration	(6,250,000)	—
Cash contributed from members	—	31,774,108
Cash distributed to members	(788,592)	(109,352)

Net cash provided by (used in) financing activities	(5,285,828)	16,730,570

Net decrease in cash and cash equivalents	(1,171,104)	(10,420,261)

Cash and cash equivalents, beginning	6,625,814	17,046,075

Cash and cash equivalents, ending	$5,454,710	$6,625,814

Cash paid for interest	$45,896,371	$35,624,741
Cash paid for taxes	$3,100,000	$4,940,000
Supplemental disclosure of noncash investing and financing activities
Noncash acquisition of right-of-use assets under finance leases	$7,711,895	$2,061,241
Noncash acquisition of right-of-use assets under operating leases	$2,801,902	$295,044
Other noncash financing movements	$784,609	$789,201

The accompanying notes are an integral part of the consolidated financial statements

TCFIII Spaceco Holdings, LLC

1. Formation and Nature of Business Operations

TCFIII Spaceco Holdings, LLC (the “Company”) conducts business through its wholly owned subsidiary, Karman Space and Defense (“Karman”). The Company is primarily owned by certain investment funds, with minority ownership held by certain former owners and employees of its subsidiaries. Karman was incorporated in Delaware in August 2020 for the purpose of acquiring and operating companies providing contract manufacturing services to the aerospace and defense industries. Karman is headquartered in Dallas, Texas. It currently operates four subsidiaries in Brea, El Monte, Huntington Beach, California, and Mukilteo, Washington. The Company previously operated a fifth subsidiary in Santa Ana, which was merged into AEC in 2022.

The Company’s four subsidiaries are:

1.	Aerospace Engineering, LLC (AEC), a limited liability company, purchased August 28, 2020

2.	AMRO Fabricating Corporation (AMRO), a C-corporation, purchased October 28, 2020

3.	American Automated Engineering, Inc. (AAE), a C-corporation, purchased December 21, 2020

4.	Systima Technologies, Inc. (Systima), a C-corporation, purchased September 14, 2021

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

The consolidated financial statements include the operations of AEC, AMRO, AAE, Systima and Corporate. Intercompany accounts and transactions have been eliminated in consolidation.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one reportable segment, the space and defense industry.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to estimates are made prospectively based upon such periodic evaluations. It is reasonably possible that changes may occur in the near term that would affect managements’ estimates with respect to revenue recognition, estimates of cost to complete contracts, allowance for doubtful accounts, share-based payments, accrued expenses, inventory, deferred taxes, property and equipment and valuation of net assets acquired in business combinations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

TCFIII Spaceco Holdings, LLC

The Company maintains cash deposits with major banking institutions, in which the deposits are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times the Company had deposits in excess of the FDIC maximum. The Company has not experienced any losses in such accounts.

The estimated fair value of cash and cash equivalents approximate the carrying value due to their short maturities.

Business Combinations

The Company accounts for acquisitions by applying the acquisition method of accounting when the transaction or event is considered a business combination which requires that the assets acquired and liabilities assumed constitute a business. A defined business is generally an acquired group of assets with inputs and processes that make it capable of generating a return or economic benefit for the acquirer. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their fair values as of the closing date of the acquisition, with the excess cost recorded to goodwill. A preliminary fair value is determined once a business is acquired, with the final determination of the fair value being completed no later than one year from the date of acquisition.

Asset Acquisitions

Asset acquisitions are accounted for using the cost accumulation method. Determining whether the acquired set represents an asset acquisition, or a business combination requires quantitative and qualitative assessments subject to judgment. In an asset acquisition, acquisition costs are capitalized as part of the acquired set. The accounting for asset acquisitions requires estimates and judgment to allocate the incurred costs among the assets acquired using their relative fair value. As such, the values assigned to tangible and intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques.

Revenue and Costs Recognition

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, the Company recognizes revenue for each separately identifiable performance obligation in a contract representing a promise to transfer a distinct good to a customer. In most cases, goods provided under the Company’s contracts are accounted for as a single performance obligation due to the complex and integrated nature of its products. These contracts generally require significant integration of a group of goods to deliver a combined output. Warranties are provided on certain contracts, but do not typically provide for services beyond standard assurances and are therefore not considered to be a separate performance obligation. Assets recognized from costs to obtain or fulfill a contract are not material. Payment terms are typically forty-five days, but may vary.

The Company generates revenue under a range of contract types including fixed-price, time and material and cost-plus fixed fee contracts. All revenue is recognized as control is transferred to the customer over time based on an input measure of progress based on costs incurred compared to estimated total costs at completion. In general, the Company’s contracts contain termination clauses that entitle the Company to payment for work performed to-date for goods that do not have an alternative use. Amounts recoverable in the event of terminations include reasonable profit margins. Control is effectively transferred as the Company performs its contractual obligations. The Company generally recognizes revenues over time using the input method, measured by the percentage of total costs incurred to-date to estimated total anticipated costs for each contract. This method is used because the Company considers total costs to be the best available measure of satisfaction of its performance obligations. Use of the input method requires the Company to make reasonable estimates regarding

TCFIII Spaceco Holdings, LLC

the revenue and costs associated with the design, manufacture, and delivery of its products. The Company estimates profit on these contracts as the difference between total estimated revenues and total estimated costs at completion (EAC) and recognizes profit as costs are incurred. Significant judgment is used to estimate total costs at completion. EAC’s are estimated using historical actual margins as a percentage of revenue, applied to open jobs. Unforeseen events and circumstances can alter the estimate of the costs and potential benefits associated with a particular contract.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as payroll taxes, employee benefits, equipment rental, indirect labor, rent, workers’ compensation insurance, utilities, and shop supplies. General operating, selling, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

As of December 31, 2023, the Company had $243.1 million of remaining performance obligations. The Company expects to recognize approximately 59.2% of the remaining performance obligations as revenue in 2024, 13.8% in 2025, 12.0% in 2026, and 15.0% thereafter.

The nature of Company’s business can give rise to significant contract modifications, which can impact performance obligations and transaction price. Management considers revenue recognizable on contract modifications that have not yet been formerly approved, but for which approval is considered perfunctory.

The timing of Company billings is generally dependent upon agreed-upon contractual terms, milestone billings based on the completion of certain phases of the work, or when products are provided. Billing can occur prior to revenue recognition, resulting in deferred revenue or subsequent to revenue recognition, resulting in unbilled revenue. The asset, “contract assets” represents revenues recognized in excess of amounts billed. These contract assets are not considered a significant financing component of the Company’s contracts as the payment terms are intended to protect the customer in the event the company does not fulfill its obligations under the contract. The liability, “contract liabilities” represents amounts billed in excess of revenues recognized. Contract liabilities are not a significant financing component as they are generally utilized to pay for contract costs within a one-year period or are used to ensure the customer meets contractual requirements.

The following table summarizes our contract assets and liabilities:

	2023	2022
Accounts Receivable	$50,597,096	$47,594,184
Contract Assets	$89,184,472	$61,319,494
Contract Liabilities	$36,074,449	$16,068,855

Changes in contract asset and contract liabilities are primarily due to the timing of payments from customers and the Company satisfying performance obligations during the normal course of business. The amount of revenue recognized from changes in the transaction price associated with performance obligations satisfied in prior year during the years ended December 31, 2023 and December 31, 2022 was not material. Changes in contract liabilities were as follows:

	2023	2022
Contract Liabilities, Beginning of Year	$16,068,855	$7,420,795
Customer Advances Received or Billed	35,180,921	15,773,802
Recognition of Unearned Revenue	(15,175,327)	(7,125,742)

Contract Liabilities, End of Year	$36,074,449	$16,068,855

TCFIII Spaceco Holdings, LLC

The Company’s contracts with customers relate to the design, manufacturing and delivery of its products in the following markets:

•	Hypersonics and Strategic Missile Defense – Hypersonic missiles, large diameter missile deterrent technologies and intercontinental strategic missile defense systems

•	Space and Launch – Traditional and new space launch rocket systems, space capsules, vehicles and payloads

•	Missile and Integrated Defense Systems – Precision guided missiles, small diameter rocket and missile technologies and integrated defense systems

Substantially all of the Company’s customers are government or commercial enterprises based in the United States.

The following table presents our revenue disaggregated into markets as of December 31, 2023 and December 31, 2022:

	2023	Mix
Hypersonic and Strategic Missile Defense	$100,093,421	35.7%
Space and Launch	94,642,721	33.7%
Missile and Integrated Defense Systems	85,969,428	30.6%

Total Revenue	$280,705,570	100.0%

	2022	Mix
Hypersonic and Strategic Missile Defense	$72,295,636	31.9%
Space and Launch	79,663,749	35.2%
Missile and Integrated Defense Systems	74,350,914	32.9%

Total Revenue	$226,310,299	100.0%

Revenue growth by market is presented in the table below:

	2023	2022	Change
Hypersonic and Strategic Missile Defense	$100,093,421	$72,295,636	38%
Space and Launch	94,642,721	79,663,749	19%
Missile and Integrated Defense Systems	85,969,428	74,350,914	16%

Total Revenue	$280,705,570	$226,310,299	24%

Contract Estimates and Modifications

The Company recognizes changes in contract estimates on a cumulative “catch-up” basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in a prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate differs from the previous estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the total loss in the consolidated balance sheets in the period in which it is identified.

A contract modification exists when the parties to a contract agree to a change in the scope and/or price of a contract. Contracts are often modified for changes in contract specifications or requirements. Most of the

TCFIII Spaceco Holdings, LLC

Company’s contract modifications are for goods that are not distinct in the context of the contract and are therefore accounted for as part of the original performance obligation through a cumulative catch-up adjustment.

Prepaid and other current assets

Within prepaid and other current assets, the Company recognizes prepaid expenses for prepayments for goods that are expected to be consumed within 12 months. The Company also recognizes raw materials inventory within prepaid and other current assets, for the year ended December 31, 2023 and December 31, 2022 the balance of raw materials inventory included within prepaid and other current assets was $9,839,569 and $2,268,247, respectively. The cost basis for inventory is determined using the weighted average cost method.

Investments

The Company accounts for its investments in securities under the provisions of FASB ASC Topic 320, Investments in Debt Securities and FASB ASC Topic 321, Investments in Equity Securities. Topic 320 requires that management determines the appropriate classification of securities at the date individual investment securities are acquired, and that the appropriateness of such classifications be reassessed at each balance sheet date.

The Company’s investments are equity securities accounted for under Topic 321. The investment securities have been classified as available-for-sale securities and have the following accounting policy.

Marketable securities consist of publicly traded mutual funds classified as available for sale. These securities are stated at fair value and are included in other assets. Changes in the values of these securities are included in other income/(expense) on the Consolidated Statement of Operations and Comprehensive Income.

Accounts Receivable

Accounts receivable is comprised of unsecured amounts due from customers and presented net of any allowance for credit losses. In 2023, the Company adopted ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), commonly referred to as Current Expected Credit Loss (CECL). In consideration of the new standard, management has implemented a new methodology to recognize estimated probable losses on accounts receivable. Under the new methodology all accounts receivable balances 180 days beyond the contractual due date will be reserved at 50% and balances one year beyond the contractual due date will be reserved at 100%.

Management will also continue to evaluate specific balances and, if facts and circumstances indicate they may be impaired, will book an allowance for the estimated probable losses. The adoption of CECL did not have a material impact on the Company’s financial statements. Accordingly, prior year reported financial results and disclosures have not been restated. Expected credit losses are written off in the period in which the financial asset is no longer recoverable. Total write offs are immaterial to the consolidated financial statements.

The following table summarizes our allowance for credit losses:

	2023	2022
Allowance for Credit Losses, Beginning Balance	$20,338	$79,583
Bad Debt Expense	1,039,077	81,048
Write Offs /(Recoveries)	(20,338)	(140,293)

Allowance for Credit Losses, Ending Balance	$1,039,077	$20,338

TCFIII Spaceco Holdings, LLC

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight- line method over the assets’ estimated useful lives which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the respective asset. Expenditures for repairs are expensed as incurred and major additions, renewals, and betterments are capitalized in the consolidated balance sheets.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. Goodwill is allocated to the Company’s single reporting unit and tested for impairment annually. In evaluating goodwill for impairment, the Company may first assess the qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test.

Alternatively, the Company may bypass the qualitative assessment and apply the quantitative impairment test to determine whether the carrying value of the reporting unit exceeds the fair value of the reporting unit.

Quantitative assessments of fair value rely upon various valuation methods, including market-based valuation methods or income-based valuation methods. These assessments require significant assumptions including projected growth rates, profitability margins and discount rates, which are subject to variability year over year and are impacted by market and industry conditions.

Intangible Assets

Intangible assets consist of customer relationships, customer production backlog, patents and know-how. Useful lives of amortized intangible assets are estimated based on the nature of the asset and the pattern in which the economic benefits of the assets are consumed. If a pattern of economic benefit cannot be reliably determined or if a straight-line amortization approximates the pattern of economic benefit, straight line amortization is used. Intangible assets are amortized to cost of sales or depreciation and amortization expense within operating expenses on a straight-line basis over the applicable useful lives.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including amortized intangible assets, whenever changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company evaluates the recoverability of its long- lived assets based on estimated undiscounted future cash flow. If the expected undiscounted future cash flows are less than the carrying value, a write-down would be recorded to reduce the carrying value to its estimated fair value. There was no impairment of long-lived assets during the years ended December 31, 2023 and December 31, 2022.

Impairment assessment inherently involves management judgments as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Accordingly, due to the many variables inherent in developing the estimates used in our impairment analyses, differences in assumptions may have a material effect on the results of those impairment analyses.

Income Taxes

The Company is not a taxable entity for federal or state income tax purposes, with the exception of its AMRO, AAE, and Systima subsidiaries. Those subsidiaries are taxed separately and are liable for income taxes

TCFIII Spaceco Holdings, LLC

on their results of operations. Income taxes on the Company’s and AEC’s operations are borne by the Parent’s members in proportion to their membership interests.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (DTAs) and deferred tax liabilities (DTLs) for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

The Company recognizes DTAs to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If it is determined that the Company would be able to realize its DTAs in the future in excess of their net recorded amount, an adjustment to the DTA valuation allowance would be necessary, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it’s determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses, and the revolving line of credit. Carrying amounts approximate their fair values due to their short-term nature. The Company’s financial instruments also include notes payable. The fair value of the notes payable is estimated based on current rates offered for notes of similar terms, risks, and maturities and approximates the carrying value.

Concentration of Credit Risk

Revenue from a few customers will typically represent a significant portion of the Company’s total revenue in any given fiscal year. For the year ended December 31, 2023, revenue from three customers accounted for approximately 47.3% of the Company’s revenue. For the year ended December 31, 2022, revenue from three customers accounted for approximately 56.0% of the Company’s revenue. Three customers accounted for 58.7% of accounts receivable as of December 31, 2023. Two customers accounted for 57.5% of accounts receivable as of December 31, 2022. One supplier accounted for approximately 37.5% of accounts payable as of December 31, 2023. No supplier accounted for more than 10% of accounts payable as of December 31, 2022.

Advertising

Advertising costs are charged to expense as incurred and amounted to $0 and $30,245 for the years ended December 31, 2023 and December 31, 2022, respectively.

TCFIII Spaceco Holdings, LLC

Share-Based Compensation

The Company accounts for share-based compensation under the fair value recognition provisions of ASC 718, Compensation - Stock Compensation. Under the fair value provisions, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite vesting period.

Net Income (Loss) Per Common Unit

The Company uses the two-class method in calculating earnings per unit when it issues securities other than common units that contractually entitle the holder to participate in distributions and earnings of the Company. The Company has issued Profit Interest Units (PIUs) in the form of Class P LLC Membership Units (“P Units”) that, once vested, participate in its distributions and earnings after the common units receive their return of capital plus a specified threshold amount. As neither the Company’s undistributed or distributed earnings have exceeded the P Units’ thresholds for any periods presented, no earnings were allocated to the P Units in the computation of basic and diluted earnings per unit.

The Company presents both basic and diluted earnings per unit amounts. Basic earnings per unit is computed by dividing the net income attributable to common units by the weighted-average number of units outstanding during the period.

Diluted earnings per unit represents net income divided by the weighted-average number of units outstanding, inclusive of the effect of dilutive units and contingently issuable units. For the years ended December 31, 2023 and 2022, the Company had no potentially dilutive securities.

Recently Issued Accounting Pronouncements

In March 2024, the FASB issued ASU 2024-02” Codification Improvements-Amendments to Remove References to the Concepts Statements”, which removes various references to concepts statements from the FASB Accounting Standards Codification. This ASU is effective for the Company beginning in the first quarter of fiscal year 2026, with early adoption permitted. The Company expects the new guidance will have an immaterial impact on its consolidated financial statements and intends to adopt the guidance when it becomes effective in the first quarter of fiscal year 2026.

In March 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This update clarifies the scope of “Profit Interest” and similar awards and adds an illustrative example to the existing ASC 718 standard that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments in this ASU are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for interim and annual financial statements not yet issued or made available for issuance. The amendments in this ASU should be applied either (1) retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or (2) modified on or after the date at which the entity first applies the amendments. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and disclosures.

In 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands the segment reporting disclosures and requires disclosure of segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, amounts and description of its composition for other segment items,

TCFIII Spaceco Holdings, LLC

and interim disclosure of a reportable segment’s profit or loss and assets. Additionally, the amendments require the disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing performance and deciding how to allocate resources. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company is evaluating the potential impact to our financial statements of adopting this standard.

In 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures, which seeks to enhance the transparency and usefulness of income tax disclosures. This update focuses on improvements to the rate reconciliation and income taxes paid disclosures. The ASU is effective for fiscal years beginning after December 15, 2025. The Company is evaluating the potential impact to the financial statements of adopting this standard.

In 2022, the FASB issued ASU No. 2023-01, Common Control Arrangements, which clarified the accounting for assets under common control with related parties, under ASC 842. The standard requires that entities determine whether a related party arrangement between entities under common control qualify as a lease. This amendment provides a practical expedient for private companies and not-for-profit entities to determine whether a lease exists, classification of the lease and the accounting for the lease, based on written terms and conditions of the arrangement. The ASU is effective for fiscal years beginning after December 15, 2023. The Company is evaluating the potential impact to the financial statements of adopting this standard.

In 2020, the FASB issued ASU No. 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which, for a limited period of time, adds ASC 848 to GAAP providing entities with certain practical expedients and exceptions from applying modification accounting if certain criteria are met. The guidance in ASC 848 was initially codified with a sunset date of December 31, 2022. However, such was subsequently deferred through December 31, 2024, as a result of ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The Company is evaluating the potential impact to the financial statements of adopting this standard.

In December 2019, the FASB issued ASU 2019-12 (“ASU 2019-12”), Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other areas of the standard. ASU 2019-12 is effective beginning as of January 2022. The adoption did not have a material impact on our financial statements.

Investments and Fair Value Measurements

The Company applies the provisions under ASC 820, Fair Value Measurements, for financial assets and liabilities that are remeasured and reported at fair value each reporting period, and for nonfinancial assets and liabilities that are remeasured and reported at fair value on a nonrecurring basis. ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. Where quoted market prices for identical assets and liabilities are available in active markets, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include exchange traded securities and mutual funds for which there are quoted prices in active markets. If quoted market prices are not available for the specific security, but are based on other observable inputs, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and would generally be classified within Level 2 of the valuation hierarchy. Level 3 securities are securities where the inputs to the valuation methodology are unobservable inputs based on best estimates of inputs market participants that would be used in pricing the asset or liability as of the measurement date, including assumptions about risk. There were no transfers between Level 1, Level 2, or Level 3 for the years ended December 31, 2023 or December 31, 2022.

TCFIII Spaceco Holdings, LLC

In accordance with the fair value hierarchy, the Company holds mutual funds classified and valued using Level 1 criteria totaling $0 and $563,460 for the years ended December 31, 2023 and December 31, 2022, respectively. These assets are included in investments in marketable securities on the Company’s consolidated balance sheets. Under ASC 320, Debt and Equity Securities, these investments are classified as available-for-sale securities.

The following is a summary categorization, as of December 31, 2023, and 2022, of the Company’s financial instruments based on the inputs utilized in determining the value of such financial instruments:

(dollars in thousands)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:
Cash and Cash Equivalents	—	5,455	—	5,455
Corporate Owned Life Insurance (COLI)	—	816	—	816

Asset Subtotal	$—	$6,271	$—	$6,271

Earn-out Liability – AEC	—	—	(750)	(750)
Earn-out Liability – Patents	—	—	(1,000)	(1,000)
Deferred Plan Obligations	—	(76)	—	(76)

Liability Subtotal	$—	$(76)	$(1,750)	$(1,826)

Total at December 31, 2023	$—	$6,195	(1,750)	$4,445

Asset Category:
Cash and Cash Equivalents	—	6,626	—	6,626
Marketable Securities	563	—	—	563
Corporate Owned Life Insurance (COLI)	—	657	—	657

Asset Subtotal	$563	$7,283	$—	$7,846

Earn-out Liability – AEC	—	—	(4,000)	(4,000)
Earn-out Liability – Patents	—	—	(4,000)	(4,000)
Deferred Plan Obligations	—	(76)	—	(76)

Liability Subtotal	$—	$(76)	$(8,000)	$(8,076)

Total at December 31, 2022	$563	$7,207	$(8,000)	$(230)

Level 3 fair value methodologies were used in the calculation of contingent consideration. The Company’s contingent consideration liability is primarily determined based on the achievement of certain negotiated financial performance targets considered to be Level 3 inputs. As of December 31, 2022, the Company had contingent consideration of $4,000,000 related to earn-outs attributable to the 2020 AEC acquisition included in other long-term liabilities. The fair value of the contingent consideration liability related to the AEC acquisition was determined using a Monte-Carlo simulation model. An additional $4,000,000 in liabilities related to the 2022 purchase of patents from Cornerstone Research Group included in accrued expenses as of December 31, 2022.

The fair value of the contingent consideration liability related to the purchase of the patents was measured at discounted value. There was no change in the fair value of these liabilities from the acquisition date through December 31, 2022.

As of December 31, 2023, contingent consideration related to the AEC acquisition was reduced to $750,000 and liabilities related to the purchase of patents was reduced to $1,000,000, due to payments made during the

TCFIII Spaceco Holdings, LLC

current year. Both liabilities are included within accrued expenses on the Company’s consolidated balance sheets as of December 31, 2023. There were no other changes to the fair value of these liabilities December 31, 2023.

3. Restatement of Previously Issued Financial Statements

As further discussed in Note 12, the Company issues PIUs or P Units to SpaceCo Management Equity LLC, SpaceCo Management Equity LLC then issues identical P Units to key management employees of the Company.

•	The P Units of the Company granted to SpaceCo Management Equity LLC are subject to the same vesting, settlement and forfeiture provisions as the P Units of SpaceCo Management Equity LLC granted to individual employees of the Company.

•	The P Units of SpaceCo Management Equity LLC and the Company are required to maintain a 1:1 ratio of P Units outstanding. The P Units of either entity are meant to be economically identical.

•	SpaceCo Management Equity LLC has an economic interest in the Company, but no other interests or business operations other than issuing P Units directly to management employees on behalf of the Company.

The accounting for grants of P Units by the Company to SpaceCo Management Equity LLC and SpaceCo Management Equity LLC’s contemporaneous issuance of P Units to individual Company employees represents a distribution from the Company immediately followed by a contribution from SpaceCo Management Equity LLC, which together would have no financial statement impact.

As a result of the above, the Company refers to PIUs or P Units issued to SpaceCo Management Equity LLC as though the Company had issued the P Units directly to the employee.

The Company previously accounted for its PIUs issued to certain key management employees as a liability under ASC 710, Compensation instead of as share-based compensation awards under ASC 718, Stock Compensation.

Under ASC Section 718-10-15-3, the guidance in the Compensation—Stock Compensation Topic applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in the grantor’s own operations or provides consideration payable to a customer by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an employee or a nonemployee that meet either of the following conditions: (a) the amounts are based, at least in part, on the price of the entity’s shares or other equity instruments, (b) the awards require or may require settlement by issuing the entity’s equity shares or other equity instruments. As further discussed in Note 12, according to the equity incentive plan governing the P Units, the P Units were issued to certain key management employees of the Company in exchange for their services provided to the Company. Based on management’s evaluation, in consultation with the Company’s audit committee, the Company’s management concluded that the Company’s P Units are legal form equity and entitle the recipient to residual interest upon a distribution in excess of a stated threshold amount, which is proportionate to their percentage ownership of the Company’s P Units.

As a result of the above, the Company determined that the P Units should have been accounted for as share-based compensation awards under ASC 718 in its previously issued financial statements. Under this accounting treatment, the P Units should have been equity classified and the Company is required to measure the fair value of the P Units as of their grant date and recognize share-based compensation expense over the requisite service period.

TCFIII Spaceco Holdings, LLC

The following table presents the effect of the correction on each financial statement line item and per-share amounts. There was no impact on the Company’s previously reported total net cashflows from operating, investing or financial activities.

	As Previously Reported	Adjustments	As Restated
Periods from January 1, 2023 to December 31, 2023
General and administrative expenses	$35,332,019	$1,291,244	$36,623,263
Net income	5,650,649	(1,291,244)	4,359,405
Net income (loss) per common unit outstanding, basic and diluted	0.03	—	0.03
Weighted-average common units outstanding, basic and diluted	166,775,913	—	166,775,913
Changes in Members’ Equity
Accumulated Deficit	(19,746,501)	(1,291,244)	(21,037,745)
Share-based Compensation	—	1,291,244	1,291,244
Periods from January 1, 2022 to December 31, 2022
General and administrative expenses	$28,433,084	$1,603,000	$30,036,084
Net loss	(12,495,619)	(1,603,000)	(14,098,619)
Net income (loss) per common unit outstanding, basic and diluted	(0.08)	(0.01)	(0.09)
Weighted-average common units outstanding, basic and diluted	159,110,094	—	159,110,094
Changes in Members’ Equity
Accumulated Deficit	(23,794,150)	(1,603,000)	(25,397,150)
Share-based Compensation	—	1,603,000	1,603,000

4. Property and Equipment

Property and equipment consisted of the following as of December 31, 2023 and December 31, 2022:

	2023	2022
Machinery and equipment (7-10 year assets)	$49,923,631	$42,823,392
Vehicles (5 year assets)	11,586	228,042
Office furniture and equipment (5-7 year assets)	1,191,517	1,438,467
Computer systems (3 year assets)	2,203,788	1,847,208
Leasehold improvements (life tied to lease duration)	12,209,712	9,408,448
Construction in process	3,991,093	5,133,651

Total property and equipment	69,531,327	60,879,208
Less accumulated depreciation	(17,702,707)	(9,894,641)

Property and equipment, net	$51,828,620	$50,984,567

Depreciation expense associated with property and equipment amounted to $7,808,066 for the year ended December 31, 2023, and $5,369,512 for the year ended December 31, 2022.

5. Asset Acquisitions

On June 7, 2022, the Company entered into an Asset Purchase Agreement (the “Agreement”) whereby certain assets including equipment, inventory, and intellectual property of Cornerstone Research Group, Incorporated were acquired by Systima Technologies, Inc., a wholly-owned subsidiary of the Company. The acquisition met the requirements to be considered an asset acquisition under US GAAP. Accordingly, the

TCFIII Spaceco Holdings, LLC

acquisition was accounted for using the cost accumulation method, as prescribed in ASC 805, the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. The initial payment was equal to $2,000,000, offset by minor adjustments including Seller Equipment Indebtedness payoff amounts and Seller transaction expenses. Seller is also entitled to four additional payments of $1,000,000 pending the completion of milestone events as described in the purchase agreement, as well as royalty payments up to 5% of net revenue each quarter for ten years following the closing date, not to exceed a maximum of $15,000,000. Net revenue is defined in the purchase agreement as costs required to produce specified compounds multiplied by 120%. In 2023, the Company made payments of $3,000,000 related to the completion of three milestone events, as well as immaterial royalty payments.

The gross value of intangible assets acquired under this agreement was $5,008,000. Assets are being amortized over their average expected useful life of 10 years. During the years ended December 31, 2023, and December 31, 2022, the Company has recorded amortization on these intangibles of $531,044 and $296,500, respectively.

6. Goodwill and Intangibles

The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets acquired in business combinations consist of patents, know-how, customer backlogs, and customer relationships. The fair value for acquired customer relationship and backlog intangibles is determined as of the acquisition date using the multi- period excess earnings method (“MPEEM”) under the income approach. This method reflects the present value of the operating cash flows generated by the intangible assets after considering the cost to realize the revenue, and an appropriate discount rate to reflect the time value and risk associated with the invested capital. The fair value of the patents and know-how intangible assets are determined utilizing the relief from royalty method which is a form of the income approach. Under this method, a royalty rate based on observed market royalties is applied to projected revenue supporting the tradename and discounted to present value using an appropriate discount rate.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment testing annually, or more frequently if events or changes in circumstances indicate the asset might be impaired. The impairment test compares carrying values of the reporting unit and indefinite-lived intangible assets to their estimated fair values. If the carrying value exceeds the fair value, then the carrying value is reduced to fair value. In testing our reporting unit and indefinite-lived intangible assets for impairment, we may perform both qualitative and quantitative assessments. For the quantitative assessments that are performed for goodwill, we primarily utilize a combination of discounted cash flows (DCF) and market-based valuation methodologies. For the quantitative assessments of indefinite-lived intangible assets, fair value is primarily based on the relief from royalty method. These quantitative assessments incorporate significant assumptions that include sales growth rates, projected operating profit, terminal growth rates, discount rates, royalty rates, and comparable multiples from publicly traded companies in our industry. Such assumptions are subject to variability from year to year and are directly impacted by, among other things, global market conditions.

The Company completed the annual goodwill impairment testing as of October 1, 2023, and October 1, 2022, and determined that no adjustments to the carrying value of goodwill were necessary. The Company performs its goodwill impairment test at the reporting unit level, which is the same as or one level below the operating segment level. The Company has one operating and reportable segment, and for the year ended December 31, 2023, and December 31, 2022, the Company had one reporting unit for goodwill impairment testing purposes. The Company assessed the reporting unit using qualitative factors to determine whether it was more likely than not that the reporting unit’s fair value is less than its carrying value (step 0) and determined that

TCFIII Spaceco Holdings, LLC

no further testing was required for the year ended December 31, 2023. For the year ended December 31, 2022, the Company elected to bypass the qualitative assessment and performed a quantitative goodwill impairment test (Step 1), as permitted under ASC 350, which also indicated that the fair value of the reporting unit exceeded its carrying amount, and no impairment charge was recognized.

The Company continuously monitors and evaluates relevant events and circumstances that could unfavorably impact our significant assumptions used in testing goodwill, including changes to U.S. treasury rates and equity risk premiums, tax rates, recent market valuations from transactions by comparable companies, volatility in the Company’s market capitalization, and general industry, market, and macro-economic conditions. It is possible that future changes in such circumstances, or in the inputs and assumptions used in estimating the fair value of our reporting units, could require the Company to record a non-cash impairment charge. The Company recorded no impairment losses during the years ended December 31, 2023, and December 31, 2022.

The table below summarizes the changes in the Company’s goodwill balances:

Total Goodwill
Balance at January 1, 2022	$217,273,414
Acquisitions	—
Impairments	—

Balance at December 31, 2022	217,273,414

Acquisitions	—
Impairments	—

Balance at December 31, 2023	$217,273,414

The table below summarizes the carrying amounts of the Company’s identifiable intangible assets:

		2023			2022
	Estimated Useful life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	9 years	$2,722,000	$(471,309)	$2,250,691	$2,722,000	$(168,865)	$2,553,135
Know-How	10 years	2,286,000	(356,235)	1,929,765	2,286,000	(127,635)	2,158,365
Customer Backlog	12-22 months	33,450,000	(33,450,000)	—	33,450,000	(33,450,000)	—
Customer Relationships	13-19 years	242,600,000	(39,223,584)	203,376,416	242,600,000	(25,348,724)	217,251,276

Total Intangible Assets		$281,058,000	$(73,501,128)	$207,556,872	$281,058,000	$(59,095,224)	$221,962,776

Amortization expense amounted to $14,405,904 and $24,855,801 for the years ended December 31, 2023 and December 31, 2022 respectively. In total, the intangible assets acquired subject to amortization have a weighted average useful life of 15.6 years. The table below summarizes the annual amortization expense of the Company for the next five years.

2024	$14,405,964
2025	14,405,964
2026	14,405,964
2027	14,405,964
2028	14,405,964
Thereafter	$135,527,052
Total	$207,556,872

TCFIII Spaceco Holdings, LLC

7. Revolving Line of Credit

The Company has a revolving line of credit to provide for working capital needs. This line of credit will expire in December 2025, which is the date the principal amounts are due. Debt repayment can be made before the due date without penalties. The revolver borrowing limit is $20,000,000. Borrowings under the line of credit bear interest based on the Secured Overnight Financing Rate (SOFR) and the Company’s leverage ratio. Interest rates were 12.55% and 11.73% as of December 31, 2023 and December 31, 2022, respectively. Amounts outstanding were $20,000,000 and $16,500,000 as of December 31, 2023 and December 31, 2022, respectively.

The Company’s revolving line of credit carries variable interest payments based on specified benchmark reference rates. The Term Note has financial covenants such as total leverage ratios and fixed charge coverage ratios, which apply for any consecutive twelve fiscal months. As of December 31, 2023 and December 31, 2022, the Company maintained all leverage ratios and fixed charge coverage ratios. Depending on the amount of cash generated from operations, disposition of assets, or sale of operation, the Company is required to use certain excess amounts to repay the outstanding principal balance of the revolving credit line. Additionally, optional principal repayments above certain minimum cash thresholds are also permitted.

8. Notes Payable

The Company has a term note payable (the “Term Note”). The Term Note was used to consolidate debt and finance the Company’s historical acquisitions. The note was issued in December 2020 will expire in December 2025. The amount outstanding as of December 31, 2023 and December 31, 2022 was $300,786,683 and $309,036,683, respectively. Interest rates were 12.55% and 11.43% as of December 31, 2023, and December 31, 2022, respectively. The note is collateralized by the property and assets of the Company and its subsidiaries.

The Term Note carries variable interest payments based on specified benchmark reference rates. The Term Note has financial covenants such as total leverage ratios and fixed charge coverage ratios, which apply for any consecutive twelve fiscal months. As of December 31, 2023 and December 31, 2022, the Company maintained all leverage ratios and fixed charge coverage ratios. A prepayment penalty on any principal amounts repaid prior to maturity expired in December 2023. Mandatory quarterly principal repayments of $2,062,500 will continue to be paid through 2025. Upon achieving certain measurements of cash flows, the Company is required to use the cash to repay principal amounts of the Term Note. As of December 31, 2023 and December 31, 2022, no principal repayments have been made. Optional principal repayments above certain minimum cash thresholds are also permitted.

The Company holds a note payable to one of the sellers from the June 25, 2021 acquisition for $6,554,847. The note bears interest at 7.5% and is capitalized annually on the anniversary date of the acquisition. The outstanding principal and interest balance as of December 31, 2023 and December 31, 2022 was $7,894,852 and $7,045,808, respectively. The note plus all capitalized interest amounts is due and payable March 22, 2026. Total principal and capitalized interest expected to be paid is $9,269,172.

Principal repayment requirements on the notes payable as of December 31, 2023 consisted of the following:

Year ending December 31,	Amount
2024	$8,250,000
2025	292,536,682
2026	7,894,852
2027	—
2028	—

Total	308,681,534
Debt issuance costs	(4,393,411)

Notes payable net of debt issuance costs	$304,288,123

TCFIII Spaceco Holdings, LLC

Total interest expense related to the revolving line of credit (Note 7), finance leases (Note 9) and notes payable amounted to $48,115,589 and $37,610,154 for the years ended December 31, 2023 and December 31, 2022, respectively. Debt origination fees related to the Term Note were $9,927,075, which are being amortized over the life of the loan. Amortization of debt origination fees, related to the Term Note, of $1,985,413 was recorded as part of interest expense for both the years ended December 31, 2023 and December 31, 2022.

Accrued interest under the revolving line of credit and the Term Note was $0 for both the years ended December 31, 2023 and December 31, 2022, respectively.

9. Lease Obligations

Under the provisions of ASC 842, the Company has both finance and operating leases. An arrangement is determined to be a lease at inception if it conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Right-of-use (ROU) assets represent the right to use an underlying asset over the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. The Company has recorded both a right-of-use asset for each applicable lease and an associated liability for the right to use the asset and the obligation for future lease payments. Separate ROU assets and liabilities have been recorded for finance and operating leases. ROUs for both lease categories are included in ROU asset on the financial statements. The Company has elected not to recognize an ROU asset and lease liability for leases with terms of 12 months or less. Expenses associated with short term leases were $426,415 and $1,056,490 for the years ended December 31, 2023 and December 31, 2022, respectively.

Liabilities for both finance and operating leases are included in their respective short-term lease liabilities for amounts due within one year and in noncurrent lease liabilities, net of current portion for remaining amounts due. ROU calculations include management’s assessment of the probability of exercise of lease extensions ranging from 1 to 18 years. No leases include variable lease payments.

The Company evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. A lease is accounted for as a finance lease if it meets one of the following five criteria: (i) the lease has a purchase option that is reasonably certain of being exercised, (ii) the present value of the future cash flows is substantially all of the fair market value of the underlying asset, (iii) the lease term is for a significant portion of the remaining economic life of the underlying asset, (iv) the title to the underlying asset transfers at the end of the lease term, or (v) if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as an operating lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company’s lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The Company used the implicit rate when readily determinable. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar services, which are considered non-lease components for accounting purposes. For all types of leases, non-lease components are excluded from our ROU assets and lease liabilities and expensed as incurred.

The Company has certain property leases, with former owners and members for facilities of the Company’s subsidiaries. Most of these leases are accounted for as finance leases except for facilities leased by AEC and a plane hangar leased by Systima, which are accounted for as operating leases. Total lease payments amounted to $6,221,525 and $6,024,177 for the years ended December 31, 2023, and December 31, 2022. The Company has month-to-month rentals and other short-term leases, which are expensed as incurred.

TCFIII Spaceco Holdings, LLC

Consolidated Lease Summary

On a consolidated basis, lease activity for the years ended December 31, 2023 and December 31, 2022 were as follows:

	Year Ending December 31, 2023	Year Ending December 31, 2022
Finance lease expense	Total	Total
Amortization of ROU assets	$4,763,656	$4,527,210
Interest on lease liabilities	5,470,425	5,407,279
Operating lease expense	1,676,970	1,191,998

Total	$11,911,051	$11,126,487

On a consolidated basis, supplemental cash flow information for the years ended December 31, 2023 and December 31, 2022 were as follows:

Cash paid for amounts included in the measurement of lease liabilities	2023	2022
Operating cash flows from finance leases	$5,386,787	$5,426,631
Financing cash flows from finance leases	$1,532,011	$1,095,868
Operating cash flows from operating leases	$1,455,186	$925,256
ROU assets obtained in exchange for new finance lease liabilities	$7,711,895	$2,061,241
ROU assets obtained in exchange for new operating lease liabilities	$2,801,902	$295,044
Weighted-average remaining lease term in years for finance leases	15.00	16.87
Weighted-average remaining lease term in years for operating leases	6.94	8.83
Weighted-average discount rate for finance leases	7.88%	7.51%
Weighted-average discount rate for operating leases	8.97%	7.54%

On a consolidated basis, maturities of lease liabilities are as follows:

Year ending December 31,	Finance Lease	Operating Lease	Total
	Total Finance	Total Operating
2024	$8,561,200	$1,742,679	$10,303,879
2025	8,953,816	1,778,511	10,732,327
2026	9,025,270	1,444,887	10,470,157
2027	9,250,853	1,489,054	10,739,907
2028	9,253,265	1,188,368	10,441,633
Thereafter	92,495,325	2,044,867	94,540,192

Total undiscounted cash flows	$137,539,729	$9,688,366	$147,228,095
Less present value discount	(59,652,169)	(2,531,823)	(62,183,992)

Total lease liabilities	$77,887,560	$7,156,543	$85,044,103

10. Retirement Plans

Employee Benefit Plan

The Company maintains 401(k) Plans for all employees who have completed three months of service and have reached age 18. Qualified employees may contribute up to 90% of their pre-tax annual compensation to this plan, not to exceed the dollar limit set by law. The Company may make discretionary matching contributions and discretionary non-elective contributions to this plan. There were contributions of $1,629,089 and $477,120 made

TCFIII Spaceco Holdings, LLC

to the plans during the years ended December 31, 2023 and December 31, 2022, respectively. Retirement plan contribution expense is included within either Cost of Goods Sold or General and Administrative expenses on the consolidated statement of operations and comprehensive loss, depending on the nature of the employee’s work.

Nonqualified Deferred Compensation Plan

The Company implemented a nonqualified deferred compensation plan (the Deferred Plan) under which a select group of management may make voluntary contributions that defer a portion of their compensation up to the maximum dollar amount under Section 409A of the Internal Revenue Code (IRC). The assets of the plan are the legal assets of the Company until they are distributed to the participants, and, therefore, the plan assets and a corresponding liability are reported on the accompanying consolidated balance sheets. Amounts owed to plan participants are unsecured obligations of the Company. The Company has established a rabbi trust in which it will make contributions to fund its obligations under the Deferred Plan. Pursuant to the terms of the trust, the Company will be required to make contributions each year to fully match its obligations under the Deferred Plan. The trust’s funds are invested in corporate owned life insurance (COLI) and the Company plans to hold the policies until the death of the insured.

The Company’s investments in COLI policies totaled $816,280 and $657,246 as of December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023 and December 31, 2022, the Company’s obligations under this plan totaled $76,317 and $75,893, respectively, and are reported as other comprehensive income in the accompanying consolidated balance sheets. Changes in the cash surrender value during the period generally reflect gains or losses in the fair value of assets, premium payments, and policy redemptions. For the year ended December 31, 2023, gains from COLI investments were $103,543. For the year ended December 31, 2022, losses from COLI investments were ($130,194). Deferred Plan benefits totaled $33,711 and $59,644 for the years ended December 31, 2023 and December 31, 2022, respectively, and are recorded as other income or expense in the accompanying consolidated statement of operations and comprehensive loss. There are no significant actuarial assumptions that affect the values of the Deferred Plan and given the limited number of participants, the impacts of the Deferred Plan are not material to the Company’s financial statements.

11. Membership Units

The Company has issued membership units both in conjunction with purchases of subsidiaries and to reflect further investment in the Company’s operations. The Company has issued Class A, Class B, and Class C units with substantially identical rights, privileges and liquidation preferences. No member shall be liable for the debts, liabilities or obligations of the Company beyond the member’s contributions. The Company has an employee receivable which is secured by the Company’s units, with an employee who is also a manager of the Company. The receivable is accounted for as a component of members’ equity totaling $1,318,907 and $1,179,430 as of December 31, 2023 and December 31, 2022 , respectively. Pursuant to the Third Amended and Restated Limited Liability Company Agreement of TCFIII Spaceco Holdings LLC, all Membership Units entitle unitholders to share in the proceeds from

TCFIII Spaceco Holdings, LLC

capital transactions, including a sale of the Company, and grant them voting rights on matters requiring the consent of Members. The following table summarizes membership units issued as of December 31, 2023 and 2022:

	Class A Units	Class B Units	Class C Units	Total
December 31, 2021	19,000,000	34,649,129	102,652,601	156,301,730

Additional units issued	—	118,059	10,537,821	10,655,880
Units redeemed	—	—	—	—
Other adjustments	—	—	—	—

December 31, 2022	19,000,000	34,767,188	113,190,422	166,957,610

Additional units issued	—	—	—	—
Units redeemed	—	(225,624)	(14,850)	(240,474)
Other adjustments	—	(1,400,121)	1,420,310	20,189

December 31, 2023	19,000,000	33,141,443	114,595,882	166,737,325

12. Share-Based Compensation

Effective July 29, 2023 and July 29, 2022 the Company through Spaceco Management Equity LLC (the “Management Company”) under the Spaceco Management Equity LLC Equity Incentive Plan (the “Equity Incentive Plan”), granted P Units to certain employees of the Company and its subsidiaries, in exchange for their services to the Company. Management Company has an economic interest in the Company, but no other interests or business operations other than issuing P Units directly to management employees on behalf of the Company.

The accounting for grants of P Units by the Company to Management Company and Management Company’s contemporaneous issuance of P Units to individual Company employees represents a distribution from the Company immediately followed by a contribution from Management Company, which together would have no financial statement impact.

As a result of the above, the Company refers to P Units issued to Management Company as though the Company had issued P Units directly to the employee.

The P Units entitle the holder to receive cash distributions from the Company, including, but not limited to upon a sale or change in control of the Company, provided that the proceeds received exceed the defined threshold value in the individual award agreements. Vesting is dependent on service-based and performance-based vesting conditions, as discussed in further detail below.

The total P Units authorized is 18,526,369, of which 18,063,207 are issued and outstanding as of December 31, 2023. 463,162 units are unallocated as of December 31, 2023.

The P Units are subject to time-based vesting conditions (Time-Based Units). The Time-Based Units generally vest over 5 years with 20% vesting at each annual vesting date. In some cases, the Company recognizes expense as of the grant date for the portion of an award that is legally vested on the grant date as a result of years of service performed prior to the grant date. Time-Based Units are also subject to an accelerated vesting upon a change of control event, which includes an initial public offering. In connection with an initial public offering and potential changes in corporate structure, vested P Units are entitled to be exchanged or converted into new shares of the converted Company based upon the fair market value of the P Units immediately prior to such conversion.

The Company records compensation cost for Time-Based Units over the requisite service period using the straight-line method.

TCFIII Spaceco Holdings, LLC

The P Units are equity-classified and the Company has made a policy election to account for forfeitures as they occur. The Company estimates grant date fair value using a Black-Scholes Option Pricing Model. The following assumptions were used for the determination of grant date fair value for the P Units granted during the years ended December 31, 2023 and December 31, 2022.

	December 31, 2023	December 31, 2022
Risk-free interest rate	4.5%	2.8%
Expected volatility	40.0%	60.0%
Expected term (in years)	2.9	2.9
Threshold value	$470,186,054	$440,367,293

Because the Company is not publicly traded, expected volatility was calculated using the historical volatilities of similar, publicly traded companies.

A summary of the Company’s vested and nonvested P Units for the years ended December 31, 2023 and December 31, 2022 is presented below:

	P Units	Weighted Average Grant-Date Fair Value
Nonvested units as of January 1, 2022	—
Granted	14,333,852	$0.25
Vested	(5,038,566)	$0.25
Forfeited	—	—

Nonvested units at December 31, 2022	9,295,286	$0.25

	P Units	Weighted Average Grant-Date Fair Value
Nonvested units as of January 1, 2023	8,426,567	$0.25
Granted	4,655,673	$0.42
Vested	4,131,985	$0.27
Forfeited	(926,318)	$0.25

Nonvested units at December 31, 2023	8,892,655	$0.31

Compensation cost related to the P Units is recognized in Selling, general and administrative expenses in the Consolidated Statement of Operations. The Company expensed $1,291,244 and $1,603,000 during the years ended December 31, 2023 and December 31, 2022 respectively.

As of December 31, 2023, there was $2,403,230 of unrecognized compensation expense related to the unvested P Units. The unrecognized compensation cost associated with the P Units is expected to be recognized over a weighted-average period of 1.96 years.

TCFIII Spaceco Holdings, LLC

13. Net Income (Loss) Per Common Unit

Net income (loss) per common unit was computed as follows (in thousands, except common unit and per common unit amounts):

	Year Ended December 31,
	2023	2022
Net income (loss)	4,359,405	(14,098,619)

Weighted average common units outstanding – basic	166,775,913	159,110,094
Effect of dilutive common units	—	—

Weight average common units outstanding – diluted	166,775,913	159,110,094

Net income (loss) per common unit – basic	0.03	(0.09)
Net income (loss) per common unit – diluted	0.03	(0.09)

The Company had no potentially dilutive securities in either period presented.

14. Provision for Income Taxes

The provision for income taxes for the years ended December 31, 2023 and the year ended December 31, 2022 consists of the following:

	2023	2022
Current income taxes:
Federal	$7,752,963	$6,020,543
State	(214,320)	612,750
Foreign	—	—

Total current	7,538,643	6,633,293

Deferred income taxes:
Federal	(9,724,367)	(8,669,663)
State	(983,100)	(1,136,543)
Foreign	—	—

Total deferred	(10,707,467)	(9,806,206)

Provision for income taxes	$(3,168,824)	$(3,172,913)

TCFIII Spaceco Holdings, LLC

A reconciliation of the Company’s effective tax rate and federal statutory tax rate is summarized as follows:

	Year Ended December 31,
	2023	2022
	(in thousands)
Federal income taxes	21.0%	21.0%
State income taxes, net of federal benefit	-3.9%	2.1%
Permanent differences	4.1%	0.0%
Profit Interest	20.1%	-1.6%
Research and development tax credits	-79.2%	6.6%
Uncertain tax positions	11.2%	-2.7%
Income from passthrough entities	-87.9%	-5.2%
Return to provision(1)	-155.0%	-2.0%
Other	3.5%	0.3%

Provision for income taxes	-266.1%	18.4%

(1)	The return to provision line item included in the rate reconciliation relates to changes in estimates related to transfer pricing, net costs in excess of billings true-up, research and development tax credits, other deferred tax true-ups, and income tax payable true-ups.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are summarized as follows:

	2023	2022
Deferred tax assets:
Net Operating Losses	$—	$—
Accrued Compensation	326,517	670,616
State income tax	116,492	112,292
Interest expense limitation	9,050,942	3,496,892
Capitalized Research	5,979,218	4,206,984
Lease Liability	20,022,080	18,447,327
Other	398,398	244,900

Total deferred tax assets	35,893,647	27,179,011

Deferred tax liabilities
ROU Asset	(17,768,280)	(17,015,345)
ASC 606	—	(412,720)
Fixed Assets	(8,768,222)	(8,020,098)
Intangibles	(46,237,606)	(49,318,779)

Total deferred tax liabilities	(72,774,108)	(74,766,942)

Net deferred tax liabilities	(36,880,461)	(47,587,931)

Less: Valuation allowance	—	—

Deferred tax assets, net of valuation allowance	$(36,880,461)	$(47,587,931)

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized.

TCFIII Spaceco Holdings, LLC

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Because of the Company’s history of net taxable income, the Company believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently likely to be realized and, accordingly, has not provided a valuation allowance on its deferred tax assets.

Utilization of the net operating losses carryforwards may be subject to annual limitations due to ownership changes that have occurred or that could occur in the future, as required by Sections 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state provisions. These ownership changes may limit the amount of net operating losses that can be utilized annually to offset future taxable income. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of outstanding stock of a company by certain stockholders.

NOLs and tax credit carryforwards as of December 31, 2023 are as follows:

	Amount	Expiration Years
NOLs, federal (post December 31, 2017)	—	Indefinite	(1)
NOLs, federal (pre January 1, 2018)	—
NOLs, state	—	2041
Research and development tax credits, federal	—
Research and development tax credits, state	—	Indefinite

A reconciliation of the beginning and ending balance of total gross unrecognized tax benefits is as follows:

	Year Ended December 31,
	2023	2022
	(in thousands)
Beginning balance of unrecognized tax benefits	$466	$—
Gross increases (decreases) based on tax positions related to current year	283	331
Gross increases (decreases) based on tax positions related to prior years	(170)	135
Gross increases (decreases) based on tax positions related to acquired entities
Settlements with taxing authorities	—	—
Expiration of statute of limitations	—	—

Ending balance of unrecognized tax benefits	$579	$466

Included in the balance of unrecognized tax benefits as of December 31, 2023 are $578,834 of unrecognized tax benefits that would affect the ETR. Also included in the balance is ($5,554) of tax provision that if recognized would result in adjustments to other tax accounts primarily deferred taxes.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company accrued $15,758 of interest and no penalties during 2023 and in total, as of December 31, 2023, recognized a liability for this amount.

The Company does not believe that it is reasonably possible that a decrease of unrecognized tax benefits may be necessary within the coming year. In addition, the company does not believe that it is reasonably possible that any of current other remaining unrecognized tax benefits, each of which is individually insignificant, may be recognized by the following year as a result of a lapse of the statute of limitations.

TCFIII Spaceco Holdings, LLC

The Company files income tax returns in the United States, California, Alabama, and Texas .. The Company is subject to income tax examination by federal and state tax authorities for years beginning in 2020 and 2019, respectively. With few exceptions, as of December 31, 2023, the company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2020 and 2019 respectively.

Enacted in 2017, the Tax Cuts and Jobs Act (“TCJA”) included significant changes in tax law including a change to Internal Revenue Code section 174 regarding the deductibility of research and experimentation expenses (“R&E expenses”). The section 174 tax law change had a delayed effective date and became effective for the Company in fiscal 2022. New section 174 requires that companies capitalize and amortize R&E expenses performed in the US over five years and further provides for a fifteen-year amortization period for R&E expenses incurred outside the US. This new provision had a material impact on the computation of taxable income for fiscal 2022.

15. Commitments and Contingencies

In the course of doing business, the Company enters into various agreements. These agreements typically include commitments and indemnifications, which could create a liability for the Company in the event of damages or injuries related to providing these services. Management believes the Company is adequately insured. However, future claims related to these agreements could significantly affect the Company’s financial results if a loss is incurred as a result of these agreements.

The Company accrues a liability for legal contingencies when it is both probable that a liability has been incurred and the amount of loss is reasonably estimable. The Company reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel, and other relevant information. To the extent new information is obtained and our views on the probable outcomes of claims, suits, assessments, investigations, or legal proceedings change, changes in our accrued liabilities would be recorded in the period in which such determination is made. For certain matters, the liability is not probable, or the amount cannot be reasonably estimated, and therefore, accruals have not been made. In addition, in accordance with the relevant authoritative guidance, for any matters in which the likelihood of a material loss is at least reasonably possible, the Company will provide disclosure of the possible loss or range of loss. If a reasonable estimate cannot be made, however, the Company will provide disclosure to that effect. As of December 31, 2023 and December 31, 2022, the Company has no material reserves for legal contingencies and does not believe it is subject to material litigation risk. Legal fees are expensed as incurred.

16. Subsequent Events

Management has evaluated subsequent events through October 21, 2024, the date these consolidated financial statements were originally available to be issued. Management also evaluated subsequent events through December 23, 2024, the date the revised consolidated financial statements for the correction of the error described in Note 3 were available to be issued. The following material subsequent events were noted:

On February 16, 2024, the Company entered into an agreement to acquire Wolcott Design Services, dba Rapid Machining Services (RMS) for cash consideration of approximately $26,500,000. The acquisition was funded through proceeds from term loans. The Company is currently in the process of finalizing the accounting for this transaction and expects to complete our preliminary allocation of purchase consideration to the assets and liabilities assumed, by the end of 2024.

On February 16, 2024, the Company increased its term note agreement with TCW by $35,000,000 to fund the acquisition of RMS and related closing costs. All other terms of the credit agreement are unchanged.

    Shares

Karman Holdings Inc.

PROSPECTUS

Citigroup

Evercore ISI

Through and including     , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the SEC registration fee, the Financial Industry Regulatory Authority Inc. (“FINRA”) filing fee, and the stock exchange listing fee.

($ in thousands)
SEC registration fee	$ *
FINRA filing fee	*
Listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees, and expenses	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Immediately prior to the effectiveness of this Registration Statement, TCFIII Spaceco Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion, and will change its name to Karman Holdings Inc. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation to be effective upon the corporate conversion will provide that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL (“Section 145”) provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be, made party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our Board pursuant to the applicable procedure outlined in the bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In fiscal year 2022, the Company issued approximately 10.54 million Class C units to certain of its existing unitholders for aggregate consideration of approximately $29.68 million and approximately 0.12 million Class B-1 units to an investor in exchange for aggregate consideration of approximately $0.33 million.

See Note 11, Membership Units, in the Notes to Consolidated Financial Statements for additional information. The issuance of such securities was not registered under the Securities Act, because the securities were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.

See the Index to the consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBITS

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1*	Form of Certificate of Conversion of TCFIII Spaceco Holdings LLC (d/b/a Karman Space and Defense, LLC).

3.1*	Form of Certificate of Incorporation of Karman Holdings Inc. (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation).

3.2*	Form of Bylaws of Karman Holdings Inc. (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation).

5.1*	Opinion of Willkie Farr & Gallagher LLP.

10.1*	Registration Rights Agreement.

10.2*	Stockholders’ Agreement.

10.3*	Credit Agreement, dated October 28, 2020, among TCFIII Karman LLC, Cadence Bank, N.A. and the parties thereto.

10.4*	Term Note, issued December 2020, among TCFIII Karman LLC, TCW Asset Management Company and the parties thereto.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Moss Adams LLP

23.2*	Consent of Willkie Farr & Gallagher LLP (included as part of Exhibit 5.1).

24.1*	Power of Attorney (included on signature pages to this Registration Statement).

107*	Filing Fee Table.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntington Beach, California, on     , 2024.

TCFIII SPACECO HOLDINGS LLC

By:
Name:	Mike Willis
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints    ,    and    , and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place, and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement, and any and all successor registration statements of the Registrant, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable the Registrant to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might, or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities on the dates indicated.

Signatures	Title	Date

Tony Koblinski	Chief Executive Officer (principal executive officer)

Mike Willis	Chief Financial Officer (principal financial officer and principal accounting officer)

Director

Signatures	Title	Date

Director

Director